Filed Pursuant to Rule 424(b)(4)

Registration No. 333-204629

PROSPECTUS

5,263,246 Shares

TubeMogul, Inc.

Common Stock

We are offering 3,500,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 1,763,246 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “TUBE.” On June 10, 2015, the last reported sale price of our common stock on The Nasdaq Global Select Market was $16.51 per share.

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and, therefore, may comply with certain reduced public company reporting requirements under the federal securities laws. Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Discount (1)	Proceeds to Us	Proceeds to Selling Stockholders
Per share	$15.750000	$0.826875	$14.923125	$14.923125
Total	$82,896,125	$4,352,047	$52,230,938	$26,313,140

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 789,486 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment on or about June 16, 2015.

J.P. Morgan	BofA Merrill Lynch	Citigroup

JMP Securities	Oppenheimer & Co.

The date of this prospectus is June 10, 2015.

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States are required to inform themselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited annual consolidated financial statements and the related notes included elsewhere in this prospectus, and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “TubeMogul,” “the company,” “we,” “us” and “our” in this prospectus refer to TubeMogul, Inc., a Delaware corporation, and our predecessor, TubeMogul, Inc., a California corporation, and where appropriate, their respective consolidated subsidiaries.

TubeMogul, Inc.

TubeMogul is an enterprise software company for brand advertising. By reducing complexity, improving transparency and leveraging real-time data, our platform enables brands to gain greater control of their video advertising spend and achieve their brand advertising objectives.

Our customers can plan, buy, measure and optimize their global video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable video advertising campaigns — onto any digital device — within minutes. This is in contrast to the still prevailing and inefficient approach to media buying that occurs through a manual campaign-by-campaign request for proposal, or RFP, process, which often involves multiple digital advertising service providers.

Our customers primarily include brands, which generally refer to companies, or product lines within companies, that control advertising budgets for a single marketing brand or a group of marketing brands, and the advertising agencies that serve them. Agency trading desks, ad networks and publishers also use our platform. We refer to our customers and other businesses that are engaged in purchasing digital marketing as advertisers.

Our platform is integrated with many public video ad inventory sources, where individual ad impressions can be purchased dynamically utilizing real-time bidding technology, or RTB. Our platform automates the real-time purchase of ad impressions based upon campaign objectives. Additionally, our customers can easily integrate the ad inventory they source directly from publishers and private exchanges. As a result, our platform enables holistic campaign management across public and private inventory using a single interface.

As consumers are increasingly watching video content on digital devices, advertisers are shifting more of their video advertising spend from traditional TV to digital channels. As a result, advertisers want to plan, buy and measure TV and digital video advertising on an equivalent basis. Our platform enables advertisers to plan and buy video advertising using industry-standard metrics such as gross rating points, or GRPs, which are a measure of reach and frequency among a target audience, and verify the audience they reach using Nielsen reporting, thereby unifying the planning and measurement of TV and digital video advertising campaigns.

Brand advertisers seek to optimize their media buys across all channels. While the importance of display and video advertising has become increasingly emphasized with the proliferation of Internet usage, TV advertising continues to comprise the majority of ad spend. In order to provide a more comprehensive purchasing platform for our clients, we introduced a solution to plan, buy and measure TV advertising through our software platform in December 2014. In 2015, we expect to launch the ability to buy display and social advertising using our software. Leveraging these platform enhancements, along with our existing video capabilities, brands will be able to plan, buy, and measure advertising campaigns across television and digital media, enhancing their ability to optimize marketing budgets on a single platform.

Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement. As a result, advertisers can verify the success and impact of their video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Using these real-time insights, our platform dynamically optimizes spend based upon brand advertising objectives set by the advertiser.

We offer advertisers unique visibility into the inventory they purchase, including enabling them to see video ad performance and viewability at any dimension of a campaign. Our platform also includes a suite of brand safety technologies designed to prevent unacceptable ad placements and to detect and block sites with inappropriate content, auto-play ad placements or fraudulent bot-driven traffic.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform. We believe our customers value both of our offerings. For 2014, campaigns were executed through our platform for over 4,000 brands, usually through an agency but in some cases directly, up from over 2,000 at the time of our initial public offering, or IPO. For the years ended December 31, 2012, 2013 and 2014, our total revenue was $34.2 million, $57.2 million and $114.2 million, respectively, representing a compound annual growth rate, or CAGR, of 83%, and Total Spend through our platform was $53.8 million, $111.9 million and $254.3 million, respectively, representing a CAGR of 117%. For the three months ended March 31, 2014 and 2015, our total revenue was $22.0 million and $30.3 million, respectively, representing period-over-period growth of 38%, and Total Spend through our platform was $48.0 million and $71.3 million, respectively, representing period-over-period growth of 49%. We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes cost of media purchases and our fees. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Total Spend as a financial measure and for reconciliations of Total Spend to revenue, the most directly comparable financial measure calculated in accordance with GAAP. For the years ended December 31, 2012, 2013 and 2014, our gross margin was 52%, 66% and 70%, respectively. For the three months ended March 31, 2014 and 2015, our gross margin was 72% and 73%, respectively. For the years ended December 31, 2012, 2013 and 2014, our net loss was $3.6 million, $7.4 million and $4.4 million, respectively. For the three months ended March 31, 2014 and 2015, our net loss was $0.8 million and $7.1 million, respectively.

Market Overview

The global advertising market is large, totaling $545.5 billion in 2014, according to eMarketer Inc., or eMarketer. Given the importance of branding to maintain and improve differentiation, market share and pricing power, a significant portion of global advertising dollars are spent on brand advertising. Brands rely on the sight, sound and motion of video advertising to establish an emotional connection with consumers that is critical to branding. Brands have primarily utilized traditional TV advertising to deliver video messages to the large audiences they require. As a result, the traditional TV market is the largest advertising market segment, reaching $202.6 billion globally in 2014, and is forecasted to grow to $220.3 billion globally in 2017, according to ZenithOptimedia.

While TV advertising represents the largest single portion of today’s advertising spend, consumers are shifting their consumption of media content from analog mediums, such as TV, print and radio, to digital mediums such as websites and mobile applications. Recognizing this trend, brands are increasingly shifting their advertising spend to digital mediums. ZenithOptimedia estimates that global online video grew 34% to $10.9 billion in 2014, and forecasts it to grow at an average of 29% a year to reach $23.3 billion in 2017.

As brands shift advertising spend to digital mediums, they encounter increasing complexity in executing their digital video advertising campaigns. Brands, their agencies and other entities, which we refer to as advertisers, generally need to use dozens of digital advertising technology providers to execute a campaign. This has resulted in a complex, fragmented and inefficient system.

Software’s Impact on Brand Advertising

Recently, cloud-based enterprise software solutions have been adopted to reduce operating costs, increase scalability, and provide better data for decision making across a multitude of functions within corporations. However, while specific solutions such as programmatic buying have begun to impact the digital advertising industry, advertisers have not yet fully realized the potential benefits that a comprehensive enterprise software solution offers. The adoption of programmatic technology to date has been driven by pressure to improve the performance of digital marketing campaigns.

Challenges of Video Advertising for Brands

As the video advertising market continues to develop and grow, advertisers are seeking alternatives to the highly manual, repetitive and uncoordinated processes that they have historically used to plan, execute and measure their video advertising campaigns. However, they continue to face several specific challenges including:

•

Fragmented and Manual System for Buying Digital Media. Advertisers need to reach audiences on many websites to achieve campaign goals, and must do so across many types of digital devices. Advertisers also typically engage in repetitive manual RFP processes with multiple sources of inventory to select the video advertising inventory suitable to reach their target audience, resulting in significant inefficiencies.

•

Challenging to Integrate and Leverage Multiple Technology Providers. Technologies needed to execute digital video advertising campaigns are generally offered by different providers and it is difficult for advertisers to make these technologies work well together. This impedes campaign performance, increases costs and lowers efficiency.

•

Limited Options for Advertisers to Manage and Control Entire Buying Process. To reach audiences across thousands of websites, advertisers are often forced to purchase inventory through media aggregators, which generally do not allow advertisers to choose the websites on which their ads run, make adjustments during the course of a given campaign, or obtain the performance data necessary to evaluate and improve ongoing campaign decision making.

•

TV Advertising and Digital Video Advertising are Purchased and Measured Differently. To date, TV and digital advertising campaigns have been executed separately and measured by different metrics, leading to inefficiencies. The separate processes and metrics make it difficult to effectively plan and measure video campaigns focused on reaching targeted audiences across TV and digital channels.

•

Advertising Service Providers Have Conflicting Interests and Offer Limited Inventory and Economic Transparency. Many digital video advertising service providers offer services to both advertisers and publishers. This model can create conflicting interests. In particular, such service providers may have an economic incentive to favor their own inventory when fulfilling campaigns over equally effective or superior inventory that is otherwise available.

•

Difficult to Measure Return on Investment. As consumers increasingly view content through a broader range of devices and channels, it is difficult for brands to verify a number of objectives important to brand advertising, such as reach and frequency among a target audience, engagement and brand lift.

•

Challenging to Deploy and Manage Global Campaigns. Managing video advertising campaigns globally is currently a costly and inefficient process requiring brands to contract with multiple agencies, ad exchanges, ad networks, supply-side platforms, publishers and technology providers.

•

Difficult to Identify and Eliminate Undesired Ad Placements and Fraudulent Traffic. Advertisers have limited control over the content alongside which their ad is placed, whether the ad is delivered in a user initiated video player, and whether it is viewable by the consumer. Advertisers are also concerned with the increasing proportion of fraudulent web traffic that is generated by computers, or bots, resulting in advertisers paying for impressions that are not viewed by consumers.

Our Solution

We enable advertisers to plan, buy, measure and optimize global video advertising spend from a single platform. We make our cloud-based platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

•

Integrated Software Platform. Our platform integrates with over 30 third-party technology providers who offer specific technologies for video campaigns, allowing advertisers to utilize a single control interface for campaign execution.

•

Designed for Self-Serve Model. Through our Platform Direct offering, our platform is accessible through a cloud-based, self-serve model, which can provide customers with full control and transparency over their video advertising spend. Our intuitive user interface enables advertisers to manage an unlimited number of campaigns simultaneously on a single platform, thereby reducing cost, complexity and inefficiencies caused by intermediaries.

•

Enable Advertisers to Buy Video Across Screens. Our platform enables advertisers to buy video advertising across desktop, mobile, television and out-of-home screens. Across desktop, mobile and television, we enable advertisers to buy using industry standard metrics such as GRPs, and verify the audience they reach using integrated Nielsen reporting, thereby unifying the planning and measurement of TV and video advertising campaigns and improving efficiencies.

•

Independent and Transparent Buy-Side Positioning. We have built our business to serve only buyers of video advertising and have no incentive to favor specific inventory when fulfilling campaigns. We show our customers the specific sites where ads are displayed and our Platform Direct customers can see the price they pay for the media, providing them with greater economic transparency.

•

Verifies and Measures Campaign Performance and Brand Lift. Our platform enables advertisers to verify audience reach and engagement and measure the impact of a video ad campaign on consumers through our integrated brand survey module.

•

Purpose-Built for Global Video Advertising. Our platform has been designed for brands to manage and execute global video campaigns using a single integrated workflow. We currently enable campaigns in over 70 countries and our platform is currently available in four languages and supports 15 currencies.

•

Integrated Brand Safety Tools. Our platform includes a suite of technologies designed to prevent unacceptable ad placements by detecting, categorizing and blocking sites with inappropriate content, fraudulent bot-driven traffic and auto-play ad placements. We integrate technology that scans the content of individual web pages prior to an ad being served to ensure the content is appropriate for the brand.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

•

Focused on Software-Based Solutions for Brands. Our platform offers advertisers a robust and comprehensive solution for brand advertising, which we believe differentiates our offerings from those of our competitors. We work to continuously improve our platform to provide our customers with the necessary capabilities to meet their evolving brand advertising objectives.

•

Empower Customers Through Our Self-Serve Model. Our Platform Direct customers have direct access to our platform which enables them to execute their own strategies for their video advertising spend. As a result of the performance and functionality of our platform, we believe many of our customers rely on our platform for a significant and growing portion of their digital video advertising spend.

•

Product Built for Global Opportunity. Our platform is built for managing and executing global advertising campaigns. Our intuitive user interface enables geographically dispersed personnel within a global organization to work seamlessly together with an auditable workflow.

•

Industry Pioneer. We believe we were the first to deliver a programmatic video advertising platform designed exclusively for advertisers and we demonstrate thought leadership through industry initiatives such as founding the OpenVideoViewability consortium. As a result, we believe we have developed a deep expertise and a strong reputation in our market.

•

Attractive and Scalable Financial Model. We are able to scale our operations in a highly efficient manner with our Platform Direct offering. Because our Platform Direct offering allows advertisers to continuously run campaigns on a self-serve basis, we require fewer sales resources following initial sales and, therefore, our sales expense tends to represent a lesser portion of follow-on Platform Direct Spend.

•

Experienced Team. We are a founder-led software company that has been focused on developing innovative software solutions for video since we were founded in 2007. The extensive industry and technology experience of our management team has allowed us to create and maintain a culture of innovation at every level of the company.

Our Strategy

We believe that the video advertising market is in the early stages of a significant shift toward enterprise software solutions that address the complexities of brand advertising. We intend to capitalize on this opportunity by pursuing the following key growth strategies.

•

Expand Our Customer Base. Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. To increase our global market share, we continue to invest in training and other initiatives to increase the productivity of our sales personnel.

•

Increase Our Share of Our Customers’ Video Advertising Spend. We continue to add features and functionality to our platform that encourage customers to consolidate, and ultimately increase, their video advertising spend on our platform.

•

Migrate Platform Services Customers to Platform Direct. Through our continued focus on educating our Platform Services customers of the value and control realized through use of our Platform Direct offering, we expect many of our Platform Services customers will migrate to our Platform Direct offering.

•

Expand into Cross-Channel Advertising and Additional Advertising Formats. We have added the capability to buy linear television advertising using our platform and we are adding other digital advertising formats, including display and social, to our platform.

•

Continue to Innovate. We intend to continue to make substantial investments in our platform by introducing enhancements and new features and functionality that position us to capture a larger share of new market opportunities. By improving our algorithms and underlying software and finding new ways to leverage data, we believe we will enhance our value proposition for both existing and prospective customers.

•	Extend Global Footprint. To best support our global advertisers, we plan to continue to utilize our cloud-based architecture to expand our international presence in a cost-effective manner.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have a history of losses and we may not achieve or sustain profitability in the future.

•	Our limited operating history makes it difficult to evaluate our current business and future prospects.

•	We may not maintain our recent revenue growth.

•

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations.

•	If our customers do not maintain and increase their advertising spend through our platform, our revenue growth and results of operations will be adversely affected.

•

The market for software-based video advertising solutions for brands is relatively new and evolving. If this market develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

•	We may not be able to compete successfully against current and future competitors.

•

A substantial portion of our business is sourced through advertising agencies that do not pay us until they receive payment from the brand, therefore increasing the length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the brand, increasing our risk of non-payment.

Corporate Information

TubeMogul was incorporated in California in March 2007 and reincorporated in Delaware in March 2014. Our principal executive offices are located at 1250 53rd Street, Suite 2, Emeryville, California 94608, and our telephone number is (510) 653-0126. Our corporate website address is www.tubemogul.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

TubeMogul and the TubeMogul logo and our other trademarks, service marks and trade names appearing in this prospectus are the property of TubeMogul. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	3,500,000 shares

Common stock offered by the selling stockholders	1,763,246 shares

Total common stock offered	5,263,246 shares

Common stock to be outstanding after this offering	33,774,376 shares

Option to purchase additional shares of common stock	789,486 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $51.0 million, based on the public offering price of $15.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, without giving effect to any reimbursement of expenses by the underwriters. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See the section titled “Use of Proceeds” and “Principal and Selling Stockholders” for additional information.

NASDAQ symbol	“TUBE”

The number of shares of our common stock that will be outstanding after completion of this offering is based on 30,274,376 shares outstanding as of March 31, 2015, and excludes:

•	4,959,143 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, at a weighted average exercise price of $5.62 per share;

•	43,353 shares of common stock issuable upon the exercise of options granted after March 31, 2015, at a weighted average exercise price of $14.35 per share;

•	1,202,313 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of March 31, 2015;

•	422,718 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2015;

•

2,185,510 shares of common stock reserved for issuance under our 2014 Equity Incentive Plan as of March 31, 2015 (which includes the shares of common stock subject to awards described in the second and fourth bullets); and

•	1,225,604 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan as of March 31, 2015.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a 2-for-1 reverse split of our common stock and preferred stock effected on April 14, 2014;

•	our reincorporation in Delaware, which was completed in March 2014; and

•	no exercise by the underwriters of their option to purchase up to an additional 789,486 shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited annual consolidated financial statements and related notes included elsewhere in this prospectus, and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 are derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the consolidated balance sheet data as of March 31, 2015 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. Results for the three months ended March 31, 2015 are not indicative of results expected for the full year.

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
	(In thousands, except share, per share and client data)
Consolidated Statements of Operations Data:
Revenue:
Platform Direct	$5,433	$19,331	$49,231	$9,248	$14,304
Platform Services	28,726	37,883	65,012	12,778	16,012

Total revenue	34,159	57,214	114,243	22,026	30,316

Cost of revenue	16,374	19,698	33,941	6,215	8,303

Gross profit	17,785	37,516	80,302	15,811	22,013

Operating expenses:
Research and development(1)	7,364	11,837	22,142	3,808	8,769
Sales and marketing(1)	10,384	21,378	38,133	7,929	11,112
General and administrative(1)	4,931	10,477	21,615	4,438	7,827

Total operating expenses	22,679	43,692	81,890	16,175	27,708

Gain on sale of InPlay	1,950	—	—	—	—

Loss from operations	(2,944)	(6,176)	(1,588)	(364)	(5,695)

Other expense, net:
Loss on extinguishment of convertible notes	—	—	(538)	—	—
Interest expense, net	(232)	(169)	(216)	(41)	(28)
Change in fair value of convertible preferred stock warrant liability	(154)	(388)	168	(281)	—
Foreign exchange loss	(141)	(618)	(1,987)	(36)	(1,307)

Other expense, net	(527)	(1,175)	(2,573)	(358)	(1,335)

Net loss before income taxes	(3,471)	(7,351)	(4,161)	(722)	(7,030)
Provision for income taxes	(94)	(60)	(283)	(45)	(114)

Net loss	$(3,565)	$(7,411)	$(4,444)	$(767)	$(7,144)

Basic and diluted net loss per share(2)	$(0.55)	$(1.12)	$(0.22)	$(0.11)	$(0.24)

Basic and diluted weighted-average shares used to compute net loss per share(2)	6,433,819	6,612,621	19,928,003	6,750,834	30,026,197

Other data: (unaudited)
Platform Direct Spend(3)	$25,032	$74,016	$189,249	$35,270	$55,265
Total Spend(3)	$53,758	$111,899	$254,261	$48,048	$71,277
Adjusted EBITDA(4)	$(2,425)	$(5,183)	$2,553	$142	$(2,977)
Number of Platform Direct Clients (5)	86	208	333	242	356

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
	(in thousands)
Research and development	$159	$206	$1,094	$102	$642
Sales and marketing	92	230	1,058	140	709
General and administrative	179	325	1,391	174	1,050

Total stock-based compensation expense	$430	$761	$3,543	$416	$2,401

(2)	See Note 8 to our audited annual consolidated financial statements for a description of the method used to compute basic and diluted net loss per share.
(3)	For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, including cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” below for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.
(4)	Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense, foreign exchange gains and losses, both realized and unrealized, loss on extinguishment of convertible notes and change in fair value of convertible preferred stock warrant liability. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” below for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	We define a Platform Direct Client as a customer that had total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under a contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

	As of March 31, 2015
	Actual	As Adjusted (1)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,855	$87,886
Working capital	$61,622	$112,653
Total assets	$132,088	$183,119
Debt obligations	$996	$996
Total stockholders’ equity	$66,716	$117,747

(1)	The as adjusted column gives effect to the sale by us of 3,500,000 shares of common stock offered by this prospectus at the public offering price of $15.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, without giving effect to any reimbursement of expenses by the underwriters.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the audited annual consolidated financial statements and the related notes included elsewhere in this prospectus and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of losses and we may not achieve or sustain profitability in the future.

We have incurred losses in each fiscal year since our incorporation in 2007 and had an accumulated deficit of $30.4 million as of March 31, 2015. We may not achieve profitability in the future as we anticipate that our operating expenses will increase significantly in the foreseeable future as we continue to invest in research and development to enhance our platform and in sales and marketing to acquire new customers. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Even if we are successful in increasing our customer base, we may not become profitable in the future or may be unable to maintain any profitability achieved if we fail to increase our revenue and manage our operating expenses or if we incur unanticipated liabilities. Although our revenue has increased substantially in recent periods, we may not be able to sustain this rate of revenue growth. Revenue growth may slow or revenue may decline for a number of reasons, including slowing demand for our offering, increasing competition, lengthening sales cycles, decelerating growth of, or declines in, our overall market, or our failure to capitalize on growth opportunities or to introduce new offerings. We could also incur increased losses as we continue to focus on growing our Platform Direct offering because the sales cycle with those customers tends to be protracted, resulting in the majority of costs associated with sales of our Platform Direct offering being generally incurred up front, while customers are billed over time through our usage-based pricing model. Any failure by us to achieve and maintain profitability could cause the price of our common stock to decline significantly.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Although we began our operations in March 2007, we did not launch our platform or begin generating substantial revenue until the second half of 2011. While we have experienced significant growth in recent periods, our short operating history and developing business model make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our platform and future features and functionality, competition from new and established companies, including those with greater financial and technical resources, acquiring and retaining customers and increasing revenue from existing customers, enhancing our platform and developing new technologies, features and functionality. You should consider our business and prospects in light of the risks and difficulties that we will encounter as we continue to develop our business model. We may not be able to address these risks and difficulties successfully, which would materially harm our business and operating results and cause the market price of our common stock to decline.

We may not maintain our recent revenue growth.

Our revenue growth will depend, in part, on our ability to acquire new customers, gain a larger amount of our existing customers’ advertising spend, continue to innovate and develop new technologies, features and functionality, extend our global footprint and increase our share of and compete successfully in new, growing video advertising markets, and we may fail to do so. A variety of factors outside of our control could affect our revenue growth, including changes in spend budgets of advertisers and the timing and size of their spend. Decisions by advertisers to delay or reduce their advertising spending or divert spending away from video advertising could slow our revenue growth or reduce our revenue. Our success in implementing our strategy of migrating customers from our Platform Services offering to our Platform Direct offering could also slow our revenue growth as we recognize a higher amount of revenue from the same amount of spend associated with our Platform Services offering than with our Platform Direct offering. You should not consider our recent growth rate in revenue as indicative of our future growth.

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not consider our past results, including our recent growth rates in terms of advertising spend and revenue, as indicative of our future performance.

In addition to other risk factors listed in this section, factors that may affect our quarterly operating results include the following:

•	fluctuations in demand for our platform, including seasonal variations in our customers’ advertising spend;

•	the level of advertising spend managed through our platform for a particular quarter and the mix between spend managed through our Platform Direct offering and Platform Services offering;

•	budgeting cycles and changes in video advertising budgets of and spending by our customers;

•	the length and associated unpredictability of our sales cycle;

•	the timing and amount of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and amount of investment in the development of new technologies, and features and functionality of our platform;

•	changes in the availability or price of advertising inventory;

•	the timing and success of changes in our offerings or those of our competitors;

•	changes in our pricing or pricing of our competitors’ solutions and changes in the pricing of video advertising generally;

•	network outages or security breaches or the perception that our platform or customer or consumer data is not secure and any associated expenses;

•	delay between our payments for advertising inventory purchased through our platform and our subsequent collection of fees from our customers related to that inventory;

•	changes in the competitive dynamics of our industry, including consolidation among competitors or customers;

•	changes in government regulation applicable to our industry;

•	foreign currency exchange rate fluctuations; and

•	general economic and political conditions in our domestic and international markets.

Based upon all of the factors described above, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may from time to time fall below our estimates.

If our customers do not maintain and increase their advertising spend through our platform, our revenue growth and results of operations will be adversely affected.

Our contracts and relationships with advertisers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their advertising spend on our platform. Furthermore, advertisers generally use multiple providers in managing advertising spend. Accordingly, we must convince our customers to use our platform, increase their usage and spend a larger share of their advertising budgets with us, and do so on an on-going basis. We may not be successful at educating and training customers, particularly our newer customers, on the benefits of our platform to increase usage and generate higher levels of advertising spend. If these efforts are unsuccessful or advertisers decide not to continue to maintain or increase their advertising spend through our platform for any other reason, then we may not attract new advertisers or our existing customers may reduce their video advertising spend through or cease using our platform. Therefore, we cannot assure you that advertisers that have generated advertising spend through our platform in the past will continue to generate similar levels of advertising spend in the future or that they will continue to use our platform at all. We may not be able to replace customers who decrease or cease their usage of our platform with new customers that spend similarly on our platform. If our existing customers do not continue to use and increase their use of our platform, or if we are unable to attract sufficient advertising spend on our platform from new customers, our revenue could decline, which would materially and adversely harm our business and results of operations.

The market for video software-based advertising solution for brands is relatively new and evolving. If this market develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

The substantial majority of our revenue has been derived from customers that purchase digital video advertising through our platform either on a self-serve basis or with us executing campaigns for them. We expect that spend on video advertising will continue to be our primary source of revenue for the foreseeable future, and that our revenue growth will depend largely on increasing video advertising spend through our platform. The market for digital video advertising is an emerging market and today advertisers generally devote a smaller portion of their advertising budgets to digital video advertising than to traditional advertising methods, such as TV, newspapers, radio and billboards. Our current and potential customers may find digital video advertising to be less effective than other brand advertising methods, and they may reduce their spending on digital video advertising as a result. To date, digital advertising has been primarily for performance-based advertising, or relatively simple display advertising such as banner ads on websites and, until recently, was principally focused on online channels such as desktops. Emerging channels such as mobile and social media are unproven and may not develop into viable channels. The future growth of our business could be constrained by both the level of acceptance and expansion of digital video advertising as a format and emerging digital video advertising channels, including mobile video, connected TV, social video and TV formats such as video on demand, as well as the continued use and growth of existing channels. To date, nearly all of our revenue has been derived from advertising served to desktops. Even if these new channels become widely adopted, advertisers may not increase their advertising spend through platforms such as ours. If the market for digital video advertising deteriorates, develops more slowly than we expect or the shift from traditional advertising methods to digital video advertising does not continue, or there is a reduction in demand for video advertising caused by weakening economic conditions, decreases in corporate spending, perception that video advertising is less effective than other media or otherwise, it could reduce demand for our offerings, which could decrease revenue or otherwise adversely affect our business.

We have recently added the capability to buy linear television advertising using our platform. The market for software-based solutions for linear television advertising is new and unproven. Our current and potential customers may find software-based solutions for linear television advertising purchasing to be less effective than traditional methods, and they may determine not to utilize such solutions. The future growth of our business could be constrained by both the level of acceptance and expansion of the market for software-based solutions for linear television advertising. If the market for software-based solutions for linear television advertising develops more slowly than we expect, it could reduce demand for our offerings, which could decrease revenue or otherwise adversely affect our business.

We may not be able to compete successfully against current and future competitors.

We operate in a rapidly evolving and highly competitive market, subject to changing technology, branding objectives and customer demands and with many companies providing competing solutions. We compete primarily with companies developing solutions to automate the purchase of video advertising impressions across multiple sources of inventory. We also compete with other companies that address certain aspects of the online video advertising market, including demand-side platforms and video-focused ad networks, and in-house tools and custom solutions currently used by brand advertisers and their agencies and by publishers to manage advertising activities. In addition, we compete for advertising spend with large entities that offer video advertising services as part of a larger solution for digital media buying. In the future, we may compete with companies developing comprehensive marketing platforms. Other companies that offer analytics, mediation, exchange or other third-party specific technologies may also compete with us. As our platform evolves and we introduce new technologies, features and functionality of our platform, we may become subject to additional competition. Some of our current and prospective competitors in the broader digital advertising market have substantially greater resources and longer histories than us in the digital advertising space, may actively seek to serve our market and have the power to significantly change the nature of the marketplace to their advantage. These companies could develop and offer new solutions that directly compete with ours or leverage their position to make changes to their existing platforms that could be disadvantageous to our competitive position.

Increased competition may result in reduced pricing for our platform, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business. A number of competitive factors could cause us to lose potential sales or to sell at lower prices or at reduced margins, including, among others:

•	competitors may establish or strengthen relationships with brands, agencies, sources of inventory or other parties, thereby limiting our ability to promote our platform and generate revenue;

•

competitors could introduce solutions that are similar to, or broader, than ours or comprehensive platforms that provide integrated solutions for multiple advertising channels including display, mobile and video;

•	competitors could reduce the prices they charge to brand advertisers and agencies;

•	companies may enter our market by expanding their platforms or acquiring a competitor; and

•	companies marketing search, social, display, mobile or web analytics services could bundle video advertising solutions or offer such products at a lower price as part of a larger product sale.

In addition, many of our current and potential competitors, such as Google, AOL and Adobe, have greater customer relationships and financial, marketing and technical resources than we do, allowing them to leverage a larger customer base, adopt more aggressive pricing policies, and devote greater resources to the development, promotion and sale of their products, services and solutions, including products that may be based on new technologies or standards, than we can. If our competitors’ solutions become more accepted than our solution, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins.

We may not be able to compete successfully against current and future competitors. If we cannot compete successfully, our business, results of operations and financial condition could be negatively impacted.

If we are successful at increasing adoption of our self-serve platform, we may become dependent on a limited number of customers for a large portion of our revenue, which could impact the predictability of our revenue and adversely impact our results of operations.

As and to the extent our self-serve platform is adopted by major brands and other large advertisers, we may become more dependent upon a limited number of customers for a larger portion of our revenue. Since large advertisers tend to spend a much greater amount on advertising campaigns than our typical customers have in the past, it would be difficult to maintain our revenue growth rate without increases in spending from these customers. It also would be difficult to replace any revenue generated by these customers to the extent they lower their spend through our platform. Accordingly, if our revenue concentration increases and our largest customers do not generate revenue at the levels or within the timeframes that we expect, our ability to maintain or increase our revenue and meet our quarterly guidance will be adversely affected. Additionally, larger customers often seek to gain greater pricing concessions which can adversely impact our results of operations.

A substantial portion of our business is sourced through advertising agencies that do not pay us until they receive payment from the brand, therefore increasing the length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the brand, increasing our risk of non-payment.

Substantially all of our Platform Services revenue and a substantial majority of our Platform Direct revenue is sourced through advertising agencies. We contract with advertising agencies as an agent for the brand. We remit payment for media inventory purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from them as the advertising agency does not pay us for use of our platform until it has received payment from the brand. This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, we typically experience slow payment by advertising agencies as is common in our industry. In this regard, we had average days sales outstanding, or DSO, of 91 days, and average days payable outstanding, or DPO, of 78 days for 2014. We compute our DSO and DPO as of a given date based on our average trade receivables or trade payables, respectively, for the trailing twelve month period divided by, for DSO, daily Total Spend and for DPO, daily cost of revenue and operating expenses, excluding noncash and payroll related expenses, in each case, over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the twelve month period. Daily Total Spend is the spend for the trailing twelve month period divided by 365 days. Daily cost of revenue and operating expenses are the cost of revenue and operating expenses, excluding noncash and payroll related expenses, for the trailing twelve month period divided by 365 days. Many of our contracts with advertising agencies provide that if the brand does not pay the agency, the agency is not liable to us, and we must seek payment solely from the brand. Contracting with these agencies, which in certain cases have or may develop high-risk credit profiles, subjects us to greater credit risk than where we contract with brands directly. This credit risk may vary depending on the nature of an advertising agency’s aggregated brand advertiser base. Any write-offs for bad debt could have a material adverse effect on our results of operations for the periods in which the write-offs occur. Even if we are not paid, we are still obligated to pay for the advertising we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.

Our business depends in part on advertising agencies and their holding companies as intermediaries, and this may adversely affect our ability to attract and retain business.

For 2014, over 4,000 brands executed campaigns through our platform, directly or through an agency. Many brands rely upon advertising agencies in planning and purchasing advertising. Although we maintain relationships with brands, we often do not contract with them directly. In cases where we do not have a direct contractual relationship with the brand, we sell to advertising agencies that utilize our advertising solutions on behalf of their customers. Each advertising agency allocates advertising spend from brands across numerous channels and has no obligation to work with us as it embarks on video advertising campaigns. Accordingly, if we fail to maintain satisfactory relationships with an advertising agency, we risk losing business from the brands represented by that agency. If the advertising agency is owned by a holding company, this risk is magnified because we also risk losing business from the other agencies owned by such holding company and the brand advertisers those agencies represent. In addition, customer relationships with holding company media trading desks may adversely affect our business with advertising agencies affiliated with the holding company because some holding companies may seek to consolidate media buying to one trading desk and restrict their affiliated advertising agencies from relationships with providers that have a direct relationship with the trading desk. Because advertising agencies act as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of brands that use our platform. In addition, these intermediary relationships may impede our brand-building efforts, making it more difficult for us to achieve widespread brand awareness that is critical for broad customer adoption of our platform.

Our sales cycle can be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

The sales cycle for our Platform Direct business, from initial contact with a potential lead to contract execution and implementation, typically takes significant time and is difficult to predict. Our sales cycle in some cases has been up to nine months or more. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Some of our customers undertake a significant evaluation process that frequently involves not only our platform but also the offerings of our competitors. This process can be costly and time-consuming. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective customer and before we are able to generate any revenue from such agreement. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any of these expenses. Even if our sales efforts result in obtaining a new customer, under our usage-based pricing model, the customer controls when and to what extent it uses our platform and it may not use our platform sufficiently to justify the expenses incurred to acquire the customer and integrate the customer’s data in our platform and related training and support. If we are not successful in targeting, supporting and streamlining our sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, our ability to grow our business, and our operating results and financial condition may be adversely affected. If our sales cycles lengthen, our future revenue could be lower than expected, which would have an adverse impact on our consolidated operating results and could cause our stock price to decline.

Our business and operations have experienced rapid growth in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 57 as of December 31, 2011 to 461 as of March 31, 2015. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources as these personnel are integrated into and become productive within our organization. We intend to further expand our overall headcount and operations both domestically and internationally, with no assurance that our business or revenue will continue to grow to offset our investment in research and development and sales and marketing. Maintaining and growing a global organization and managing a geographically dispersed workforce will require substantial management effort, the allocation of valuable management resources and significant additional investment in our infrastructure. In this regard we will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. Further, to accommodate our expected growth we must continually improve and maintain our technology, systems and network infrastructure. As such, we may be unable to manage our expenses effectively in the future, which would negatively impact our gross margin or operating expenses in any particular quarter. If we fail to manage our anticipated growth and change in a manner that does not preserve the key aspects of our corporate culture, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

Seasonal fluctuations in video advertising spend impact our results of operations and cash flows.

Our results of operations and cash flows vary from quarter to quarter due to the seasonal nature of advertising spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. In contrast, the first quarter of the calendar year is typically the slowest in terms of advertising spend. To the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, our results of operations and operating cash flows could fluctuate materially from period to period.

We use a limited number of third-party service providers and data centers. Any disruption of service could harm our business.

The technical infrastructure for our platform is managed through a combination of third-party web hosting services providers, or third-party service providers, and our own servers which are located at a third-party data center facility. We do not control the operation of the third-party service providers or the operation of the third-party data center facility nor do we have long term agreements with the third-party service provider and data center facility that we utilize. The third-party service providers and owner of the data center facility have no obligation to continue to provide these services to us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to use a new service provider or transfer to a new facility or facilities, and we may incur significant costs and possible service interruption in connection with doing so.

The facilities of third-party service providers and data center are vulnerable to damage or service interruption resulting from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Moreover, we have not implemented a disaster recovery capability whereby we maintain a back-up copy of our platform permitting us to immediately switch over to the back-up platform in the event of damage or service interruption at our data center. The occurrence of a natural disaster or an act of terrorism, any outages or vandalism or other misconduct, or a decision to close the facility without adequate notice or other unanticipated problems could result in lengthy interruptions in our platform’s performance, any of which could damage our reputation and materially and adversely affect our operating results and future prospects.

Any changes in service levels at the facilities or any errors, defects, disruptions or other performance problems at or related to the facilities that affect our platform could harm our reputation and may damage our customers’ businesses. Interruptions in our platform’s performance might reduce our revenue, subject us to potential liability, or result in reduced usage of our platform. In addition, some of our customer contracts require us to issue credits for downtime in excess of certain levels and the issuance of any credits or make-goods could harm our operating results and financial condition.

We also depend on third-party Internet-hosting providers and continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our Internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses or “denial-of-service” or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar events, we could experience disruption in our ability to offer our platform or we could be required to retain the services of replacement providers, any of which could increase our operating costs and harm our business and reputation.

As a result of our customers’ increased usage of our platform, we will need to continually improve our hosting infrastructure.

We have experienced significant growth in the number of customers, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the increase in new customers and the expansion of existing customer advertising spend on our platform. For example, if we secure a large customer or a group of customers which require significant amounts of bandwidth or storage, we may need to increase bandwidth, storage, power or other elements of our application architecture and our infrastructure, and our existing systems may not be able to scale in a manner satisfactory to our existing or prospective customers.

The amount of infrastructure needed to support our customers is based on our estimates of anticipated usage. We will need to expand our infrastructure to meet anticipated increase in usage, for which we expect to incur additional costs. In addition, if we were to experience unforeseen increases in usage, we could be required to increase our infrastructure investments further and during a time other than we expect. As use of our platform grows, we will need to devote additional resources to improving our application architecture and our infrastructure in order to maintain the performance of our platform. We may need to incur additional costs to upgrade or expand our computer systems and architecture in order to accommodate increased or expected increases in demand. If we incur these costs, our gross margin would be adversely impacted.

We must develop and introduce enhancements and new features and functionality that achieve market acceptance or that keep pace with technological developments to remain competitive in our evolving industry.

We operate in a dynamic market characterized by rapidly changing technologies and industry and legal standards. The introduction of new video advertising solutions by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new video advertising industry standards could render our platform obsolete. Our ability to compete successfully, attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing platform and to continually introduce or acquire new technologies and features and functionality demanded by the market we serve. The success of any enhancement or new solution depends on many factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Any new solution, product or feature that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to anticipate or timely and successfully develop or acquire new offerings or features or enhance our existing platform to meet evolving customer requirements, our business and operating results will be adversely affected.

Material defects or errors in our platform could result in customer dissatisfaction and harm our reputation, result in significant costs to us and impair our ability to sell our platform.

The software applications underlying our platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability, misallocation of advertising spend or other performance problems. Any such errors, defects, disruptions in service or other performance problems with our platform could negatively impact our business and our customers’ businesses or the success of their advertising campaigns and causing customer dissatisfaction and harm to our reputation. If we have any errors, defects, disruptions in service or other performance problems with our platform, customers may reduce their usage or delay or withhold payment to us, which could result in an increase in our provision for doubtful accounts or lengthen our collection cycles for accounts receivable. Such performance problems could also result in customers making warranty or other claims against us, our giving credits to our customers toward future advertising spend or costly litigation. As a result, material defects or errors in our platform could have a material adverse impact on our business and financial performance.

The costs incurred in correcting any material defects or errors in our platform may be substantial and could adversely affect our operating results. After the release of new versions of our software, defects or errors may be identified from time to time by our internal team and by our customers. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance, customers could reduce their usage of our platform or delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties.

Our business depends in part on the success of our strategic relationships with third parties.

Our business depends in part on our ability to continue to successfully manage and enter into successful strategic relationships with third parties. We currently have and are seeking to establish new relationships with third parties to develop integrations with complementary technologies, sources of inventory, such as Google, and data vendors such as Nielsen. For example, in order for customers to target ads in ways they desire and otherwise optimize and verify campaigns, our platform must have access to data regarding Internet user behavior and reports with demographic information regarding Internet users. We depend on various third parties to provide this audience data and demographic reporting. Maintaining and expanding our strategic relationships with third parties is critical to our continued success. Further, our relationships with these third parties are typically non-exclusive and do not prohibit the other party from working with our competitors. These relationships may not result in additional customers or enable us to generate significant revenue. Identifying suitable business partners and negotiating and documenting relationships with them require significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to successfully execute campaigns, compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer.

Our business model depends upon our ability to continue to access advertising inventory that we do not own.

Our platform depends on access to advertising inventory controlled by publishers and various other providers, such as public ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers. In particular, we rely on continued access to premium ad inventory in high-quality and brand-safe environments, viewable to consumers across multiple screens. We do not own the inventory of advertising opportunities upon which our business depends and, therefore, we might not always have access to inventory of sufficient quality or volume to meet the needs of our customers’ campaigns. As a result, we may have limited visibility to our future access to inventory, especially premium ad inventory and inventory in international markets. Companies such as ad networks make media buying commitments to publishers, and may compete with us and restrict our access to media inventory of those publishers. Companies such as ad exchanges charge both publishers and advertisers fees and may be able to charge advertisers lower fees than us. In addition, many publishers sell a portion of their advertising inventory directly to advertisers, and publishers may seek to do so increasingly in the future. If that were to occur, we may have fewer opportunities to provide our customers access to inventory, which would harm our ability to grow our business and our financial condition and operating results would be adversely affected.

Furthermore, as the number of competing intermediaries that purchase advertising inventory from RTB exchanges and that utilize advertising solutions providers continues to increase, intermediaries or their bidding processes may favor other bidders and we may not be able to compete successfully for advertising inventory available on RTB exchanges. Even if our bids are successful, the inventory may be of low quality or misrepresented to us, despite our attempts to prevent fraud and conduct quality assurance checks on inventory and we could be subject to liability and our business could be harmed.

In connection with Platform Services arrangements, we commit to delivery of a campaign at a fixed price in advance of acquiring the advertising inventory required for the campaign, exposing us to the risk that we may be unable to fulfill these commitments cost-effectively or at all.

In order to execute and deliver campaigns under our Platform Services arrangements, we generally enter into binding insertion orders, or IOs, with fixed price commitments which are determined prior to the launch of an advertising campaign. We do not own or otherwise control the inventory necessary to fulfill these IOs. Further, in fulfilling IO commitments, we generally purchase advertising inventory on a real-time basis during the course of the advertising campaign period, and we generally do not have fixed priced sources of supply of such inventory. Accordingly, we are not assured of having access to inventory of sufficient quality or quantity to meet the needs of our customers’ campaigns on a cost-effective basis or at all. If we are unable to obtain inventory cost-effectively, or at all, our gross margins could be negatively affected or we could be unable to fulfill our obligations under the IO, which would have a negative impact on our ability to attract and retain customers, potentially damage our reputation, expose us to liability and harm our revenue and growth.

Our Platform Services customers are not obligated to pay for advertising inventory that is not consistent with their campaigns. Since we have no recourse to suppliers, we assume full risk of loss for inventory that is not accepted by our customers.

Our Platform Services customers are not obligated to pay for advertising impressions that are not consistent with the terms of their IO with us. Further, the sources of our advertising impressions generally make no representations regarding specific characteristics of an impression relevant to any campaign. In addition, we have made and expect to continue to make purchasing decisions during the fulfillment of campaigns resulting in the purchase of impressions that are not acceptable to the advertiser. These decisions may result from mistakes due to human error by our personnel or a systems error. In other cases, third-party verification technology used by the customer may reach a different conclusion about the suitability of the inventory. In any of these cases, the advertiser may reject impressions that do not meet the terms of the IO, we may be required to provide a credit or be considered to be in breach of our obligations and we would have no recourse to the supplier. As a result, our gross margins and our ability to attract and retain customers could be negatively affected, we could be exposed to liability and our revenue and growth could be harmed.

If we fail to detect fraudulent or unacceptable ad placements, or if we serve advertisements on websites with inappropriate content, our reputation will be damaged, advertisers may reduce the use of or stop using our platform, and we may incur liabilities.

Our business depends in part on providing our advertisers with services that are trusted and safe for their brands and that provide the anticipated value. We frequently have contractual commitments to take reasonable measures to prevent advertisements from appearing on websites with inappropriate content or on certain websites that our advertisers may identify. Our advertisers also expect that ad placements will not be misrepresented, such as auto-play in banner placements marketed as pre-roll inventory, and that ad impressions represent the legitimate activity of human internet users. We use proprietary technologies and third party services in our efforts to detect and block inventory on websites with inappropriate content, misrepresented ad placements and fraudulent bot generated impressions. However, technologies utilized by bad actors are constantly evolving and preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. We may serve advertisements on inventory that is objectionable to our advertisers, and our software may also inadvertently purchase inventory on behalf of our advertisers that proves to be unacceptable for advertising campaigns, such as fraudulent bot generated impressions. In addition, negative publicity around fraudulent digital advertising placements may adversely impact the perceptions of advertisers regarding programmatic purchasing of digital advertising. As a result, we may lose the trust of our advertisers, which would harm our brand and reputation, our advertisers may reduce the use of or stop using our platform, we may be exposed to liabilities or the need to provide credits or refunds, and our business and financial performance may be harmed.

If our security measures are breached or unauthorized access to customer data or our data is otherwise obtained, our platform may be perceived as not being secure, customers may reduce the use of or stop using our platform and we may incur significant liabilities.

Security breaches could result in the loss of information, litigation, indemnity obligations and other liability. We collect, store and transmit information of, or on behalf of, our advertisers. While we have security measures in place, our systems and networks are subject to ongoing threats and therefore these security measures may be breached as a result of third-party action, including cyber-attacks or other intentional misconduct by computer hackers, employee error, malfeasance or otherwise. This could result in one or more third parties obtaining unauthorized access to our customers’ data or our data, including intellectual property and other confidential business information. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Third parties may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data or our data, including intellectual property and other confidential business information. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose potential sales and existing customers or we could incur other liability.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for all of our platform.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products, services or solutions similar to ours and our ability to compete effectively would be impaired. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, we might be required to spend significant resources to monitor and protect our intellectual property rights, and our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, whether or not it is resolved in our favor, and could ultimately result in the impairment or loss of portions of our intellectual property. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective protection of our intellectual property may not be available to us in every country in which our platform are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors may hold patents or have pending patent applications, which could be related to our business. These risks have been amplified by the increase in third parties, or non-practicing entities, whose sole primary business is to assert such claims. We have received in the past, and expect to receive in the future, notices that claim we or our customers using our platform have misappropriated or misused other parties’ intellectual property rights. If we are sued by a third party that claims that our technology infringes its rights, the litigation could be expensive and could divert our management resources. We do not currently have an extensive patent portfolio of our own, which may limit the defenses available to us in any such litigation.

In addition, in many instances, we have agreed to indemnify our customers against certain claims that our platform infringes the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease offering or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or costs could have a material adverse effect upon our business and financial results. Furthermore, our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them.

Our use of open source technology could impose limitations on our ability to commercialize our platform.

We use open source software in our platform. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by the courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach customer contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

Expanding our international operations subjects us to new challenges and risks.

As of March 31, 2015, we had offices in nine countries outside the United States, and as we continue to expand our customer base outside the United States, our business is increasingly susceptible to risks associated with international operations. However, we have a limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. The risks and challenges associated with international expansion include:

•	continued localization of our platform, including translation into foreign languages and associated expenses;

•	the need to support and integrate with local advertisers, agencies, publishers and partners;

•	competition with service providers that have greater experience in the local markets than we do or who have pre-existing relationships with potential customers in those markets;

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compliance with multiple, potentially conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations such as the EU Data Privacy Directive;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;

•	difficulties in staffing and managing foreign operations and the increased travel, infrastructure and legal compliance costs associated with international operations;

•	different or lesser protection of our intellectual property rights;

•	difficulties in enforcing contracts and collecting accounts receivable, longer payment cycles, higher levels of credit risk and other collection difficulties;

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compliance with applicable laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to our international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws;

•	restrictions on repatriation of earnings; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake will not be successful.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales and accounts receivable denominated in multiple currencies including Australian dollars, British pounds, Canadian dollars, Euros and Singapore dollars. In addition, we purchase advertising in local currencies and incur a portion of our operating expenses in the currencies of the countries where we have offices. To the extent that our revenue from international operations increases and the scope of our international operations grows, our operating results will become more susceptible to changes in currency exchange rates. We face exposure to adverse movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. A decline in the U.S. dollar relative to foreign currencies would increase our non-U.S. revenue when translated into U.S. dollars. Conversely, if the U.S. dollar strengthens relative to foreign currencies, our revenue from international operations would be adversely affected. Our operating results could be negatively impacted depending on the amount of cost of revenue or operating expense denominated in foreign currencies. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when translated, may differ materially from expectations. In addition, our revenue and operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions or expenses changes in the future because we do not currently hedge our foreign currency exposure. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Unfavorable conditions in the global economy could limit our ability to grow our business and negatively affect our operating results.

Revenue growth and potential profitability of our business depends on the level of video advertising spend in the markets we serve. To the extent that weak economic conditions cause our customers and potential customers to freeze or reduce their advertising budgets, particularly those for digital video advertising, demand for our platform may be negatively affected. Historically, economic downturns have resulted in overall reductions in advertising spend. If economic conditions deteriorate or do not materially improve, our customers and potential customers may elect to decrease their advertising budgets or defer or reconsider software and service purchases, which would limit our ability to grow our business and negatively affect our operating results.

Our business depends on our founders and retaining and attracting qualified management and technical personnel and maintaining or expanding our sales and marketing capabilities.

Our success depends upon the continued service of Brett Wilson, our co-founder, President and Chief Executive Officer, other members of our senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified management and operating personnel. We do not maintain key person life insurance policies on any of our employees. While we have offer letters with certain of our key employees, we do not have fixed term employment agreements with Mr. Wilson or any of our other key employees. Each of Mr. Wilson, other executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. Our business also requires skilled engineering, product and sales personnel, who are in high demand and are difficult to recruit and retain. As we continue to innovate and develop our platform and expand into additional geographic markets, we will require personnel with expertise in these areas. Competition for qualified employees is intense in our industry and particularly so in the San Francisco Bay Area, California, where most of our technical employees are based. The loss of Mr. Wilson or any other member of our senior management team or, even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could delay or prevent the achievement of our business objectives and could materially harm our business and our customer relationships.

Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. These new employees require significant training and experience before they achieve full productivity. For internal planning purposes, we assume that it will take approximately nine months before a newly hired sales representative is fully trained and productive in selling our platform. This amount of time may be longer for sales personnel focused on new geographies or specific market segments. As a result, the cost of hiring and carrying new representatives cannot be offset by the revenue they produce for a significant period of time, if at all. Our recent hires and planned hires may not become productive as quickly as we would like or to the extent we expect, and we may not be able to hire or retain sufficient numbers of qualified individuals in the markets where we do business. Our business will be seriously harmed if these efforts do not work as planned or generate a corresponding significant increase in revenue.

If the use of “third-party cookies” or other tracking technologies (including pixels) is rejected by Internet users, restricted or otherwise subject to unfavorable terms, such as by non-governmental entities, our performance may decline and we may lose customers and revenue.

Some features of our platform use cookies or other technologies, such as pixels, which we refer to as cookies. Our cookies are known as “third-party cookies” because they are placed on individual browsers when Internet users visit a website on which we serve an ad. These cookies are placed through an Internet browser on an Internet user’s computer and correspond with a data set that we keep on our servers. Our cookies record non-personal information about Internet users’ interactions with our advertiser customers through a browser while the cookie is active. We use these cookies to help us achieve our brand advertisers’ campaign goals, to help us ensure that the same Internet user does not see the same advertisement multiple times, to report aggregate information to our advertisers regarding the performance of their advertising campaigns, and to detect and prevent fraudulent activity. We also use data from cookies to help us decide whether to bid on, and how to price, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. If our access to cookie data is reduced, our ability to conduct our business in the current manner may be affected and thus undermine the effectiveness of our platform.

Internet users may easily block and/or delete cookies (e.g., through their browsers or “ad blocking” software). The most commonly used Internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow

Internet users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. If more browser manufacturers and Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. Some government regulators (discussed below) and privacy advocates have suggested creating a “Do Not Track” standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have website browsing recorded. If Internet users adopt a “Do Not Track” browser setting, and the standard either imposed by state or federal legislation, or agreed upon by standard setting groups, prohibits us from using non-personal data as we currently do, then that could hinder growth of video advertising on the web generally, cause us to change our business practices and adversely affect our business.

In addition, browser manufacturers could replace cookies with their own product and require us to negotiate and pay them for use of such product to record information about Internet users’ interactions with our brand advertiser customers, which may not be available on commercially reasonable terms or at all.

We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data, which we may not be able to do. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Legislation and regulation of online businesses, including privacy and data protection regimes, is expansive, not clearly defined and rapidly evolving. Such regulation could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Government regulation may increase the costs of doing business online. Federal, state, municipal and foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering user privacy, data security, technologies such as cookies that are used to collect, store or process data, video advertising online, the use of data to inform advertising, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual Internet users. Although we have not collected data that is traditionally considered personal data, such as name, email address, address, phone numbers, social security numbers, credit card numbers, financial data or health data, we typically do collect and store IP addresses and other device identifiers, which are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. In addition, certain U.S. laws impose requirements on the collection and use of information from or about users or their devices. For instance, the Children’s Online Privacy Protection Act, or COPPA, imposes requirements on website operators and online services that are aimed at children under the age of 13 years of age. COPPA was recently amended to require notice and parental consent to include persistent identifiers for behavioral advertising and other tracking across websites. Other existing laws may in the future be revised, or new laws may be passed, to impose more stringent requirements on the use of identifiers to collect user information, including information of the type that we collect. Changes in regulations could affect the type of data that we may collect, restrict our ability to use identifiers to collect information, and, thus, affect our ability to collect data, the costs of doing business online, and affect our the demand for our platform, the ability to expand or operate our business, and harm our business.

U.S. and non-U.S. regulators also may implement “Do-Not-Track” legislation, particularly if the industry does not implement a standard (discussed above). The California Online Privacy Protection Act of 2003 requires operators of commercial websites and online service providers, under certain circumstances, to disclose in their privacy policies how such operators and providers respond to browser “do not track” signals.

Some of our activities may also be subject to the laws of foreign jurisdictions, whether or not we are established or based in such jurisdictions. Within the European Union, or EU, where we currently have an active presence in the United Kingdom, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,”

directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have implemented legislation requiring entities to obtain the user’s consent before placing cookies for targeted advertising purposes. Additional EU member state laws may follow. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. Even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies. In addition, certain information, such as IP addresses as collected and used by us may constitute “personal data” in certain non-U.S. jurisdictions, including in the United Kingdom, and therefore certain of our activities could be subject to EU laws applicable to the processing and use of personal data.

In addition, we may inadvertently receive personal information from advertisers or advertising agencies or through the process of executing video advertising campaigns or usage of our platform. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our operations, financial performance and business. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.

In addition, data security is of increasing concern to U.S., state and foreign regulators and, as a result, the legal standards for data security and the consequences for violating those standards continue to evolve and the threat posed by cyber-attacks and data breaches continues to grow. While we take measures to protect the security of information that we collect, use, and disclose in the operation of our business, and to offer certain privacy protections with respect to such information, such measures may not always be effective.

Our revenue may be adversely affected if we are required to charge sales taxes or other taxes for our platform.

States, countries or other jurisdictions may seek to impose sales or other tax collection obligations on us in the future, or states or jurisdictions in which we already pay tax may increase the amount of taxes we are required to pay. A successful assertion by any state, country or other jurisdiction in which we do business that we should be collecting sales or other taxes on the revenue of our platform could, among other things, create significant administrative burdens for us, result in substantial tax liabilities for past sales, discourage customers from using our platform or otherwise substantially harm our business and results of operations.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Forecasts relating to the expected growth in video advertising and other markets, including the forecasts or projections referenced in this prospectus, may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, such as keeping pace with technological developments in order to remain competitive in our evolving industry, improve our operating infrastructure or acquire complementary businesses and technologies. In addition, we remit payment for media inventory purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from them as the advertising agency does not pay us for use of our platform until it has received payment from the brand. This payment process will continue to consume working capital and the effect on our cash flows may become more pronounced if we continue to grow our business. As a result, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, particularly if we experience unexpected increases in advertising spend through our platform, and to respond to business challenges could be significantly impaired.

We may selectively pursue acquisitions of complementary businesses and technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may selectively pursue acquisitions of complementary businesses and technologies that we believe could complement or expand our applications, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience with acquiring other businesses or technologies. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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difficulty converting the customers of the acquired business onto our applications and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. We may also unknowingly inherit liabilities from acquired businesses or assets that arise after the acquisition and that are not adequately covered by indemnities. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2015, provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by The Jumpstart Our Businesses Act of 2012, or the JOBS Act. We have in the past discovered significant deficiencies in our internal control over financial reporting and have sought to address and remediate such control deficiencies as we have discovered them. As we have not conducted an evaluation of the effectiveness of our internal control over financial reporting, we may have undiscovered material weaknesses. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities, which could require additional financial and management resources.

We incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we now incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are now subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and The Nasdaq Stock Market, or NASDAQ, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will continue to increase our legal and financial compliance costs and has and will increasingly make some activities more time consuming and costly. Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

As a public company it is more expensive for us to obtain director and officer liability insurance on the terms that we would like and we may find it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we are an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) December 31, 2019.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

As of March 31, 2015, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2027 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws.

This offering or future issuances of our stock could cause an “ownership change.” It is possible that any future ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to This Offering and Ownership of Our Common Stock

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which would cause our stock price to decline.

We have and may continue to provide guidance about our business and future operating results as part of our press releases, conference calls or otherwise. In developing this guidance, our management must make certain assumptions and judgments about our future performance. Our business results may vary significantly from such guidance due to a number of factors, many of which are outside of our control, and which could adversely affect our operations and operating results. Furthermore, if our publicly announced guidance of future operating results fails to meet expectations of securities analysts, investors or other interested parties, the price of our common stock would decline.

The price of our common stock has been volatile and may continue to be volatile and may decline regardless of our financial performance.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock has fluctuated and may continue to fluctuate significantly. Factors that could cause fluctuations in the trading price of our common stock include:

•	overall performance of the equity markets;

•	the development and sustainability of an active trading market for our common stock;

•	our operating performance and the performance of other similar companies;

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changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	press releases or other public announcements by us or others, including our filings with the SEC;

•	changes in the market perception of software-based video advertising solutions generally or in the effectiveness of our platform in particular;

•	announcements of technological innovations, new applications, features, functionality or enhancements to products, services or solutions by us or by our competitors;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	announcements regarding litigation involving us;

•	recruitment or departure of key personnel;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	regulatory developments in the United States or foreign countries;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Because the public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The public offering price is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the public offering price of $15.75 per share, you will experience immediate dilution of $12.26 per share, the difference between the price per share you pay for our common stock and its net tangible book value per share as of March 31, 2015, after giving effect to the issuance of 3,500,000 shares of our common stock in this offering. In addition, upon the completion of this offering, there will be options to purchase 4,959,143 shares of our common stock outstanding and 1,202,313 restricted stock units, based on the number of such awards outstanding on March 31, 2015. To the extent shares of common stock are issued with respect to such awards in the future, there will be further dilution to new investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts cover us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our public offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Substantial future sales of shares by our stockholders could negatively affect our stock price after this offering.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales might occur or if there is a large number of shares of our common stock available for sale, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of shares of our common stock outstanding as of March 31, 2015, upon completion of this offering, we will have 33,774,376 shares of common stock outstanding, after giving effect to the issuance of 3,500,000 shares of common stock by us in this offering and assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of our outstanding options or vesting of our outstanding restricted stock units. All of the shares of common stock sold in this offering, including both the shares sold by us and the shares sold by the selling stockholders, will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Of the remaining shares, a majority are currently restricted as a result of securities laws, including under Rule 144 or under lock-up agreements, but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, following this offering, holders of an aggregate of approximately 10.9 million shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered shares of common stock that we have issued upon the exercise of outstanding stock options and RSUs, and that we may in the future issue, under our equity compensation plans. These can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Furthermore, certain of our executive officers have adopted, and other employees, executive officers or directors may in the future adopt written plans, known as “Rule 10b5-1 Plans,” under which they have contracted, or may in the future contract, with a broker to sell shares of our common stock on a periodic basis to diversify their assets and investments. Sales of substantial amounts of our common stock in the public market, including, but not limited to sales made by our employees, executive officers and directors pursuant to Rule 10b5-1 Plans, or the perception that these sales could occur, could cause the market price of our common stock to decline.

The concentration of our common stock ownership with our executive officers, directors and affiliates will limit your ability to influence corporate matters.

Our executive officers, directors and owners of 5% or more of our outstanding common stock and their respective affiliates beneficially owned, in the aggregate, approximately 66% of our outstanding common stock as of March 31, 2015 and we anticipate that upon the completion of the offering, that same group will beneficially own at least 54% of our outstanding common stock. These stockholders will therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit the ability of our public stockholders to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. This ownership could affect the value of shares of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to defend against a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see the section titled “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available to our management at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our financial performance, including our revenue, costs, expenditures, growth rates and operating expenses, and our ability to become profitable;

•	our ability to maintain our rate of revenue growth;

•	our ability to expand our customer base;

•	our ability to convince our customers to maintain or increase their advertising spend through our platform;

•	the expansion of the digital video advertising market;

•	our ability to adapt to changing market conditions;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to effectively grow and train our sales team;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to grow our market share in and penetrate emerging video advertising channels;

•	our ability to successfully enter new geographic markets;

•	our ability to develop and introduce enhancements and new features and functionality of our platform that achieve market acceptance;

•	our expectations concerning relationships with third parties;

•	our ability to retain our founders and attract and retain qualified employees and key personnel; and

•	other factors discussed in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including independent industry publications by comScore, eMarketer, ZenithOptimedia, or other publicly available information. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the information from these industry publications that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The source of, and selected additional information contained in, these independent industry publications are provided below:

(1)	comScore Media Metrix, December 2014.

(2)	eMarketer, Total Media Ad Spending Worldwide, by Region, 2013-2019, March 2015.

(3)	eMarketer, US Programmatic Digital Video Ad Spending, 2013-2016, March 2015.

(4)	eMarketer, US Adults Spend 5.5 Hours with Video Content Each Day, April 2015.

(5)	ZenithOptimedia, Advertising Expenditure Forecasts, March 2015.

(6)	ZenithOptimedia, Press release March 29, 2015 – ZenithOptimedia Forecasts Online Video To Lead 4.4% Growth in Global Adspend in 2015.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 3,500,000 shares of our common stock that we are selling in this offering will be approximately $51.0 million, based upon the public offering price of $15.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, without giving effect to any reimbursement of expenses by the underwriters. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $62.8 million. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace, increase our public float and facilitate an orderly distribution of shares for the selling stockholders in the offering. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on The Nasdaq Global Select Market under the symbol “TUBE” since July 18, 2014. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low closing sale prices per share of our common stock as reported on The Nasdaq Global Select Market:

	Low	High
Year Ended December 31, 2014
Third Quarter (beginning July 18, 2014)	$9.00	$13.89
Fourth Quarter	$10.78	$23.62
Year Ended December 31, 2015
First Quarter	$11.83	$21.09
Second Quarter (through June 10, 2015)	$13.75	$17.24

On June 10, 2015, the last reported sale price of our common stock on The Nasdaq Global Select Market was $16.51 per share. As of March 31, 2015, there were 62 holders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. The terms of our amended and restated loan and security agreement also restrict our ability to pay dividends. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2015:

•	on an actual basis; and

•

on as adjusted basis, giving effect to our sale and issuance of 3,500,000 shares of our common stock in this offering at the public offering price of $15.75 per share, after deducting the underwriting discounts and estimated offering expenses payable by us, without giving effect to any reimbursement of expenses by the underwriters.

You should read the information in this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2015
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$36,855	$87,886

Debt obligations	$996	$996
Stockholders’ equity:
Preferred stock, $0.001 par value — 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value — 200,000,000 shares authorized, 30,274,376 shares issued and outstanding, actual; 200,000,000 shares authorized and 33,774,376 shares issued and outstanding, as adjusted	30	34
Additional paid-in capital	97,325	148,352
Accumulated deficit	(30,429)	(30,429)
Accumulated other comprehensive loss	(210)	(210)

Total stockholders’ equity	66,716	117,747

Total capitalization	$67,712	$118,743

The outstanding share information in the as adjusted column in the capitalization table above does not include:

•	4,959,143 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, at a weighted average exercise price of $5.62 per share;

•	43,353 shares of common stock issuable upon the exercise of options granted after March 31, 2015, at a weighted average exercise price of $14.35 per share;

•	1,202,313 shares of common stock issuable upon the vesting of RSUs outstanding as of March 31, 2015;

•	422,718 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2015;

•

2,185,510 shares of common stock reserved for issuance under our 2014 Equity Incentive Plan as of March 31, 2015 (which includes the shares of common stock subject to awards described in the second and fourth bullets); and

•	1,225,604 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan as of Mach 31, 2015.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our net tangible book value as of March 31, 2015 was $66.7 million, or $2.20 per share, based on the total number of shares of our common stock outstanding as of March 31, 2015.

After giving effect to the sale by us of 3,500,000 shares of our common stock in this offering at the public offering price of $15.75 per share, after deducting the underwriting discounts and estimated offering expenses payable by us, without giving effect to any reimbursement of expenses by the underwriters, our as adjusted net tangible book value as of March 31, 2015 would have been $117.7 million, or $3.49 per share. This represents an immediate increase in as adjusted net tangible book value of $1.29 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $12.26 per share to investors purchasing shares of our common stock in this offering at the public offering price. The following table illustrates this dilution:

Public offering price per share		$15.75
Net tangible book value per share as of March 31, 2015, before giving effect to this offering	$2.20
Increase in as adjusted net tangible book value per share attributable to new investors	1.29

As adjusted net tangible book value per share after giving effect to this offering		3.49

Dilution in as adjusted net tangible book value per share to new investors in this offering		$12.26

Our as adjusted net tangible book value will be $129.5 million, or $3.75 per share, and the dilution per share of common stock to new investors will be $12.00, if the underwriters’ option to purchase additional shares is exercised in full.

The table and discussion above is based on 30,274,376 shares outstanding as of March 31, 2015 and excludes:

•	4,959,143 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, at a weighted average exercise price of $5.62 per share;

•	43,353 shares of common stock issuable upon the exercise of options granted after March 31, 2015, at a weighted average exercise price of $14.35 per share;

•	1,202,313 shares of common stock issuable upon the vesting of RSUs outstanding as of March 31, 2015;

•	422,718 shares of common stock issuable upon the vesting of RSUs granted after March 31, 2015;

•

2,185,510 shares of common stock reserved for issuance under our 2014 Equity Incentive Plan as of March 31, 2015 (which includes the shares of common stock subject to awards described in the second and fourth bullets); and

•	1,225,604 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan as of March 31, 2015.

The shares reserved for future issuance under our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan are subject to automatic annual increases in accordance with terms of the respective plans. To the extent that outstanding options are exercised, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited annual consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from the audited annual consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from audited annual consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the consolidated balance sheet data as of March 31, 2015 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. Results for the three months ended March 31, 2015 are not indicative of results expected for the full year.

	Years Ended December 31,				Three Months Ended March 31,
	2011	2012	2013	2014	2014	2015
	(in thousands except share, per share and client data)
					(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Platform Direct	$2,171	$5,433	$19,331	$49,231	$9,248	$14,304
Platform Services	13,488	28,726	37,883	65,012	12,778	16,012

Total revenue	15,659	34,159	57,214	114,243	22,026	30,316

Cost of revenue	8,214	16,374	19,698	33,941	6,215	8,303

Gross profit	7,445	17,785	37,516	80,302	15,811	22,013

Operating expenses:
Research and development (1)	3,797	7,364	11,837	22,142	3,808	8,769
Sales and marketing (1)	5,340	10,384	21,378	38,133	7,929	11,112
General and administrative (1)	2,294	4,931	10,477	21,615	4,438	7,827

Total operating expenses	11,431	22,679	43,692	81,890	16,175	27,708

Gain on sale of InPlay	—	1,950	—	—	—	—

Loss from operations	(3,986)	(2,944)	(6,176)	(1,588)	(364)	(5,695)

Other expense, net:
Loss on extinguishment of convertible notes	—	—	—	(538)	—	—
Interest expense, net	(72)	(232)	(169)	(216)	(41)	(28)
Change in fair value of convertible preferred stock warrant liability	(11)	(154)	(388)	168	(281)	—
Foreign exchange loss	(23)	(141)	(618)	(1,987)	(36)	(1,307)

Other expense, net	(106)	(527)	(1,175)	(2,573)	(358)	(1,335)

Net loss before income taxes	(4,092)	(3,471)	(7,351)	(4,161)	(722)	(7,030)
Provision for income taxes	(1)	(94)	(60)	(283)	(45)	(114)

Net loss	$(4,093)	$(3,565)	$(7,411)	$(4,444)	$(767)	$(7,144)

Basic and diluted net loss per share (2)	$(0.66)	$(0.55)	$(1.12)	$(0.22)	$(0.11)	$(0.24)

Basic and diluted weighted-average shares used to compute net loss per share (2)	6,216,785	6,433,819	6,612,621	19,928,003	6,750,834	30,026,197

Other data (unaudited):
Platform Direct Spend (3)	$4,314	$25,032	$74,016	$189,249	$35,270	$55,265
Total Spend (3)	$17,802	$53,758	$111,899	$254,261	$48,048	$71,277
Adjusted EBITDA (4)	$(3,754)	$(2,425)	$(5,183)	$2,553	$142	$(2,977)
Number of Platform Direct Clients (5)	25	86	208	333	242	356

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,				Three Months Ended March 31,
	2011	2012	2013	2014	2014	2015
	(in thousands)
					(unaudited)
Research and development	$50	$159	$206	$1,094	$102	$642
Sales and marketing	72	92	230	$1,058	140	709
General and administrative	11	179	325	$1,391	174	1,050

Total stock-based compensation	$133	$430	$761	$3,543	$416	$2,401

(2)	See Note 8 to our annual audited consolidated financial statements for a description of the method used to compute basic and diluted net loss per share.
(3)	For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, including cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. Please see “— Non-GAAP Financial Measures” below for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.
(4)	Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense, foreign exchange gains and losses, both realized and unrealized, loss on extinguishment of convertible notes and change in fair value of convertible preferred stock warrant liability. Please see “— Non-GAAP Financial Measures” below for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	We define a Platform Direct Client as a customer that had a total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under its contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

	December 31,				March 31,
	2011	2012	2013	2014	2015
	(in thousands)
					(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,467	$19,670	$19,475	$46,592	$36,855
Working capital	$8,153	$25,039	$25,915	$65,906	$61,622
Total assets	$15,074	$43,905	$70,615	$142,707	$132,088
Debt obligations and convertible preferred stock warrant liability	$748	$4,658	$3,882	$1,362	$996
Total stockholders’ equity	$8,430	$23,009	$27,255	$70,641	$66,716

Non-GAAP Financial Measures

Total Spend and Platform Direct Spend

For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, which includes cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. We believe Platform Direct Spend and Total Spend are meaningful measures of our operating performance because our ability to generate increases in Total Spend is strongly correlated to our ability to generate increases in Platform Direct revenue and revenue, respectively. Platform Direct Spend and Total Spend are used by our management and board of directors to understand our business and make operating decisions. A limitation of each of Total Spend and Platform Direct Spend is that each is a measure that we have defined for internal purposes that may be unique to us, and therefore may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Because of these limitations you should consider Platform Direct Spend and Total Spend along with the corresponding GAAP-based measures. The following table presents a reconciliation of Platform Direct Spend and Total Spend to revenue for each of the periods indicated:

	Years Ended December 31,				Three Months Ended March 31,
	2011	2012	2013	2014	2014	2015
	(in thousands)
					(unaudited)
Platform Direct Revenue	$2,171	$5,433	$19,331	$49,231	$9,248	$14,304
Plus: Non-GAAP Platform Direct Media Cost (unaudited)	2,143	19,599	54,685	140,018	26,022	40,961

Platform Direct Spend (unaudited)	$4,314	$25,032	$74,016	$189,249	$35,270	$55,265

Platform Services Spend (unaudited)	$13,488	$28,726	$37,883	$65,012	$12,778	$16,012

Total Spend (unaudited)	$17,802	$53,758	$111,899	$254,261	$48,048	$71,277

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense, foreign exchange gains and losses, both realized and unrealized, loss on extinguishment of convertible notes and change in fair value of convertible preferred stock warrant liability. We have provided below a reconciliation of Adjusted EBITDA to net loss the most directly comparable GAAP financial measure. We have presented Adjusted EBITDA in this prospectus because it is a key measure used by our management and the board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and our board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense (excluding amortization of internal use software development costs) are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of stock-based compensation; (3) impact of foreign exchange gains and losses, both realized and unrealized; (4) loss on extinguishment of convertible notes; (5) change in fair value of convertible preferred stock warrant liability; or (6) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, loss, and our GAAP financial results. The following is a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, for each of the periods indicated:

	Years Ended December 31,				Three Months Ended March 31,
	2011	2012	2013	2014	2014	2015
	(in thousands)
					(unaudited)
Net loss	$(4,093)	$(3,565)	$(7,411)	$(4,444)	$(767)	$(7,144)
Interest expense, net	72	232	169	216	41	28
Provision for income taxes	1	94	60	283	45	114
Depreciation and amortization expense, excluding amortization of internal use software development costs	99	89	232	598	90	317
Stock-based compensation expense	133	430	761	3,543	416	2,401
Foreign exchange loss	23	141	618	1,987	36	1,307
Change in fair value of convertible preferred stock warrant liability	11	154	388	(168)	281	—
Loss on extinguishment of convertible notes	—	—	—	538	—	—

Adjusted EBITDA (unaudited)	$(3,754)	$(2,425)	$(5,183)	$2,553	$142	$(2,977)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the audited annual consolidated financial statements and the related notes included elsewhere in this prospectus and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

TubeMogul is an enterprise software company for brand advertising. By reducing complexity, improving transparency and leveraging real-time data, our platform enables advertisers to gain greater control of their video advertising spend and achieve their brand advertising objectives.

Our customers can plan, buy, measure and optimize their global video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable video advertising campaigns — onto any digital device — within minutes. Brands use our platform to verify the success and impact of their video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Our platform uses these real-time insights to dynamically optimize spend across digital sources of inventory including digital ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers. Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

Our Platform Direct offering allows advertisers to run self-serve campaigns eliminating the often complex and inefficient RFP process through which digital media is typically bought. Platform Direct customers enter into master service agreements with us that enable them to execute all of their campaigns under the agreement without the need for campaign-by-campaign insertion orders, or IOs. We generate Platform Direct revenue by charging our customers a utilization fee that is a percentage of media spend as well as fees for additional features offered through our platform. Because Platform Direct customers have control of the media purchasing decisions through our platform, our Platform Direct revenue is recognized on a net basis, meaning that it only includes our fees and not the cost of media purchased. The gross margin for our Platform Direct offering for the year ended December 31, 2014 was 97%.

Our Platform Services offering allows advertisers who continue to use a traditional RFP process to realize the benefits of our platform without needing to alter their purchasing process. Platform Services arrangements are generally in the form of discrete IOs which are negotiated on a campaign-by-campaign basis. We generate Platform Services revenue by delivering video advertisements based upon our customer’s campaign specifications. Our Platform Services revenue is recognized on a gross basis, meaning that it includes the cost of the media purchased. The gross margin for our Platform Services offering for the year ended December 31, 2014 was 50%.

We believe customers value both our Platform Direct and our Platform Services offerings as Total Spend through our platform has increased from $53.8 million for the year ended December 31, 2012 to $254.3 million for the year ended December 31, 2014, representing a compound annual growth rate, or CAGR, of 117%. Total Spend through our platform increased from $48.0 million for the three months ended March 31, 2014 to $71.3 million for the three months ended March 31, 2015, representing period-over-period growth of 49%. We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes media purchases and our fees. We actively engage with our Platform Services customers to educate them about the benefits of migrating to our Platform Direct offering.

We consider our global capabilities to be a competitive differentiator to global brands and agencies. Campaigns can be executed through our platform in over 70 countries using a single integrated workflow. During 2014, we executed campaigns in over 40 countries and generated 31% of our revenue from customers with billing addresses outside of the United States. For financial information about our geographic areas, please see Note 11 of the notes to our audited annual consolidated financial statements appearing elsewhere in this prospectus.

We were incorporated in California in 2007 and reincorporated in Delaware in March 2014. We initially developed video content syndication and video analytics software for publishers and launched our advertiser-focused platform in 2011. For the years ended December 31, 2012, 2013 and 2014, our revenue increased from $34.2 million to $57.2 million to $114.2 million, and for the three months ended March 31, 2014 and 2015, our revenue increased from $22.0 million to $30.3 million. For the years ended December 31, 2012, 2013 and 2014, our gross margin increased from 52% to 66% to 70%, and for the three months ended March 31, 2014 and 2015, our gross margin increased from 72% to 73%. We also had net losses of $3.6 million, $7.4 million, $4.4 million, $0.8 million and $7.1 million for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively.

Key Operating and Financial Performance Metrics

To help us monitor the overall performance of our business and identify trends, we evaluate the following key metrics: Total Spend, Platform Direct Spend, revenue, gross profit, gross margin, Adjusted EBITDA, and Number of Platform Direct Clients. Total Spend, Platform Direct Spend Adjusted EBITDA and Number of Platform Direct Clients are discussed immediately following the table below. Revenue, gross profit and gross margin are further discussed under the headings “Components of our Results of Operations.”

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands, except percentages and client data)
				(unaudited)
Key Metrics
Platform Direct Spend (unaudited)	$25,032	$74,016	$189,249	$35,270	$55,265
Platform Services Spend (unaudited)	28,726	37,883	65,012	12,778	16,012

Total Spend (unaudited)	$53,758	$111,899	$254,261	$48,048	$71,277

Platform Direct revenue	$5,433	$19,331	$49,231	$9,248	$14,304
Platform Services revenue	28,726	37,883	65,012	12,778	16,012

Total revenue	$34,159	$57,214	$114,243	$22,026	$30,316

Gross profit	$17,785	$37,516	$80,302	$15,811	$22,013
Gross margin	52%	66%	70%	72%	73%
Adjusted EBITDA (unaudited)	$(2,425)	$(5,183)	$2,553	$142	$(2,977)
Number of Platform Direct Clients (unaudited)	86	208	333	242	356

Total Spend and Platform Direct Spend

For purposes of calculating Total Spend and Platform Direct Spend, we define spend as the aggregate gross dollar volume that our customers spend through our platform, which includes cost of media purchases and our fees. Platform Direct Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the spend through our Platform Direct offering. Platform Services Spend equals our Platform Services revenue. Total Spend does not represent revenue earned by us and is a non-GAAP financial measure defined by us as the sum of Platform Direct Spend and Platform Services Spend. We believe Platform Direct Spend and Total Spend are meaningful measures of our operating performance because our ability to generate increases in Platform Direct Spend and Total Spend are strongly correlated to our ability to generate increases in Platform Direct revenue and revenue, respectively. Platform Direct Spend and Total Spend are used by our management and board of directors to understand our business and make operating decisions. A limitation of each of Platform Direct Spend and Total Spend is that each is a measure that we have defined for internal purposes that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Because of these limitations you should consider Platform Direct Spend and Total Spend along with the corresponding GAAP-based measures. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using these measures and for reconciliations of these measures to Platform Direct revenue and revenue, the most directly comparable financial measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, net, provision for income tax, depreciation and amortization expense excluding amortization of internal use software development costs, stock-based compensation expense, foreign exchange gains and losses, both realized and unrealized, loss on extinguishment of convertible notes and change in fair value of convertible preferred stock warrant liability. Adjusted EBITDA is a key measure used by our management and our board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Number of Platform Direct Clients

We define a Platform Direct Client as a customer that had total aggregate spend of at least $10,000 through our platform during the previous twelve months. For purposes of this definition, all branches or divisions of a customer that operate under its contract with us are considered a single Platform Direct Client. In a limited number of instances in any period, branches or divisions of an advertiser that operate under distinct contracts are each considered a separate Platform Direct Client. For example, of our 333 Platform Direct Clients in 2014, 33 represented distinct operations of 11 global companies, primarily advertising agencies, based in different jurisdictions and with respect to which we have negotiated and managed separate contractual relationships. We believe that our total number of Platform Direct Clients is an important measure of our ability to increase revenue and the effectiveness of our sales force.

Platform Direct Cohort Spend

In order to analyze the contribution to the growth of our business driven by the increase in spend from pre-existing Platform Direct customers, we measure Platform Direct Spend for the set of customers, or Cohort, that commenced spending on our Platform Direct offering in a specific year relative to subsequent periods. As illustrated in the following tables, the spend from our 2011, 2012 and 2013 Cohorts has increased over subsequent periods. For 2014, the 2011 Cohort contributed 31% of Platform Direct Spend, the 2012 Cohort contributed 16%, the 2013 Cohort contributed 31% and the 2014 Cohort contributed 22%. For 2013, the 2011 Cohort contributed 45% of Platform Direct Spend, the 2012 Cohort contributed 25% and the 2013 Cohort contributed 30%. For 2012, the 2011 Cohort contributed 71% of Platform Direct Spend, and the 2012 Cohort contributed 29%. We believe that this analysis is helpful in understanding our business.

					2011-2012		2012-2013		2013- 2014
	Years Ended December 31,					% of Total Platform Direct Spend		% of Total Platform Direct Spend		% of Total Platform Direct Spend
Cohort (1)	2011	2012	2013	2014	% Change		% Change		% Change
	(in thousands except percentages)
Customers First Spent 2011	$2,552	$17,170	$32,833	$60,030	573%	71%	91%	45%	83%	31%
Customers First Spent 2012	NA	6,847	18,456	29,766	NA	29%	170%	25%	61%	16%
Customers First Spent 2013	NA	NA	22,189	58,313	NA	NA	NA	30%	163%	31%
Customers First Spent 2014	NA	NA	NA	40,785	NA	NA	NA	NA	NA	22%

Total	$2,552	$24,017	$73,478	$188,894	841%	100%	206%	100%	157%	100%

(1)	Does not include revenue, which equals spend, from our video syndication software offering, a legacy technology which is not part of our video advertising spend platform. Customers who use this software are generally not customers for our Platform Direct and Platform Services offerings. We believe that excluding such revenue from the cohort analysis presents a more accurate basis for comparing results across the periods presented.

Factors Affecting Our Performance

We believe that the continued growth and future success of our business depend on various opportunities, challenges and other factors, including the following:

Retention of and Growth in Spend by Existing Customers

Our future revenue is dependent upon our ability to retain our existing customers and to gain a larger amount of their advertising spend through both our Platform Direct and Platform Services offerings. In particular, our recent growth in Total Spend has been driven by an increase in spend by our existing Platform Direct customers. Of our 25 largest Platform Direct Clients by Platform Direct Spend in 2013, 23 or 92% were also Platform Direct Clients in 2014. Of our 50 largest Platform Direct Clients by Platform Direct Spend in 2013, 47 or 94% were also Platform Direct Clients in 2014. For 2014, 78% of our Platform Direct Spend was from customers that first transacted through our Platform Direct offering in 2011, 2012 or 2013.

Customer Transition from Platform Services to Platform Direct

Our sales strategy is to educate our customers about the benefits of shifting from Platform Services, where purchases are made on a campaign-by-campaign basis, to Platform Direct, where customers are able to consolidate their video advertising spend through one solution on a self-serve basis. Our future performance will be impacted by our ability to continue to convince customers to shift to our Platform Direct offering. The growth in the proportion of our Total Spend represented by Platform Direct Spend is an indicator of our ability to convince customers to shift from Platform Services to our Platform Direct offering.

Sales Leverage Improvement

Our ability to achieve and sustain profitability will depend on our ability to continue to benefit from the operating leverage inherent to our self-serve model. After our initial investments to acquire new Platform Direct clients, we typically generate subsequent revenue from these clients without commensurate increases in sales and marketing expenses.

Investment in Growth

We plan to continue to invest for long-term growth. We anticipate that our operating expenses will increase in the foreseeable future as we invest in research and development to maintain and enhance our platform, in sales and marketing primarily to acquire new customers and general and administrative expenses to support our growth. We believe that these investments will contribute to our long-term growth, although they will adversely affect our results of operations in the near term. In addition, the timing of these investments can result in fluctuations in our annual and quarterly operating results.

Market Growth

We expect to benefit from the continued growth in the digital video advertising market but any material change in the growth rate of this market could affect our performance. The growth of such market may be adversely impacted by a variety of factors including any delays in the shift of video advertising spend from traditional TV to digital channels. In addition, advertising spend is closely tied to the performance of the economy and a downturn in economic conditions could adversely affect the overall advertising market and our operating results.

Revenue Growth from Additional Media Markets

In 2012, 2013 and 2014, approximately 95%, 95% and 91% of our revenue, respectively, came from advertising served to personal computer users. Our future performance will be dependent in part upon the continued growth of digital video channels, including mobile video, connected TV, social video and TV formats such as video on demand, and upon our ability to grow our revenue in these channels. Accordingly, our business and operating results will be significantly affected by our ability to timely enhance our platform to address these emerging segments of the digital video advertising market and the speed with which advertisers adopt these channels to conduct their advertising campaigns. Revenue from these other digital video channels was not material in 2012, 2013 or 2014.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity, and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

Revenue

We generate revenue from our Platform Direct customers from fees based on a percentage of their media spend through our platform as well as from fees for additional services delivered concurrently such as audience targeting data, ad serving, brand safety, topic targeting and other reporting related services that we offer. We generate revenue from our Platform Services customers by delivering video advertisements based upon a pre-agreed set of fixed objectives with an advertiser or agency. Our Platform Services business is generally priced based upon a cost per thousand impressions, or CPM, or based upon specific campaign specifications such as number of engagements, completed views or on-target impressions.

Cost of Revenue

Cost of revenue is comprised primarily of media costs. Media costs consist of advertising impressions we purchase from advertising sources of inventory in connection with our Platform Services offering. We typically pay for these impressions on a CPM basis. Cost of revenue also includes technical infrastructure costs which include the cost of internal and third-party servers and related services, internet access costs and amortization of internal use software development costs on revenue-producing technologies. Technical infrastructure costs represented 5% of our cost of revenue for the year ended December 31, 2014. After giving effect to the allocation of these costs between our Platform Direct revenue (in respect of which it is the largest component of cost of revenue) and Platform Services revenue based upon the amount of media purchases through each service, our gross margin for Platform Direct revenue and Platform Services revenue was 97% and 50%, respectively, for the year ended December 31, 2014. We anticipate that cost of revenue will increase in absolute dollars as our revenue increases, but will decrease as a percentage of revenue as our Platform Direct revenue increases as a percentage of our total revenue. We also expect that over time our Platform Services gross margins will decrease and our Platform Direct gross margins will remain relatively stable.

In our Platform Services arrangements, we generally enter into binding IOs with fixed price commitments which are determined prior to the launch of an advertising campaign. To fulfill these commitments, we purchase advertising inventory on a real-time basis during the course of the advertising campaign period, which may be weeks or months. As a result, we are exposed to market risk that the cost of such inventory to us may be greater than we expected when we entered into the IO or we may benefit from market prices being less than we expected, either of which impact our media costs as a percentage of revenue.

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administrative. Our operating expenses consist primarily of personnel costs, professional fees and facilities costs. Personnel costs include salaries, bonuses and commissions for sales personnel, stock-based compensation expense and employee benefit costs.

Our research and development expenses consist primarily of personnel costs, outsourced engineering costs associated with the ongoing maintenance and development of our platform and related technologies, allocated technical infrastructure costs directly related to research and development activities, such as testing, and other operating costs allocable to engineering activities. We believe that continued investment in our platform is critical to achieving our objectives, and we expect research and development expenses to continue to increase over time.

Our sales and marketing expenses consist primarily of personnel costs, including operations personnel costs allocable to sales and marketing activities, outsourced sales and marketing activities, brand marketing, trade shows, travel and entertainment, and marketing collateral. In order to increase our share of video advertising spend, we expect sales and marketing expenses to continue to increase in future periods.

Our general and administrative expenses consist primarily of personnel costs, associated with our executive, finance, human resources, legal and other administrative personnel, and also include accounting, legal and other professional service fees, facility costs, bad debt expense, depreciation expense and other corporate expenses. We expect to continue to invest in our corporate infrastructure and incur further expenses related to being a public company, including increased accounting and legal costs, investor relations costs, increased insurance premiums and compliance costs associated with Section 404 of the Sarbanes-Oxley Act. As a result, we anticipate that general and administrative expenses will increase in future periods.

Other Expense, Net

Loss on extinguishment of convertible notes relates to the redemption of convertible notes from all of the investors in TubeMogul Japan Inc. in October 2014. See Note 4 to our annual audited consolidated financial statements.

Interest expense, net is related to our term debt and line of credit, offset in 2012 by immaterial interest income resulting from our short-term investment in marketable securities. Interest expense is expected to fluctuate as we draw on or pay down our line of credit and term debt.

Change in fair value of convertible preferred stock warrant liability is related to a mark to market adjustment associated with a warrant to purchase our preferred stock, all of which was automatically converted into a warrant to purchase our common stock as a result of the IPO.

Foreign exchange loss consists of gains and losses on foreign currency translation. We have foreign currency exposure related to our accounts receivable and accounts payable that are denominated in currencies other than the U.S. dollar, principally the British pound, Canadian dollar, Euro, Australian dollar and Singapore dollar. To the extent that our revenue from international operations increases and the scope of our international operations grows, our operating results will become more susceptible to changes in foreign currency rates.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. Due to uncertainty as to the realization of benefits from our deferred tax assets, including net operating loss carry forwards, research and development and other tax credits, we have a full valuation allowance against such assets. We expect to maintain this full valuation allowance in the near term.

Results of Operations

The following table sets forth our consolidated results of operations and our consolidated results of operations as a percentage of total revenue for the periods presented.

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	$5,433	$19,331	$49,231	$9,248	$14,304
Platform Services	28,726	37,883	65,012	12,778	16,012

Total revenue	34,159	57,214	114,243	22,026	30,316

Cost of revenue	16,374	19,698	33,941	6,215	8,303

Gross profit	17,785	37,516	80,302	15,811	22,013

Operating expenses:
Research and development (1)	7,364	11,837	22,142	3,808	8,769
Sales and marketing (1)	10,384	21,378	38,133	7,929	11,112
General and administrative (1)	4,931	10,477	21,615	4,438	7,827

Total operating expenses	22,679	43,692	81,890	16,175	27,708

Gain on sale of InPlay	1,950	—	—	—	—

Loss from operations	(2,944)	(6,176)	(1,588)	(364)	(5,695)

Other expense, net:
Loss on extinguishment of convertible notes	—	—	(538)	—	—
Interest expense, net	(232)	(169)	(216)	(41)	(28)
Change in fair value of convertible preferred stock warrant liability	(154)	(388)	168	(281)	—
Foreign exchange loss	(141)	(618)	(1,987)	(36)	(1,307)

Other expense, net	(527)	(1,175)	(2,573)	(358)	(1,335)

Net loss before income taxes	(3,471)	(7,351)	(4,161)	(722)	(7,030)
Provision for income taxes	(94)	(60)	(283)	(45)	(114)

Net loss	$(3,565)	$(7,411)	$(4,444)	$(767)	$(7,144)

(1)	Stock-based compensation expense included above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Research and development	$159	$206	$1,094	$102	$642
Sales and marketing	92	230	1,058	140	709
General and administrative	179	325	1,391	174	1,050

Total stock-based compensation	$430	$761	$3,543	$416	$2,401

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	16%	34%	43%	42%	47%
Platform Services	84	66	57	58	53

Total revenue	100	100	100	100	100

Cost of revenue	48	34	30	28	27

Gross margin	52	66	70	72	73

Operating expenses:
Research and development	22	21	19	17	29
Sales and marketing	30	37	33	36	37
General and administrative	14	18	19	20	26

Total operating expenses	66	76	72	73	91

Gain on sale of InPlay	6	—	—	—	—

Loss from operations	(8)	(10)	(1)	(1)	(19)

Other expense, net:
Loss on extinguishment of convertible notes	—	—	(0)	—	—
Interest expense, net	(1)	(0)	(0)	(0)	(0)
Change in fair value of convertible preferred stock warrant liability	(0)	(1)	0	(2)	0
Foreign exchange loss	(0)	(1)	(2)	(0)	(4)

Other expense, net	(1)	(2)	(2)	(2)	(4)

Net loss before income taxes	(9)	(12)	(4)	(3)	(23)
Provision for income taxes	(0)	(0)	(0)	(0)	(0)

Net loss	(9)%	(12)%	(4)%	(3)%	(24)%

Comparison of the Three Months Ended March 31, 2014 and 2015

Revenue

	Three Months Ended March 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Platform Direct	$9,248	$14,304	$5,056	55%
Platform Services	12,778	16,012	3,234	25%

Total revenue	$22,026	$30,316	$8,290	38%

Revenue increased by $8.3 million, or 38%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Platform Direct revenue increased by $5.1 million, or 55%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Platform Direct revenue from Platform Direct customers who were customers as of March 31, 2014 contributed $1.1 million of the growth. Platform Direct revenue from Platform Direct customers who were new customers since March 31, 2014 contributed $3.9 million of the growth. Platform Services revenue increased by $3.2 million, or 25%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The increase in Platform Services revenue was primarily due to the revenue from customers who spent with us during the three months ended March 31, 2015 that did not spend with us during the three months ended March 31, 2014. In addition, growth in spend on other ad formats, such as mobile, contributed to the increases in Platform Direct and Platform Services revenue. For the quarter ended March 31, 2015, approximately 12% of Total Spend came from mobile video, up from 3% for the quarter ended March 31, 2014.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended March 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Cost of revenue	$6,215	$8,303	$2,088	34%
Gross profit	15,811	22,013	6,202	39%
Gross margin	72%	73%

Cost of revenue increased $2.1 million, or 34%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. This increase was primarily due to a $1.9 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs increased by $0.2 million, or 48%, for the three months ended March 31, 2015. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $8.9 million and $6.9 million for the three months ended March 31, 2014 to $13.8 million and $8.2 million, respectively, for the three months ended March 31, 2015. Gross margin increased to 73% for the three months ended March 31, 2015 compared to 72% for the three months ended March 31, 2014, primarily due to Platform Direct revenue having grown to 47% of total revenue as compared to 42% in the comparable period.

Research and Development

	Three Months Ended March 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Research and development	$3,808	$8,769	$4,961	130%
Percent of revenue	17%	29%

Research and development expense increased by $5.0 million, or 130%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The increase was primarily due to an increase in personnel costs of $3.5 million and additional technical infrastructure costs of $1.4 million. The increase in personnel costs, was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including several engineering leads, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs necessary to support our increased research and development related activities. We capitalized $0.2 million of internally developed software costs during the three months ended March 31, 2014 and $0.4 million of internally developed software costs during the three months ended March 31, 2015.

Sales and Marketing

	Three Months Ended March 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
Sales and marketing	$7,929	$11,112	$3,183	40%
Percent of revenue	36%	37%

Sales and marketing expense increased by $3.2 million, or 40%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The increase was primarily due to an increase in personnel costs of $2.4 million, related to an increase in headcount to support our revenue growth, and an increase in marketing expenses of $0.6 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount during the year ended December 31, 2014.

General and Administrative

	Three Months Ended March 31,
	2014	2015	$ Change	% Change
	(in thousands, except percentages)
	(unaudited)
General and administrative	$4,438	$7,827	$3,389	76%
Percent of revenue	20%	26%

General and administrative expense increased by $3.4 million, or 76%, during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The increase was primarily due to an increase in personnel costs of $2.2 million related to an increase in headcount to support our growth and our reporting obligations as a public company, including additions of several senior administrative and accounting personnel, an increase in facility costs of $0.4 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel, and an increase in professional fees of $0.3 million due to increased legal, accounting and audit services to support our operations as a public company.

Other Expenses, Net

The increase in other expenses, net was primarily due to a $1.3 million foreign exchange loss due to the impact of foreign currency exchange rate fluctuations on our higher outstanding balance of foreign currency accounts receivable.

Provision for Income Taxes

Our provision for income taxes for the three months ended March 31, 2014 and 2015 primarily relates to taxes due in foreign jurisdictions.

Comparison of the Years Ended December 31, 2012, 2013 and 2014

Revenue

	Years Ended December 31,			$ Change		% Change
	2012	2013	2014	2014 vs. 2013	2013 vs. 2012	2014 vs. 2013	2013 vs. 2012
	(in thousands except percentages)
Platform Direct	$5,433	$19,331	$49,231	$29,900	$13,898	155%	256%
Platform Services	28,726	37,883	65,012	27,129	9,157	72%	32%

Total revenue	$34,159	$57,214	$114,243	$57,029	$23,055	100%	67%

Revenue increased by $57.0 million, or 100%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. Platform Direct revenue increased by $29.9 million, or 155%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. Platform Direct revenue from Platform Direct customers who were customers prior to the year ended December 31, 2014 contributed $19.1 million of the growth. Platform Direct revenue from Platform Direct customers who first spent with us in the year ended December 31, 2014 contributed $10.8 million of the growth. Platform Services revenue increased by $27.1 million, or 72%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in Platform Services revenue was primarily due to the $16.5 million in revenue from customers who spent with us during the year ended December 31, 2014 that also spent with us during the year ended December 31, 2013, and a $10.6 million increase in revenue from customers that spent with us during the year ended December 31, 2014 that did not spend with us during the year ended December 31, 2013.

Revenue increased $23.1 million, or 67%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. Platform Direct revenue increased $13.9 million, or 256%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. Platform Direct revenue from Platform Direct customers who were customers prior to the year ended December 31, 2013 contributed $7.8 million of the growth. Platform Direct revenue from Platform Direct customers who first spent with us in the year ended December 31, 2013 contributed $6.5 million of the growth. These Platform Direct revenue increases were partially offset by a decline in revenue from our legacy video syndication technology of $0.4 million. Platform Services revenue increased $9.2 million, or 32%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in Platform Services revenue was primarily due to $9.2 million in revenue from customers who spent with us during the year ended December 31, 2013 that did not spend with us during the year ended December 31, 2012.

Cost of Revenue, Gross Profit and Gross Margin

	Years Ended December 31,			$ Change		% Change
	2012	2013	2014	2014 vs. 2013	2013 vs. 2012	2014 vs. 2013	2013 vs. 2012
	(in thousands except percentages)
Cost of revenue	$16,374	$19,698	$33,941	$14,243	$3,324	72%	20%
Gross profit	17,785	37,516	80,302	42,786	19,731	114%	111%
Gross margin	52%	66%	70%

Cost of revenue increased $14.2 million, or 72%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. This increase was due to a $13.5 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs increased by $0.5 million, or 51%, for the year ended December 31, 2014. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $18.4 million and $19.1 million for the year ended December 31, 2013 to $47.6 million and $32.7 million for the year ended December 31, 2014, respectively. Gross margin increased to 70% for the year ended December 31, 2014 compared to 66% for the year ended December 31, 2013, primarily due to Platform Direct revenue having grown to 43% of total revenue as compared to 34% in the comparable period.

Cost of revenue increased $3.3 million, or 20%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was due to a $3.2 million increase in media costs associated with the growth in Platform Services revenue. Technical infrastructure costs were relatively unchanged at $1.1 million for the year ended December 31, 2012 compared to $1.0 million for the year ended December 31, 2013. After giving effect to the allocation of these technical infrastructure costs between Platform Direct revenue and Platform Services revenue, gross profit from Platform Direct and Platform Services revenue increased from $4.8 million and $13.0 million for the year ended December 31, 2012 to $18.4 million and $19.1 million for the year ended December 31, 2013, respectively. Gross margin increased to 66% for the year ended December 31, 2013 compared to 52% for the year ended December 31, 2012, primarily due to Platform Direct revenue having grown to 34% of total revenue as compared to 16% in the comparable period.

Research and Development

	Years Ended December 31,			$ Change		% Change
	2012	2013	2014	2014 vs. 2013	2013 vs. 2012	2014 vs. 2013	2013 vs. 2012
	(in thousands except percentages)
Research and development	$7,364	$11,837	$22,142	$10,305	$4,473	87%	61%
Percent of revenue	22%	21%	19%

Research and development expense increased by $10.3 million, or 87%, during 2014 compared to 2013. The increase was primarily due to an increase in personnel costs of $7.7 million and additional technical infrastructure costs of $1.7 million. The increase in personnel costs, was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including several engineering leads, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs necessary to support our increased research and development related activities. We also increased our outsourced engineering costs by $0.8 million due to increased investments in product development and the need for specialized skills to support certain projects. We capitalized $0.5 million of internally developed software costs in 2014 and $0.6 million of internally developed software costs in 2013.

Research and development expense increased by $4.5 million, or 61%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to an increase in personnel costs of $3.4 million and additional technical infrastructure costs of $1.4 million. The increase in personnel costs was primarily due to an increase in headcount, which reflected our continued investment in hiring technical personnel, including engineers, to maintain our platform and support our research and development efforts. The increase in technical infrastructure costs was attributable to increased costs of third-party data center operations, hosting and ad server management and bandwidth costs necessary to support our increased research and development related activities. We capitalized $0.6 million of internally developed software costs in the year ended December 31, 2013. No such costs were capitalized in the year ended December 31, 2012.

Sales and Marketing

	Years Ended December 31,			$ Change		% Change
	2012	2013	2014	2014 vs. 2013	2013 vs. 2012	2014 vs. 2013	2013 vs. 2012
	(in thousands except percentages)
Sales and marketing	$10,384	$21,378	$38,133	$16,755	$10,994	78%	106%
Percent of revenue	30%	37%	33%

Sales and marketing expense increased by $16.8 million, or 78%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily due to an increase in personnel costs of $13.3 million, including a $3.7 million increase in sales commissions, and an increase in marketing expenses of $3.2 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount during the year ended December 31, 2014.

Sales and marketing expense increased by $11.0 million, or 106%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to an increase in personnel costs of $8.2 million, including a $2.0 million increase in sales commissions, and an increase in marketing expenses of $2.8 million. The increase in personnel costs was primarily due to an increase in sales and marketing headcount during the year ended December 31, 2013.

General and Administrative

	Years Ended December 31,			$ Change		% Change
	2012	2013	2014	2014 vs. 2013	2013 vs. 2012	2014 vs. 2013	2013 vs. 2012
	(in thousands except percentages)
General and administrative	$4,931	$10,477	$21,615	$11,138	$5,546	106%	112%
Percent of revenue	14%	18%	19%

General and administrative expense increased by $11.1 million, or 106%, during the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily due to an increase in personnel costs of $6.1 million related to an increase in headcount to support our growth, including additions of several senior administrative personnel, an increase in facility costs of $2.0 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel, an increase in professional fees of $1.8 million due to increased legal, accounting and audit services to support the Company’s operations as a public company and an increase in bad debt expense of $0.4 million.

General and administrative expense increased by $5.5 million, or 112%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to an increase in personnel costs of $2.4 million related to an increase in headcount to support our growth, an increase in facility costs of $1.8 million as we opened new offices and expanded some of our existing facilities to accommodate our increase in personnel, an increase in professional fees of $1.0 million due to increased legal, accounting and audit services and an increase in bad debt expense of $0.3 million.

Other Expenses, Net

Loss on extinguishment of convertible notes relates to the redemption of convertible notes from all of the investors in TubeMogul Japan Inc.

The increase in other expenses, net was primarily due to a $0.6 million and $2.0 million foreign exchange loss during the years ended December 31, 2013 and 2014, respectively due to the impact of foreign currency exchange rate fluctuations on our higher outstanding balance of foreign currency accounts receivable.

Provision for Income Taxes

Our provision for income taxes for 2012, 2013 and 2014 primarily relates to taxes due in foreign jurisdictions.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of total revenue, unless otherwise noted, for each of the nine quarters in the period ended March 31, 2015. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited, in thousands)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	$2,312	$3,976	$4,649	$8,394	$9,248	$11,567	$12,114	$16,302	$14,304
Platform Service	7,268	8,665	8,304	13,646	12,778	17,148	15,306	19,780	16,012

Total Revenue	9,580	12,641	12,953	22,040	22,026	28,715	27,420	36,082	30,316

Cost of revenue	3,392	4,288	4,487	7,531	6,215	9,108	8,255	10,363	8,303

Gross profit	6,188	8,353	8,466	14,509	15,811	19,607	19,165	25,719	22,013

Operating expenses:
Research and development(1)	2,346	2,804	3,204	3,483	3,808	4,940	5,287	8,107	8,769
Sales and marketing(1)	4,116	5,301	5,231	6,730	7,929	8,285	8,783	13,136	11,112
General and administrative(1)	1,475	2,352	3,097	3,553	4,438	4,704	5,583	6,890	7,827

Total operating expenses	7,937	10,457	11,532	13,766	16,175	17,929	19,653	28,133	27,708

(Loss) income from operations	(1,749)	(2,104)	(3,066)	743	(364)	1,678	(488)	(2,414)	(5,695)

Other (expense) income, net:
Loss on extinguishment of convertible notes	—	—	—	—	—	—	—	(538)	—
Interest expense, net	(48)	(45)	(41)	(35)	(41)	(79)	(63)	(33)	(28)
Change in fair value of convertible preferred stock warrant liability	1	(20)	(36)	(333)	(281)	449	—	—	—
Foreign exchange (loss) gain	(94)	(417)	165	(272)	(36)	128	(1,102)	(977)	(1,307)

Other (expense) income, net	(141)	(482)	88	(640)	(358)	498	(1,165)	(1,548)	(1,335)

Net (loss) income before income taxes	(1,890)	(2,586)	(2,978)	103	(722)	2,176	(1,653)	(3,962)	(7,030)
Provision for income taxes	(14)	(20)	(34)	8	(45)	(92)	(64)	(82)	(114)

Net (loss) income	$(1,904)	$(2,606)	$(3,012)	$111	$(767)	$2,084	$(1,717)	$(4,044)	$(7,144)

(1)	Stock-based compensation expense included above was as follows:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited, in thousands)
Research and development	$23	$27	$46	$110	$102	$209	$283	$500	$642
Sales and marketing	28	35	88	79	140	193	244	481	709
General and administrative	51	67	79	128	174	230	261	726	1,050

Total stock-based compensation	$102	$129	$213	$317	$416	$632	$788	$1,707	$2,401

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Platform Direct	24%	31%	36%	38%	42%	40%	44%	45%	47%
Platform Service	76	69	64	62	58	60	56	55	53

Total Revenue	100	100	100	100	100	100	100	100	100

Cost of revenue	35	34	35	34	28	32	30	29	27

Gross margin	65	66	65	66	72	68	70	71	73

Operating expenses:
Research and development	24	22	25	16	17	17	19	22	29
Sales and marketing	43	42	40	31	36	29	32	36	37
General and administrative	15	19	24	16	20	16	20	19	26

Total operating expenses	82	83	89	63	73	62	72	78	91

(Loss) income from operations	(17)	(17)	(24)	3	(1)	6	(2)	(7)	(19)

Other (expense) income, net:
Loss on extinguishment of convertible notes	—	—	—	—	—	—	—	(1)	—
Interest expense, net	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Change in fair value of convertible preferred stock warrant liability	0	(0)	(0)	(2)	(2)	2	—	—	—
Foreign exchange (loss) gain	(1)	(3)	1	(1)	(0)	0	(4)	(3)	(4)

Other (expense) income net	(2)	(3)	1	(3)	(2)	2	(4)	(4)	(4)

Net (loss) income before income taxes	(19)	(20)	(23)	0	(3)	8	(6)	(11)	(23)
Provision for income taxes	(0)	(0)	(0)	0	(0)	(0)	(0)	(0)	(0)

Net (Loss) income	(19)%	(20)%	(23)%	0%	(3)%	8%	(6)%	(11)%	(24)%

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited)
	(in thousands, except for client data )
Key Metrics(1)
Platform Direct Spend(2)	$9,062	$16,495	$17,362	$31,097	$35,270	$43,952	$47,240	$62,787	$55,265
Total Spend(2)	$16,330	$25,160	$25,666	$44,743	$48,048	$61,100	$62,546	$82,567	$71,277
Adjusted EBITDA(2)	$(1,615)	$(1,927)	$(2,782)	$1,141	$142	$2,419	$472	$(481)	$(2,977)
Number of Platform Direct Clients	110	143	165	208	242	283	308	333	356

(1)	For information on how we define these key metrics, please see “— Key Operating and Financial Performance Metrics” above.
(2)	For information regarding the limitations of using these measures please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” above. Reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP appear on the next page.

The following tables present reconciliations of Platform Direct Spend and Total Spend to Platform Direct revenue and revenue, respectively, the most directly comparable financial measures calculated in accordance with GAAP for each of the periods indicated:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited, in thousands)
Platform Direct revenue	$2,312	$3,976	$4,649	$8,394	$9,248	$11,567	$12,114	$16,302	$14,304
Plus: Non-GAAP Platform Direct Media Cost	6,750	12,519	12,713	22,703	26,022	32,385	35,126	46,485	40,961

Platform Direct Spend	$9,062	$16,495	$17,362	$31,097	$35,270	$43,952	$47,240	$62,787	$55,265

Platform Services Spend	7,268	8,665	8,304	13,646	12,778	17,148	15,306	19,780	16,012

Total Spend	$16,330	$25,160	$25,666	$44,743	$48,048	$61,100	$62,546	$82,567	$71,277

The following table presents a reconciliation of net income (loss), the most comparable GAAP measure to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(unaudited, in thousands)
Net (Loss) income	$(1,904)	$(2,606)	$(3,012)	$111	$(767)	$2,084	$(1,717)	$(4,044)	$(7,144)
Interest expense, net	48	45	41	35	41	79	63	33	28
Provision for income taxes	14	20	34	(8)	45	92	64	82	114
Depreciation and amortization, excluding amortization of internal use software development costs	32	48	71	81	90	109	172	226	317
Stock-based compensation expense	102	129	213	317	416	632	788	1,707	2,401
Foreign exchange loss (gain)	94	417	(165)	272	36	(128)	1,102	977	1,307
Loss on extinguishment of convertible notes	—	—	—	—	—	—	—	538	—
Change in fair value of convertible preferred stock warrant liability	(1)	20	36	333	281	(449)	—	—	—

Adjusted EBITDA	$(1,615)	$(1,927)	$(2,782)	$1,141	$142	$2,419	$472	$(481)	$(2,977)

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside of our control. We have experienced rapid growth since the beginning of 2012 in our revenue and operating expenses. We continue to work on improving our technology and operational abilities to maximize our gross profit. This rapid growth has also led to fluctuations in our overall operating results from quarter to quarter due to changes in our investment in sales and marketing, research and development, increases in employee headcount and other operating activities. Our historical results should not be considered a reliable indicator of our future results of operations.

Our quarterly revenue increased quarter over quarter for each period presented, except for the three months ended March 31, 2014, the three months ended September 30, 2014 and the three months ended March 31, 2015. Our revenue has historically been subject to seasonality, with higher revenue in the three months ended December 31, when many advertisers spend the largest portion of their advertising budgets in anticipation of the holiday shopping season, and a seasonal decrease in revenue in the three months ended March 31. Platform Direct revenue increased quarter over quarter as a percentage of total revenue for each period presented, except for the three months ended June 30, 2014 due to relatively high growth in Platform Services revenue during that period.

Our gross profit increased quarter over quarter for each period presented, except for the period ended September 30, 2014 and the three months ended March 31, 2015. The decrease in gross profit for the three months ended September 30, 2014 was due to Platform Services revenue experiencing a seasonal decline which was not offset completely by the increase to Platform Direct revenue. The decrease in gross profit for the three months ended March 31, 2015 was primarily due to the seasonal decrease in total revenue.

Our operating expenses increased during every quarter presented primarily due to increases in employee headcount, expansion of our technical infrastructure and additional marketing investments, except for the three months ended March 31, 2015. For the three months ended March 31, 2015, our operating expenses decreased primarily due to marketing initiatives during the three months ended December 31, 2014 that did not occur during the three months ended March 31, 2015, including our TubeMogul University client conference in Napa, California and our Programmatic TV product launch. Our operating expenses as a percentage of revenue have varied over the periods presented as a result of fluctuations in revenue resulting from both individual customer spend decisions and seasonality, as well as from changes in our investments in our business operations and personnel. Operating expenses for the period ended December 31, 2014 increased at a higher rate than other periods presented, primarily due to an increase in headcount, investments in our technical infrastructure, marketing initiatives and our TubeMogul University client conference.

Our net loss and Adjusted EBITDA have historically fluctuated from quarter to quarter primarily due to the seasonality of our revenue and the timing and impact of our decisions to invest in our business during those periods.

Liquidity and Capital Resources

Since our incorporation in March 2007, we have financed our operations and capital expenditures through private sales of convertible preferred stock, lines of credit, term debt and $46.8 million of net proceeds from our IPO, after deducting underwriting discounts and commissions, and before deducting total expenses in connection with the offering of $3.3 million.

Our principal sources of cash are our existing cash and cash equivalents balances and funds that may be drawn under our revolving line of credit. As of March 31, 2015, we had cash and cash equivalents of $36.9 million and borrowing capacity of $35 million under our revolving line of credit. As of March 31, 2015, we had no outstanding borrowings under the revolving line of credit or equipment loan facility. We believe that our existing cash and cash equivalents together with the revolving line of credit will be sufficient to meet our working capital requirements for at least the next 12 months and the foreseeable future. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows (used in) operating activities	$(11,929)	$(8,154)	$(13,922)	$(9,653)	$(9,346)
Cash flows provided by (used in) investing activities	4,685	(1,773)	(3,707)	(1,245)	(843)
Cash flows provided by financing activities	21,448	9,774	44,820	6,697	545
Effects of exchange rate on cash and cash equivalents	(1)	(42)	(74)	(37)	(93)

Increase (decrease) in cash and cash equivalents	$14,203	$(195)	$27,117	$(4,238)	$(9,737)

Operating Activities

Cash used in operating activities is primarily influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the increase in Total Spend by customers using our platform. Cash used in operating activities has typically been due to net loss, adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation expense, and changes in our operating assets and liabilities as we grow our business. In periods of high growth, our working capital needs may become greater as we remit payment for media purchased through our platform by our Platform Direct and Platform Services customers in advance of receiving payment from our customers. Our average DPO was 78 days and our average DSO was 91 days for 2014. We compute our DSO and DPO as of a given date based on our average trade receivables or trade payables, respectively, for the trailing twelve month period divided by, for DSO, daily Total Spend and for DPO, daily cost of revenue and operating expenses, excluding noncash and payroll related expenses, in each case, over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the twelve month period. Daily Total Spend is the spend for the trailing twelve month period divided by 365 days. While we typically experience slow payment by advertising agencies, as is common in our industry, we have historically experienced minimal accounts receivable write-offs.

Cash used in operating activities in the three months ended March 31, 2015 was $9.3 million, due to net loss of $7.1 million, offset by non-cash expenses totaling $3.4 million, and the $5.6 million effect of changes in operating assets and liabilities. The net change in working capital was due to an increase of $7.1 million in accrued liabilities and accounts payable related to an increase in purchase of media and other liabilities to support the growth of the business.

Cash used in operating activities in the three months ended March 31, 2014 was $9.7 million, due to a net loss of $0.8 million and the $9.8 million effect of changes in operating assets and liabilities, offset by non-cash expenses totaling $0.9 million. The net change in working capital was due to an increase in accounts receivable of $6.6 million related to the increase in Total Spend and a net decrease of $2.0 million in accounts payable and accrued liabilities due to the timing of vendor payments.

Cash used in operating activities in the year ended December 31, 2014 was $13.9 million, due to a net loss of $4.4 million and the $17.0 million effect of changes in operating assets and liabilities, offset by non-cash expenses totaling $7.5 million. The net change in working capital was due to an increase in accounts receivable of $44.3 million related to the increase in Total Spend, offset by an increase of $16.0 million in accrued liabilities related to an increase in purchases of media and other liabilities to support the increase in Total Spend.

Cash used in operating activities in 2013 was $8.2 million, due to a net loss of $7.4 million and the $2.8 million effect of changes in operating assets and liabilities, offset by non-cash expenses totaling $2.0 million. The net change in working capital was due to an increase in accounts receivable of $24.3 million related to the increase in Total Spend, offset by an increase of $23.4 million in accrued liabilities related to an increase in purchases of media and other liabilities to support the increase in Total Spend.

Cash used in operating activities in 2012 was $11.9 million, due to a net loss of $3.6 million, non-cash expenses totaling $1.0 million, and the $7.3 million effect of changes in operating assets and liabilities. The net change in working capital was due to an increase in accounts receivable of $17.3 million from an increase in Total Spend, partially offset by an increase of $8.7 million in the accrued liabilities due to an increase in purchases of media.

We expect cash used by operating activities to fluctuate significantly in future periods as a result of a number of factors, some of which are outside of our control, including the timing of our billings and collections, our operating results, and the timing and amount of our media purchases and other liability payments.

Investing Activities

Cash used in investing activities in the three months ended March 31, 2015 was $0.8 million, primarily due to purchases of property and equipment. Cash used by investing activities in the three months ended March 31, 2014 was $1.2 million, primarily due to purchase of property and equipment and an increase in restricted cash due to issuance of a letter of credit to secure our lease.

Cash used by investing activities in the year ended December 31, 2014 was $3.7 million, primarily due to purchases of equipment. Cash used by investing activities in 2013 was $1.8 million, primarily due to purchases of equipment. In 2012, cash provided by investing activities of $4.7 million primarily resulted from the sale of short-term investments of $2.9 million and the sale of InPlay of $2.0 million.

Financing Activities

Cash provided by financing activities in the three months ended March 31, 2015 was $0.5 million, primarily due to proceeds of issuing common stock under our employee stock purchase plan and as the result of option exercises of $0.9 million offset by $0.3 million of repayment on note payable. Cash provided by financing activities in the three months ended March 31, 2014 was $6.7 million, primarily due to the borrowings under the line of credit.

Cash provided by financing activities in the year ended December 31, 2014 was $44.8 million primarily due to net proceeds of $46.8 million from our IPO, offset by cash outflows of $1.4 million for the repayment of notes payable and $1.0 million for repayment of convertible notes. Cash provided by financing activities in the year ended December 31, 2013 was $9.8 million primarily due to proceeds of $10.9 million from the issuance of convertible preferred stock offset by cash outflows of $1.4 million for the repayment of notes payable. Cash provided by financing activities in the year ended December 31, 2012 was $21.4 million, primarily due to proceeds of $21.9 million from the issuance of convertible preferred stock and term notes, offset by cash outflow of $0.7 million for repayment of a note payable.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013 and 2014 and as of March 31, 2014. In July 2013, we entered into an irrevocable standby letter of credit in the amount of $334,000 for the benefit of its sublandlord. The letter of credit was automatically renewed on July 2, 2014 and the expiration date was extended to July 2, 2015. In February 2014, we entered into an irrevocable standby letter of credit in the amount of $408,000 for the benefit of one of our lessors. The irrevocable standby letter of credit was for a one-year term and expired in February 2015.

Indemnification Agreements

In the normal course of business, we provide customers with indemnification provisions of varying scope against claims of intellectual property infringement by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations, consolidated statement of comprehensive loss or consolidated cash flows.

Contractual Obligations and Commitments

Our contractual obligations at December 31, 2014, and the effect those contractual obligations are expected to have on our liquidity and cash flow over the next five years are as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 — 3 Years	3 — 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$7,068	$1,882	$3,492	$1,694	$—
Debt obligations, including interest of $33	1,364	1,364	—	—	—

	$8,432	$3,246	$3,492	$1,694	$—

Credit Facilities

In August 2013, we entered into an Amended and Restated Loan and Security Agreement with Silicon Valley Bank which provides for an approximately $3.2 million term loan and a revolving line of credit up to the lesser of (a) $20 million and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement). The agreement provides for customary representations, warranties, affirmative and negative covenants and events of default. We are allowed to voluntarily prepay the loans from Silicon Valley Bank without prepayment charges. Our obligations to Silicon Valley Bank are secured by a security interest in substantially all of our assets, other than intellectual property.

In April 2014, we and Silicon Valley Bank amended the Amended and Restated Loan and Security Agreement. The agreement, as amended, provides for continuation of the approximately $3.2 million term loan, a $35 million revolving line of credit and a new $3 million equipment term loan facility. The agreement was also amended to include a new financial covenant that requires that we meet certain minimum revenue levels.

Under the agreement, as amended, we may borrow under the revolving line of credit up to the lesser of (a) $35 million, and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement), as amended. If our trailing six-month EBITDA (as defined in the amendment) is less than $1.0 million, then the outstanding amount of advances under the equipment loan facility are deducted from availability. Advances under the line of credit accrue interest at a floating per annum rate equal to the Western Edition Wall Street Journal Prime rate. Interest is payable monthly on the last calendar day of each month. We are also required to pay a minimum amount of interest equal to the amount of interest that would accrue on a notional outstanding principal balance of $2 million, or $1 million if we maintain more than $50 million in deposits with Silicon Valley Bank or its affiliates. The amendment extended the availability and maturity of the revolving line through April 1, 2016.

As of March 31, 2015, the total outstanding amount of the term loan was $1.0 million and no further amounts were available to be drawn under that facility. This loan bears interest at a fixed annual rate of 4.75%, and we are required to make equal monthly payments of principal plus accrued interest through November 1, 2015, when the loan matures and is due and payable. As of March 31, 2015, we had available borrowings under a revolving line of credit of $35.0 million. The equipment term loan facility expired as of December 31, 2014 and was not renewed.

Critical Accounting Policies, Judgments and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, stock-based compensation, capitalized software development costs, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 1 of the notes to our audited annual consolidated financial statements.

Revenue Recognition and Deferred Revenue

We recognize revenue related to the utilization of our advertising platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been provided to the customer, collection of the fees is reasonably assured, and fees are fixed or determinable. Arrangements with customers do not provide the customer with the right to take possession of the software or platform at any time. We generate revenue from our platform through our Platform Direct and Platform Services offerings. Revenue for both Platform Direct and Platform Services is recognized when the advertisement is displayed. Our arrangements are cancellable by the customer as to any unfulfilled portion of a campaign without penalty. Media is purchased on our platform on a real-time basis and purchasing ceases upon cancellation. For our Platform Services arrangements, once the advertising is delivered in accordance with the terms of the insertion order, the related amounts earned for such advertising delivery are non-refundable.

Our Platform Direct arrangements are evidenced by signed contracts. The Platform Services arrangements are evidenced through direct insertion orders. Revenue is recognized during the period in which the advertising is delivered. We also maintain processes to determine the collectability of amounts due from customers. To the extent any of the revenue recognition criteria are not met, we defer revenue.

Amounts that have been invoiced for services are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria outlined above have been met. In instances where customers prepay, we will defer recognition of revenue until the criteria outlined above are met and actual ads have been delivered during the period based on the terms specified in the agreement with the customer.

In accordance with ASC Topic 605, Revenue Recognition, paragraph 45-1, we recognize revenue on a gross or net basis for each model based on its determination as to whether we acting as the principal in the revenue generation process or as an agent.

Indicators that an entity is acting as a principal include: (a) the entity has the primary responsibility (primary obligor) for providing the goods or services to the customer or for fulfilling the order; (b) the entity has inventory risk before or after the customer order; (c) the entity has latitude in establishing prices, either directly or indirectly; and (d) the entity bears the customer’s credit risk for the amount receivable from the customer.

Indicators that an entity is acting as an agent exist when it does not have exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. One key feature indicating that an entity is acting as an agent is that the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.

Platform Direct — Platform Direct provides customers with self-serve capabilities for real-time media buying, serving, targeting, optimization and brand measurement. We enter into contracts with customers under which fees earned by us are based on a utilization fee that is a percentage of media spend through the platform as well as fees for additional features offered through our platform. These features are delivered concurrently with the related advertising. Because the features are delivered concurrently, we do not allocate revenue between the two elements.

We recognize revenue for Platform Direct on a net basis primarily based on our determination that we are not deemed to be the primary obligor, we do not have inventory risk as the customer chooses the inventory to purchase on a real-time basis, the actual cost of the campaign is determined by the customer through the real-time bidding process, through management of the campaign the customer can define supplier preferences or specific suppliers from a list we maintain, and the amount earned by us is fixed based on a percentage of the media spend of a customer’s campaign.

Platform Services — Platform Services provide customers the opportunity to utilize our platform on a managed service basis, whereby we deliver video advertisements based upon a pre-agreed set of fixed objectives with an advertiser or agency. We enter into customer agreements through discrete binding insertion orders with fixed price commitments which are determined prior to the launch of an advertising campaign.

For Platform Services, we recognize revenue on a gross basis primarily based on our determination that we are subject to the risk of fluctuating costs from its media vendors, have latitude in establishing prices with our customer, have discretion in selecting media vendors when fulfilling a customer’s campaign, and have credit risks.

Stock-Based Compensation

Our stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating share price volatility, forfeiture rates, expected dividends, and expected life. We calculate the fair value of each restricted stock unit award to employees on the date of grant and to non-employees on each measurement date based on the fair value of our common stock. We calculate the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. For nonemployee consultants, we revalue the unvested share based awards at each measurement period.

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. Our current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation in future periods. We use the simplified calculation of expected term, as we do not have sufficient historical data to use any other method to estimate expected term. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. In addition, we apply an expected forfeiture rate when recording stock-based compensation. To the extent we revise this estimate in the future; our stock-based compensation could be materially impacted in the year of revision.

For market based awards, we use the Monte Carlo simulation model to determine the fair value of each market-based award. The determination of the grant date fair value of the awards using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. Our current estimate of volatility is based on the volatility of comparable public companies. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on common stock and do not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
Risk-free interest rate	0.81% to 1.12%	1.18% to 1.98%	1.7% to 2.0%	1.8% to 1.98%	1.8%
Dividend yield	— %	— %	— %	— %	— %
Volatility	68% to 71%	68% to 69%	66% to 71%	66% to 67%	70%
Expected term	5.8 to 6.1 years	5.5 to 6.6 years	5.6 to 6.4 years	5.9 to 6.4 years	6.5 years

The following table presents the assumptions used to estimate the fair value of options granted to non-employees during the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014
Risk-free interest rate	0.81% to 1.72%	1.08% to 2.49%	1.7% to 2.0%	1.9% to 2.6%
Dividend yield	— %	— %	— %	— %
Volatility	64% to 72%	64% to 68%	66% to 71%	64% to 67%
Expected term	5 to 9.3 years	5 to 9.3 years	5.6 to 6.4 years	6.2 to 8.7 years

The following table represents the assumptions used to estimate the fair value of market based awards:

Year Ended December 31, 2014
Risk-free interest rate	2.41%
Dividend yield	— %
Volatility	73%
Expected term	10 years

Capitalized Software Development Costs

For web site development costs and development costs related to our platform, we follow authoritative guidance. This requires us to capitalize qualifying computer software costs which are incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred to research and development. Significant judgments are required in determining which project activities are subject to capitalization and at which point the application development stage begins. Based on these judgments and the authoritative guidance amounts subject to capitalization have historically been insignificant and accordingly, no amounts remain capitalized as of December 31, 2013 or 2014. We capitalized $0.4 million in internal-use software costs and website development costs during the three months ended March 31, 2015, related to enhancements in our platform which are included in property and equipment, net on the consolidated balance sheets. Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Amortization expense totaled $95,000 for the three months ended March 31, 2015. Costs for research and development efforts have been expensed as incurred and relate primarily to personnel costs incurred in the development of our platform.

Income Taxes

We account for income taxes in accordance with authoritative guidance, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for net operating loss, or NOL, and tax credit carry forwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the net amount that is more likely than not to be realized.

We utilize a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not, or MLTN, to be sustained upon examination. The MLTN standard is met when the likelihood of occurrence is greater than 50%. Measurement, step two, is addressed only if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is MLTN to be realized upon ultimate settlement with tax authorities. If a position does not meet the MLTN threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the MLTN standard is met, the issue is resolved with the tax authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine that the position is no longer MLTN to be sustained.

We recognize interest and penalties related to income taxes in our provision for income taxes. As of the date of the consolidated financial statements, we were not aware of any pending income tax audits. Our tax years ended December 31, 2007 and forward are open for audit by federal, California, and New York tax authorities. As of December 31, 2013 and 2014, we have not recorded any liabilities for uncertain tax positions.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds. Our borrowings under notes payable and capital lease obligations are generally at fixed interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have limited foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the Australian dollar, the British pound and the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. As our international operations expand, our operating results may be more exposed to fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

We considered recent accounting pronouncements and determined that none were applicable in the period.

BUSINESS

Overview

TubeMogul is an enterprise software company for brand advertising. By reducing complexity, improving transparency and leveraging real-time data, our platform enables brands to gain greater control of their video advertising spend and achieve their brand advertising objectives.

Our customers can plan, buy, measure and optimize their global video advertising spend from our self-serve platform. By integrating programmatic technologies and disparate sources of inventory within a single platform, we enable our customers to launch sophisticated, scalable video advertising campaigns — onto any digital device — within minutes. This is in contrast to the still prevailing and inefficient approach to media buying that occurs through a manual campaign-by-campaign request for proposal, or RFP, process, which often involves multiple digital advertising service providers.

Our customers primarily include brands, which generally refer to companies, or product lines within companies, that control advertising budgets for a single marketing brand, or a group of marketing brands, and the advertising agencies that serve them. Agency trading desks, ad networks and publishers also use our platform. We refer to our customers and other businesses that are engaged in purchasing digital marketing as advertisers.

Our platform is integrated with many public video ad inventory sources, where individual ad impressions can be purchased dynamically utilizing real-time bidding technology, or RTB. Our platform automates the real-time purchase of ad impressions based upon campaign objectives. Additionally, our customers can easily integrate the ad inventory they source directly from publishers and private exchanges. As a result, our platform enables holistic campaign management across public and private inventory using a single interface.

As consumers are increasingly watching video content on digital devices, advertisers are shifting more of their video advertising spend from traditional TV to digital channels. As a result, advertisers want to plan, buy and measure TV and digital video advertising on an equivalent basis. Our platform enables advertisers to plan and buy video advertising using industry-standard metrics such as gross rating points, or GRPs, which are a measure of reach and frequency among a target audience, and verify the audience they reach using Nielsen reporting, thereby unifying the planning and measurement of TV and digital video campaigns.

Brand advertisers seek to optimize their media buys across all channels. While the importance of display and video advertising has become increasingly emphasized with the proliferation of Internet usage, TV advertising continues to comprise the majority of ad spend. In order to provide a more comprehensive purchasing platform for our clients, we introduced a solution to plan, buy and measure TV advertising through our software platform in December 2014. In 2015, we expect to launch the ability to buy display and social advertising using our software. Leveraging these platform enhancements, along with our existing video capabilities, brands will be able to plan, buy, and measure advertising campaigns across television and digital media, enhancing their ability to optimize marketing budgets on a single platform.

Our platform measures key brand advertising metrics including brand lift, as measured by integrated brand surveys, as well as GRPs and engagement. As a result, advertisers can verify the success and impact of their video advertising campaigns by measuring the audience reached by the campaign, how the audience interacted with their advertisements and the impact the campaign had on the consumer’s perception of the brand. Using these real-time insights, our platform dynamically optimizes spend based upon brand advertising objectives set by the advertiser.

We offer advertisers unique visibility into the inventory they purchase, including enabling them to see video ad performance and viewability at any dimension of a campaign. Our platform also includes a suite of brand safety technologies designed to prevent unacceptable ad placements and to detect and block sites with inappropriate content, auto-play ad placements or fraudulent bot-driven traffic.

We make our platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform. We believe our customers value both of our offerings. For 2014, campaigns were executed through our platform for over 4,000 brands, usually through an agency but in some cases directly, up from over 2,000 at the time of our IPO. For the years ended December 31, 2012, 2013 and 2014, our total revenue was $34.2 million, $57.2 million and $114.2 million, respectively, representing a compound annual growth rate, or CAGR, of 83%, and Total Spend through our platform was $53.8 million, $111.9 million, and $254.3 million, respectively, representing a CAGR of 117%. For the three months ended March 31, 2014 and 2015, our total revenue was $22.0 million and $30.3 million, respectively, representing period-over-period growth of 38%, and Total Spend through our platform was $48.0 million and $71.3 million, respectively, representing period-over-period growth of 49%. We define Total Spend as the aggregate gross dollar volume that our Platform Direct customers and Platform Services customers spend through our platform, which includes cost of media purchases and our fees. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for information regarding the limitations of using Total Spend as a financial measure and for reconciliations of Total Spend to revenue, the most directly comparable financial measure calculated in accordance with GAAP. For the years ended December 31, 2012, 2013 and 2014, our gross margin was 52%, 66% and 70%, respectively. For the three months ended March 31, 2014 and 2015, our gross margin was 72% and 73%, respectively. For the years ended December 31, 2012, 2013 and 2014, our net loss was $3.6 million, $7.4 million and $4.4 million, respectively. For the three months ended March 31, 2014 and 2015, our net loss was $0.8 million and $7.1 million, respectively.

Market Overview

The global advertising market is large, totaling $545.5 billion in 2014, according to eMarketer. Given the importance of branding to maintain and improve differentiation, market share and pricing power, a significant portion of global advertising dollars are spent on brand advertising. Brands rely on the sight, sound and motion of video advertising to establish an emotional connection with consumers that is critical to branding. Brands have primarily utilized traditional TV advertising to deliver video messages to the large audiences they require. As a result, the traditional TV market is the largest advertising market segment, reaching $202.6 billion globally in 2014, and is forecasted to grow to $220.3 billion globally in 2017, according to ZenithOptimedia.

While TV advertising represents the largest single portion of today’s advertising spend, consumers are shifting their consumption of media content from analog mediums, such as TV, print and radio, to digital mediums such as websites and mobile applications. Consumers expect to be able to view digital media content seamlessly across multiple digital devices, including computers, tablets, smartphones and connected TVs. In 2014, the average time spent with digital media per day exceeded the time spent on TV and the average time spent on mobile devices exceeded the time spent on desktops during 2014, according to eMarketer.

Recognizing this trend, brands are increasingly shifting their advertising spend to digital mediums. The majority of digital advertising spend to date has been directed to search and display advertising to achieve direct response objectives. Direct response advertising is designed to optimize the delivery of ads to increase ‘conversions’ or the action the viewer takes after seeing the ad, such as visiting a website, filling out a form or making an online purchase. However, direct response advertising does not serve the needs of brand advertisers who want to reach and persuade their target audiences and track the impact on consumer perceptions of their brand. As a result, brands are increasingly seeking to use digital video advertising channels for their brand advertising campaigns. This form of advertising allows brands to establish emotional connections with viewers by presenting powerful messages to consumers on whatever digital device they choose to view content. Further, as consumers watch video content on websites and within mobile applications, they create a record of their demographic, behavioral and socioeconomic data. By leveraging this data, brands are able to more effectively target the right audience, with the right message, on the right screen at the right time. ZenithOptimedia estimates that global online video grew 34% to $10.9 billion in 2014, and forecasts it to grow at an average of 29% a year to reach $23.3 billion in 2017.

As brands shift advertising spend to digital mediums, they encounter increasing complexity in executing their digital video advertising campaigns. Brands, their agencies and other entities, which we refer to as advertisers, generally need to use dozens of digital advertising service providers to execute a campaign. These service providers include the many sources of inventory available to advertisers, such as public ad exchanges, supply-side platforms, private marketplaces, ad networks and direct premium publishers, as well as providers of specific technologies, including ad serving, ad verification, data management, brand safety, rich media, audience data and analytics. Brands have traditionally relied on media agencies to allocate their spend to these service providers on a campaign-by-campaign basis through individual requests for proposal, or RFPs. This has resulted in a complex, fragmented and inefficient system.

Software’s Impact on Brand Advertising

Over the last two decades, enterprise software solutions, such as enterprise resource planning, customer relationship management and human capital management, have transformed many business processes. More recently, cloud-based solutions have reduced operating costs, increased scalability, and provided better data for decision making. Largely because software solutions that address the complexities of video advertising are in the early stages of development, brand marketers within large corporations have not yet realized the benefits that enterprise software solutions can offer.

While adoption of comprehensive enterprise software solutions for video advertising is in its early stages, there has been rapid growth in the use of technology to buy and sell digital video advertising inventory. This technology, which is generally referred to as programmatic, includes RTB where advertisers bid in real-time in hundredths of a second for the right to serve an ad to a particular consumer. The adoption of programmatic technology has been driven by the opportunity to apply the massive amounts of data, or big data, collected by brands and third parties to improve the performance of digital marketing campaigns.

To date, programmatic technology has been primarily applied to display advertising campaigns with direct response objectives. More recently, brands and their agencies have begun to adopt programmatic tools for video advertising campaigns with branding objectives. eMarketer estimates that, as a percentage of the U.S. digital video advertising transactions market, U.S. programmatic transactions will increase from 12% in 2014 to 40% in 2016.

Challenges of Video Advertising for Brands

As the video advertising market continues to develop and grow, advertisers are seeking alternatives to the highly manual, repetitive and uncoordinated processes that they have historically used to plan, execute and measure their video advertising campaigns. However, they continue to face several specific challenges including:

•

Fragmented and Manual System for Buying Digital Media. Compared to the number of national broadcast networks and cable networks on traditional TV, tens of thousands of digital publishers sell video advertising inventory. Digital publishers typically offer their premium inventory directly to advertisers, then make remaining inventory available through many service providers, including ad exchanges, supply-side platforms, and ad networks. Advertisers need to reach audiences on many websites to achieve campaign goals, and must do so across many types of digital devices. Advertisers also typically engage in repetitive manual RFP processes with multiple sources of inventory to select the video advertising inventory suitable to reach their target audience, resulting in significant inefficiencies.

•

Challenging to Integrate and Leverage Multiple Technology Providers. Advertisers need multiple technologies to execute digital video advertising campaigns, such as ad serving, ad verification, data management, brand safety, rich media, audience data and analytics technologies. However, these technologies are generally offered by different providers and it is difficult for advertisers to make these technologies work well together. This impedes campaign performance, increases costs and lowers efficiency.

•

Limited Options for Advertisers to Manage and Control Entire Buying Process. Current service providers do not allow advertisers to manage, control and optimize video campaigns using a self-serve model. Instead, to reach audiences across thousands of websites, advertisers are often forced to purchase inventory through media aggregators, which generally do not allow advertisers to choose the websites on which their ads run, make adjustments during the course of a given campaign, or obtain the performance data necessary to evaluate and improve ongoing campaign decision making.

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TV Advertising and Digital Video Advertising are Purchased and Measured Differently. Traditional TV remains an important medium to reach consumers with brand messages. To date, TV and digital advertising campaigns have been executed separately and measured by different metrics, leading to inefficiencies. The separate processes and metrics make it difficult to effectively plan and measure video campaigns focused on reaching targeted audiences across TV and digital channels.

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Advertising Service Providers Have Conflicting Interests and Offer Limited Inventory and Economic Transparency. Many digital video advertising service providers offer services to both advertisers and publishers. These service providers typically purchase advertising inventory directly from publishers and resell it to advertisers seeking to purchase the same inventory. This model can create conflicting interests. In particular, when fulfilling campaigns, such service providers may have an economic incentive to favor their own inventory, over equally effective or superior inventory that is otherwise available. Further, it may be in the interests of these service providers to not disclose to the advertiser the sites on which their video advertising campaigns are shown or their cost to purchase that inventory.

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Difficult to Measure Return on Investment. As consumers increasingly view content through a broader range of devices and channels, it is difficult for brands to verify a number of objectives important to brand advertising, such as reach and frequency among a target audience, engagement and brand lift.

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Challenging to Deploy and Manage Global Campaigns. Advertisers often seek to reach and impact a global consumer base by launching targeted video advertising campaigns across multiple countries simultaneously. Managing video advertising campaigns globally is currently a costly and inefficient process requiring brands to contract with multiple agencies, ad exchanges, ad networks, supply-side platforms, publishers and technology providers.

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Difficult to Identify and Eliminate Undesired Ad Placements and Fraudulent Traffic. Given the emerging nature of the digital video advertising market, there are few standards and tools to categorize various types of digital video ad placements. For example, a video ad that requires a consumer to initiate a video is more valuable than a video ad that plays automatically in a display, or banner, space, but some providers do not make a distinction between the two placements. Advertisers also have limited control over the content alongside which their ad is placed, which is critical to brands, and whether each ad placement is viewable by the consumer. Finally, advertisers are also concerned with the increasing proportion of fraudulent web traffic that is generated by computers, or bots, resulting in advertisers paying for impressions that are not viewed by consumers.

Our Solution

We enable advertisers to plan, buy, measure and optimize global video advertising spend from a single platform. Our platform incorporates our proprietary programmatic technologies, including RTB, automated optimization and advanced audience targeting capabilities, and integrates key third-party technologies. Through an intuitive user interface, our customers are able to control and automate advertising spend across the various sources of inventory, including inventory acquired directly from individual publishers, to reach targeted audiences across digital devices at any time. In addition, by using a single platform, our customers benefit from comprehensive, real-time reporting that is comparable across sources of inventory, geographies, digital devices and ad formats. We make our cloud-based platform available through two offerings: Platform Direct, which allows advertisers to continuously run campaigns through a self-serve model, and Platform Services, which allows advertisers to specify campaign objectives and have our team execute on their behalf using our platform.

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Integrated Software Platform. Our platform integrates with over 30 third-party technology providers who offer specific technologies for video campaigns. For example, we integrate with data management platforms to enhance audience targeting and reporting, with video rich media providers to enhance ad formats, and with contextual data providers to enhance brand safety. By using our platform, advertisers can utilize a single control interface that integrates with best-of-breed third-party technology suppliers for campaign execution.

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Designed for Self-Serve Model. Through our Platform Direct offering, our platform is accessible using a cloud-based, self-serve model. Our Platform Direct offering provides customers with full control and transparency over their video advertising spend. Our intuitive user interface enables advertisers to manage an unlimited number of campaigns simultaneously on a single platform, thereby reducing cost, complexity and inefficiencies caused by intermediaries.

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Enable Advertisers to Buy Video Across Screens. Our platform enables advertisers to buy video advertising across desktop, mobile, television and out-of-home screens. Across desktop, mobile and television, we enable advertisers to buy using industry standard metrics such as GRPs, and verify the audience they reach using integrated Nielsen reporting, thereby unifying the planning and measurement of TV and video advertising campaigns and improving efficiencies.

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Independent and Transparent Buy-Side Positioning. We have built our business to serve only buyers of video advertising. We generally do not take an economic interest in the inventory that customers can access through our platform and as a result, we do not have an incentive to favor specific inventory when fulfilling campaigns. We show our customers the specific sites where ads are displayed and our Platform Direct customers can see the price they pay for the media. We charge our Platform Direct customers a fee as a percentage of their spend, providing them with greater economic transparency.

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Verifies and Measures Campaign Performance and Brand Lift. Our platform enables advertisers to verify audience reach and engagement and measure the impact of a video ad campaign on consumers through our integrated brand survey module. Our reporting is made available for multiple dimensions of a campaign, including by video ad, ad format, website and mobile application.

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Purpose-Built for Global Video Advertising. Our platform has been designed for brands to manage and execute global video campaigns using a single integrated workflow. Although substantially all of our revenue to date has been generated from English language countries, we currently enable campaigns in over 70 countries and our platform is currently available in four languages and supports 15 currencies. By providing access to inventory and targeting data across many countries, we enable brands to launch global campaigns without the need for additional service providers.

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Integrated Brand Safety Tools. Our platform includes a suite of technologies designed to prevent unacceptable ad placements. Our platform detects, categorizes and blocks sites with inappropriate content, fraudulent bot-driven traffic and auto-play ad placements. We integrate technology that scans the content of individual web pages prior to an ad being served to ensure the content is appropriate for the brand.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

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Focused on Software-Based Solutions for Brands. Our platform offers advertisers a robust and comprehensive solution for brand advertising, which we believe differentiates our offerings from those of our competitors. We work to continuously improve our platform to provide our customers with the necessary capabilities to meet their evolving brand advertising objectives.

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Empower Customers Through Our Self-Serve Model. Our Platform Direct customers have direct access to our platform which enables them to execute their own strategies for their video advertising spend. As a result of the performance and functionality of our platform, we believe many of our customers rely on our platform for a significant and growing portion of their digital video advertising spend. These self-serve customers are highly engaged. For example, they attend and provide input at our various weekly webinars, TubeMogul University customers conferences, and quarterly business and roadmap updates to provide ongoing feedback to our product teams and management.

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Product Built for Global Opportunity. Our platform is built for managing and executing global advertising campaigns. In addition, our intuitive user interface enables geographically dispersed personnel within a global organization to work together seamlessly with an auditable workflow. We have operations in many large advertising markets. For 2014, 31% of our revenue was generated from customers with billing addresses outside of the U.S.

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Industry Pioneer. We believe we were the first to deliver a programmatic video advertising platform designed exclusively for advertisers, and as a result, we believe we have developed a deep expertise and a strong reputation in our market. Additionally, we demonstrate thought leadership through industry initiatives such as founding the OpenVideoViewability consortium and creating the first education and certification program for programmatic video.

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Attractive and Scalable Financial Model. We are able to scale our operations in a highly efficient manner with our Platform Direct offering. Because our Platform Direct offering allows advertisers to continuously run campaigns on a self-serve basis, we require fewer sales resources following initial sales and, therefore, our sales expense tends to represent a lesser portion of follow-on Platform Direct Spend.

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Experienced Team. We are a founder-led software company that has been focused on developing innovative software solutions for video since we were founded in 2007. The extensive industry and technology experience of our management team has allowed us to create and maintain a culture of innovation at every level of the company.

Our Strategy

We believe that the video advertising market is in the early stages of a significant shift toward enterprise software solutions that address the complexities of brand advertising. We intend to capitalize on this opportunity by pursuing the following key growth strategies.

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Expand Our Customer Base. Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. To increase our global market share, we continue to invest in training and other initiatives to increase the productivity of our sales personnel.

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Increase Our Share of Our Customers’ Video Advertising Spend. We continue to add features and functionality to our platform that encourage customers to consolidate, and ultimately increase, their video advertising spend on our platform. Our customers support team trains and educates our Platform Direct customers on these new features and identifies opportunities to capture an increased share of advertising spend from our existing customers.

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Migrate Platform Services Customers to Platform Direct. We plan to continue to focus on educating our Platform Services customers about the benefits of our Platform Direct solution. Using our Platform Direct solution, customers are frequently able to save fifty percent of the fees exclusive of media costs that they would typically pay using our Platform Services solution. Using the self-service features of our Platform Direct solution, customers gain increased control over the execution of their campaigns and increased transparency into impression-level economics as compared to traditional insertion order based purchasing. We believe that an increased migration to our Platform Direct solution will ultimately increase the number of recurring campaigns and size of advertising spend on our platform and as a result, increase our gross profit.

•	Expand Into Cross-Channel Advertising and Additional Advertising Formats. We have added the capability to buy linear television advertising using our platform and we are adding other digital advertising formats, including display and social, to our platform. The expansion into TV expands our addressable market and the addition of other digital formats makes our platform more compelling to brand advertisers that desire a single platform to manage all of their media buying.

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Continue to Innovate. We intend to continue to make substantial investments in our platform by introducing enhancements and new features and functionality that position us to capture a larger share of new market opportunities. In addition to improving our algorithms and underlying software, we also intend to continue to invest in ways of extracting greater value from the data we collect for the benefit of our customers. We believe these investments will enhance our value proposition for both existing and prospective customers.

•	Extend Global Footprint. To best support our global advertisers, we plan to utilize our cloud-based architecture to expand our international presence in a cost-effective manner.

Our Customers

Our customers include many of the world’s leading advertisers. For example, during 2014, advertising for 83 advertisers listed on the 2013 AdAge Top 100 U.S. Brands was placed through our platform. Our Platform Direct customers primarily consist of brands, agencies, agency trading desks, ad networks and publishers. The percentage of our Platform Direct Spend generated by brands that spend directly through our platform has increased from 6% for 2013, to 16% for 2014, to 29% for the three months ended March 31, 2015 (excluding for the purpose of these percentage calculations revenue, which equals spend, from our video syndication software offering and our credit memo reserve). The remaining Platform Direct Spend was generated primarily by advertising agencies, ad networks, publishers and advertising trading desks. Our Platform Services customers are primarily composed of media agencies working on behalf of brand advertisers. For 2014, we had 333 Platform Direct Clients and we had 228 Platform Services customers that had Total Spend of at least $10,000 through our platform. For this purpose, all branches of a single entity are considered a single Platform Services customer. Platform Direct customers that had Total Spend (excluding revenue, which equals spend, from our video syndication software offering) with us of less than $10,000 through our platform had spend of $263,000, $389,000 and $679,000 in the years ended December 31, 2012, 2013 and 2014.

There were no customers that accounted for more than 10% of our revenue during the year ended December 31, 2014. For this purpose, we define a Platform Direct customer as one which operates under a distinct contract with us for our Platform Direct offering and we define a Platform Services customer as one which has provided an insertion order and has a distinct billing address. Branches or divisions of an advertiser that operate under distinct contracts are generally considered as separate customers. In particular, we treat as separate customers different groups within global advertising agencies if they are based in different jurisdictions or with respect to which we have negotiated and manage separate contractual relationships. If all branches and divisions within each global advertising agency were considered to be a single customer, WPP plc and Publicis Groupe SA would have represented 17% and 12% of our 2014 total revenue, respectively.

Our Platform

Our platform integrates the various technology components and video ad inventory sources required to enable advertisers to manage and execute video advertising globally. Our platform is cloud-based and accessed using a simple and intuitive user interface. The components are organized into the three phases of managing a campaign: campaign planning, campaign execution and campaign measurement. In addition, we offer specific modules as part of our BrandSuite that integrate various platform components to create distinct solutions for our customers. The following graphic illustrates these components of our platform:

User Interface

Our user interface simplifies the video ad buying process and enables advertisers to launch sophisticated video campaigns in minutes. Each feature of the interface has been designed with the user in mind and offers an intuitive approach to planning campaigns, buying impressions, optimizing spend and measuring campaign effectiveness. Users can easily view trends in key campaign statistics over any time period, view sites, pacing, spend and key statistics for each placement and manage campaigns, creative assets, inventory sources and brand surveys from one interface.

Campaign Planning

Customers access the information critical for campaign planning and then select the campaign parameters they require. Our interface dynamically predicts available inventory levels based on the targeting options and video ad formats selected by the customers.

Global Inventory

Using our platform, customers can access inventory across both public and private sources of inventory, on desktop, mobile and connected TV devices, in over 70 countries. We display inventory availability by publisher and ad format, enabling our customers to plan campaigns more effectively.

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Public Inventory Sources. Through public ad exchanges, supply-side platforms, publishers and ad networks, our platform is estimated to reach 93% of all U.S. Internet users aged 15+ and over 52% of global Internet users aged 15+, according to comScore Media Metrix, December 2014. We connect with a large number of video ad exchanges, including all major exchanges. In addition, our TubeMogul Select offering allows access to inventory from super premium publishers that only make their inventory available to limited high quality advertisers.

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Private Inventory Sources. Many publishers seek to control their premium inventory and offer it directly to advertisers. Using our BrandAccess module, advertisers can establish an automated connection to inventory they buy directly from premium publishers using our platform. By consolidating private inventory onto our platform, customers benefit from integrated planning, buying and reporting for their entire video buy. This provides customers with a more streamlined workflow, consistent application of targeting data and optimization across sources of inventory.

Audience Targeting

Our platform offers advertisers control over multiple targeting parameters to enable them to deliver video campaigns to their desired audiences. Targeting options that can be selected include first- and third-party audience data, site-level contextual targeting, keyword topic targeting, global geo targeting, device, operating system, day of week and time of day.

Ad Formats and Rich Media

There are many different ways to present video advertising on digital devices and we enable access to inventory across video ad formats including: pre-roll, in-banner (user-initiated), social, mobile, tablet and connected TV. An ad configurator within our platform allows simple and rapid creation of interactive creative elements, such as call-to-action animations, banner overlays or social network sharing buttons.

Campaign Execution

Our powerful, real-time optimization and decisioning engine helps enhance brand advertising performance while at the same time focusing on brand safety.

Media Buying

Our platform automates impression buying and ad serving for campaigns. Based on budget and targeting parameters set in the planning module, our platform continually evaluates impressions across sources of inventory and dynamically bids for each impression. When an auction is won, the platform serves the ad to the publisher site to be displayed to the user. The entire process typically takes less than 0.25 seconds.

Decisioning and Optimizing

Our platform enables customers to purchase the “best” impression each time according to the audience targeting criteria established in the campaign planning phase. Each second, our platform evaluates as many as 500,000 ad impressions, determines which impressions would be desirable for our customers, based on their targeting criteria, and bids accordingly.

In addition to the decisions made on each bid for an ad impression, our platform continually evaluates which of the criteria are delivering the best performance and then automatically makes adjustments to the bidding strategy to help maximize overall campaign performance.

Fraudulent Placements and Brand Safety

Using site, page and player safety technology, our platform is designed to screen and block sites with objectionable content, in-banner auto-play ad placements and fraudulent bot-driven traffic, with the goal of ensuring that ad placements are consistent with campaign objectives. Our multi-layered approach for protecting brand equity includes manual site screening and categorizing of websites according to content quality, combined with technology that assesses page and placement level content.

Campaign Measurement

We reduce the complexity typically associated with video ad buys by offering a unified view of advertising performance across the campaign for all sources of inventory. Comprehensive and granular site, audience and video level analytics are delivered in real-time across all sources of inventory accessed through our platform.

Audience Verification

We enable advertisers to compare the reach and frequency of their digital and TV campaigns with a common GRP metric through our integration with Nielsen reporting. In addition, our audience analytics help brands gain valuable insights into the types of consumers they reach with information about age, gender and other relevant demographic traits that are important to advertisers. Using our platform, advertisers are able to dynamically review gender distribution, verify the audience reached by a campaign and cost per point and review the age breakdown for each campaign.

Brand Metrics

We offer our proprietary integrated brand survey module that enables advertisers to understand the impact of a campaign with survey-based measurement of brand awareness, favorability, purchase intent and other metrics. We also support major third-party brand survey providers.

Video Analytics

We provide transparent, site-by-site video analytics that enable advertisers to measure the effectiveness of their campaigns. Detailed information on how viewers are consuming videos includes real-time tracking and analysis for metrics such as viewed minutes, completion rates, playtime per view, social shares and geo tracking down to the city level.

Viewability Measurement

We offer viewability reporting that enables advertisers to determine whether their ads were viewed based upon 11 metrics including viewable impressions, viewability rate, viewable completions and player size. Our viewability reporting is based on OpenVideoView, an open source software technology originally developed by us. We founded the OpenVideoView consortium, which is currently supported by over 30 industry members.

BrandSuite

To supplement the various phases of our campaign management platform, we offer our BrandSuite collection of software modules. These modules include:

BrandAccess

BrandAccess enables advertisers to automate direct buys of inventory from premium publishers and other sources of inventory, including ad networks. With BrandAccess, our customers benefit from improved on-target audience delivery and viewability reporting across all the sources of video inventory they utilize.

BrandPoint

BrandPoint provides a simple solution for advertisers that want to plan, buy and measure digital video based on GRPs. By mirroring broadcast buying practices — such as the ability to target by demographic criteria and desired GRPs — advertisers can execute digital video campaigns in a comparable way to TV. BrandPoint is built on proprietary audience modeling technology that is designed to continually learn and adjust automatically over time and includes integrated Nielsen-verified reporting.

BrandSafe

BrandSafe is our multi-layered approach to protect brand equity that is part of our core platform and includes:

SiteSafe. Every site that is available on our platform has been manually screened and categorized into a 3-Tier structure by site quality. Advertisers have complete control over which tiers they are comfortable running on and are able to select sites before, and even during, a campaign.

PageSafe. PageSafe examines the content of individual web pages and determines if they contain objectionable content. This technology is integrated into our real-time buying process, so we can block ads before they are served on pages with offensive content. Pages are categorized into safety ratings (G, PG-13, PG, R) and topics that may be objectionable to the advertiser, such as alcohol, tobacco or adult content, and advertisers can select the safety rating and topics on which they want to avoid running ads.

PlaySafe. PlaySafe prevents in-banner auto-play video ads from running within display banners on low quality sites. We manually identify and categorize these placements on the platform and run PlaySafe technology to detect ad unit and video player size.

BrandSights

BrandSights is an integrated survey module that enables advertisers to gather insights in real-time. In the same way video campaigns are set up and managed on our platform, BrandSights enables customers to easily create, target and launch customized surveys to measure brand awareness, favorability and purchase intent.

Programmatic Television

TubeMogul Programmatic Television, or PTV, provides advertisers with an automated solution to plan, buy and measure TV ads. TubeMogul PTV enables brands to access linear TV inventory and use richer audience attributes to target their TV buys, all through the same software they use to execute their digital video ad buys.

Customer Service, Support and Training

We offer a full-service campaign management solution that runs on our platform for those advertisers seeking to transact on a campaign-by-campaign basis using our Platform Services team. This team utilizes our platform to execute campaigns according to customer specifications. Our sales and support teams respond to RFPs, execute campaigns and provide periodic reporting.

As part of our Platform Direct offering, we provide a dedicated customer support team to our customers. This team assists customers with advanced campaign setup and execution as needed. This team also educates customers on the benefits of our platform and provides training to customers to enable them to extract the most value from our platform. We also have a dedicated training team that designs the training curriculum, manages our extensive “Help Wiki” that customers can access via our platform, and runs the certification program we offer our customers to verify their skill level in using our platform.

Technology and Infrastructure

Our platform is the result of a significant and sustained financial investment over seven years of research and engineering efforts. Our product and research and development organizations are responsible for the design, development and testing of our platform. We are committed to continuous innovation and rapid introduction of new technologies, features and functionality that bring value to our customers.

Core elements of the platform include:

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Scalable Big Data Architecture. Our platform is composed of scalable and flexible services built from proprietary and open-source technologies. On a daily basis, the platform reviews billions of ad opportunities and runs over 10 terabytes of queries on this data. Our platform infrastructure is a hybrid of cloud services and collocated facilities in six global data centers across three continents.

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Real-Time Bidding. On average, our real-time bidding technology evaluates more than 30 billion ad opportunities per day, with each ad opportunity evaluated in less than approximately 50 milliseconds. Our core bidding technology utilizes adapters that allow it to communicate in the format required by different sources of inventory. This allows our platform to easily adapt to a variety of inventory formats, including across channels such as mobile and connected TV.

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User Demographics Predictive Models. Our machine learning team leverages the massive data sets captured by our platform to build predictive models around user demographic attributes to maximize alignment with Nielsen Online Campaign Ratings and/or Comscore Validated Campaign Essentials, the primary third-party verification services for the digital video advertising industry. Data from our platform is continually fed back into these models, which are reconstructed daily, and improve with engagement with consumers.

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Optimization. During campaign execution, the optimization engine continually scores a variety of attributes of each impression, such as website, industry vertical or geography, for their likelihood to achieve campaign performance goals. Our real-time bidding engine then shifts budget in real-time to those delivering the most optimal performance. Our platform enables customers to set multiple, simultaneous optimization goals.

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Video Ad Serving. Our platform includes a robust, globally-distributed video ad server capable of low-latency delivery of digital video ads onto digital devices. The ad server supports uploading video files, transcoding files into the required format and rendering custom interactive components.

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Real-Time Analytics. Data is collected regarding inventory available for ad opportunities for continuous assessment of the availability of advertising inventory and the associated costs of that inventory. In addition, real-time campaign delivery and spend totals are used to manage campaign budgets and goal caps, as well as for campaign reporting. All collected data is fed back into the optimization engine to improve campaign performance, and into machine-learning models for user demographic predictive modeling.

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World-Class User Interface. A self-serve user interface provides a robust and intuitive set of campaign workflow management, data reporting and visualization tools, ensuring video advertising campaigns can be easily managed by our broad customer set. User experience and interface design have been paramount in designing an interface that is as simple as most consumer products.

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Partner Integrations. Our platform is integrated with over 300 sources of inventory and dozens of data management platforms and data exchanges, making thousands of targeting segments available for reaching a desired audience through our platform. Our platform incorporates numerous third-party ad servers, ad verification services, survey vendors and other third-party campaign tools to streamline various campaign execution processes.

The technical infrastructure for our platform is currently primarily managed through third-party web hosting services providers, or third-party service providers, and to a limited extent our own servers which are located at a third-party data center facility. We do not have long term agreements with these service providers and the operator of the data center facility.

Our research and development expenses were $7.4 million, $11.8 million, $22.1 million and $8.8 million for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2015, respectively.

Sales and Marketing

Sales

Our global sales force is focused on growing the number of our customers, particularly our Platform Direct customers. As of December 31, 2014, our Platform Direct sales team and our Platform Services sales team included 10 and 32 full-time ramped salespeople, respectively. We define a ramped salesperson as a full-time employee that has been a salesperson for us for at least nine months. We plan to continue to selectively add to our sales force. Our Platform Direct sales team sells our enterprise software solution to customers who want to directly manage and execute their video advertising initiatives. These customers include brands, agencies, agency trading desks, ad networks, and publishers seeking to augment their own inventory to satisfy their campaign commitments. Platform Direct sales are complex and difficult to complete. Prospective customers generally consider a number of factors at a senior level and over an extended period of time. Our Platform Direct sales team seeks to build relationships with senior-level decision makers, usually vice president and above at these organizations, and focuses their efforts on informing prospective customers about the value our platform offers. Our Platform Services team primarily addresses media agencies working on behalf of brand advertisers who prefer a fully managed service solution and typically purchase through an RFP and insertion order process. Our Platform Services team includes salespeople and the account managers who execute and optimize campaigns on our customers’ behalf.

Marketing

Our marketing activities are focused on increasing awareness of our brand, executing thought-leadership initiatives, supporting our direct sales team and generating new advertiser leads. We seek to accomplish these objectives by presenting at industry conferences, hosting customer conferences, publishing white papers and research, public relations, social media, and executing integrated advertising campaigns that include direct e-mail, digital advertising, webinars and blog posts.

We host three annual customer conferences, known as TubeMogul University, in North America, Europe and Asia-Pacific. We offer 2-3 days of education, training and other activities at these conferences. We believe these events have increased our profile in each region, developed our reputation as a thought-leader in the industry and helped to solidify relationships with customers.

Employees and Culture

As of March 31, 2015 we had 461 worldwide employees, 89 of which are located outside of the United States. Our engineering and product teams reside within our Emeryville, California headquarters. None of our employees are covered by collective bargaining agreements. We believe our employee relations are good and we have never experienced any work stoppages.

We have a strong, founder-led culture that is cultivated and sustained through highly coordinated training and performance management. We have received many industry awards, including the 2013 ASPY Award for Best Customer Service and in 2015 were named 5th Best Place to Work by Glassdoor for Small and Medium Businesses in the U.S.

Competition

The market to provide programmatic solutions for video brand advertising is at an early stage of development. As such, this market is rapidly evolving and highly competitive, subject to changing technology, branding objectives and customer demands. We compete primarily with companies developing solutions to automate the purchase of digital video advertising impressions across multiple sources of inventory. We also compete with other companies that address certain aspects of the video advertising market, including demand-side platforms and video-focused ad networks, and in-house tools and custom solutions currently used by brand advertisers and their agencies and by publishers to manage advertising activities. In addition, we compete for advertising spend with large entities that offer video advertising services as part of a larger solution for digital media buying. In the future, we may compete with companies developing comprehensive marketing platforms. Other companies that offer analytics, mediation, exchange or other third-party specific technologies may also compete with us. As our platform evolves and we introduce new technologies, features and functionality of our platform, we may become subject to additional competition. Some of our current and prospective competitors in the broader digital advertising market have substantially greater resources and longer histories than us in the digital advertising space, may actively seek to serve our market and have the power to significantly change the nature of the marketplace to their advantage. These companies could develop and offer new solutions that directly compete with ours or leverage their position to make changes to their existing platforms that could be disadvantageous to our competitive position.

We believe the principal competitive factors in our industry include the availability of brand-focused tools and an easy to use user interface, the capability to enable advertisers to effectively reach target audiences, multi-device campaign execution capability, buy-side positioning, proven and scalable technologies, relationships with leading brand advertisers and their respective agencies and brand awareness and reputation. We believe that we compete favorably with respect to all of these factors and are well-positioned as a provider of a video brand advertising software platform.

Intellectual Property

The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property.

As of March 31, 2015, we held one issued U.S. patent, which expires in 2028 and had filed nine non-provisional patent applications and four provisional patent applications in the United States. In addition, we maintain a trademark portfolio including common law trademarks, trademark applications pending in the United States, Canada and the European Union, and a trademark registration with the World Intellectual Property Organization.

Circumstances outside of our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which we provide our solution. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business, our ability to compete and harm our operating results. In addition, as the number of competitors grows and solutions of competitors overlap, we may in the future face claims by third parties that we infringe upon or misappropriate their intellectual property rights, and we may be found to be infringing upon or to have misappropriated such rights. In the future, we, or our customers, may be the subject of legal proceedings alleging that our solutions or underlying technology infringe or violate the intellectual property rights of others.

Privacy and Government Regulation

We and our customers use data about Internet users collected through our platform to manage and execute ad campaigns in a variety of ways, including delivering advertisements to Internet users in particular geographic locations and using particular devices, and to enhance the accuracy of our demographic categorization of websites and Internet users. In addition, our customers may elect to use their own data about Internet users and data segments provided by third-party data companies on our platform to target advertisements to particular audiences. We do not use data that can be used to identify specific people, and we take steps to avoid collecting such personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and is evolving, and therefore we have to continually assess our technology platform against an evolving legal landscape. Future regulation affecting our ability to collect and use this data could harm our business. The collection and use of data about Internet users has come under scrutiny by consumer advocacy organizations and regulatory agencies in the U.S. and abroad that focus on online privacy. More specifically, these groups have voiced concern about the use of cookies and other online tools to record an Internet user’s browsing history, and the use of that information to deliver advertisements online based on inferred interests of the Internet user. If future regulation, industry standards or consumer preferences make the collection or use of such data more difficult or impracticable, the value of online advertising could be adversely affected which, in turn, could impact the demand for our products. The costs of compliance with privacy and other laws and regulations are high and are likely to increase in the future and any failure on our part to comply with laws and regulations may expose us to significant liabilities.

We participate in several industry self-regulatory organizations, including the Network Advertising Initiative, or NAI, the Digital Advertising Alliance, or DAA, and the Internet Advertising Bureau. The self-regulatory principles for “interest based” or “online behavioral” advertising upheld by the NAI, the DAA and other organizations require us to provide consumers with notice and choice, including the ability to opt out of interest-based advertising. Our privacy policy offers consumers an easy, one-click opt-out mechanism, which we highlight for consumer users by using an icon with a link to our privacy policy in or around advertisements we handle that are targeted based on consumer interests. In addition to industry self-regulation, our compliance with our privacy policy is also subject to regulation by the United States Federal Trade Commission which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies.

Facilities

We maintain our principal office, totaling approximately 49,000 square feet, in Emeryville, California, under a combination of leases and subleases that expire between 2015 and 2017. We maintain additional leased space in several locations globally, including in Kiev, Ukraine for a small supplemental systems operations support team. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to secure additional space to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any legal proceedings, litigation, or claims that could materially affect our business, results of operations, cash flows, or financial position. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future results of operations, cash flows or financial position.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of April 30, 2015:

Name	Age	Title
Executive Officers
Brett Wilson	41	Chief Executive Officer, President and Director
Paul Joachim	49	Chief Financial Officer
Chip Scovic	44	Chief Revenue Officer
Eric Deeds	44	General Counsel and Secretary
Key Employees
Keith Eadie	37	Chief Marketing Officer
Daniel Schotland	39	Vice President of Client Services
John Hughes	37	President of Products
Jason Lopatecki	39	Chief Strategy Officer
Adam Rose	41	Chief Technology Officer
Patricia Money	58	Chief People Officer
Non-Employee Directors
Ajay Chopra (1) (2)	58	Director
Russell Fradin (3)	38	Director
Ashu Garg (3)	45	Director
Jack Lazar (1)	49	Director
David Toth (1) (2)	58	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Brett Wilson co-founded TubeMogul and has served as our President and Chief Executive Officer since our inception in March 2007. Prior to founding TubeMogul, he founded YouCanSave.com, an ecommerce company, in August 1999 and served as its President until August 2004. Mr. Wilson also worked as a technology consultant at Accenture from 1996 to 1999 leading large financial system implementations. Mr. Wilson holds a B.S. in Business Administration from California State University, Chico and an M.B.A. from the Haas School of Business at the University of California, Berkeley. We have determined that Mr. Wilson’s perspective, operational and historical expertise gained from his experience as our co-founder, President, Chief Executive Officer and one of our largest stockholders, make him a critical member of our board of directors.

Paul Joachim has served as our Chief Financial Officer since April 2013. He served as our Chief Revenue Officer from February 2012 to March 2013. Prior to joining us, from February 2006 to January 2012 Mr. Joachim was employed by Vibrant Media, Inc., a digital advertising company, most recently as Senior Vice President and Managing Director, Americas. Previously, he was a Managing Director with investment banking firm Jefferies Broadview where he worked from 1995 to 2006. Mr. Joachim was with IBM in sales from 1988 to 1993. Mr. Joachim holds a B.S. in Mechanical Engineering from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Chip Scovic has served as our Chief Revenue Officer since April 2013. From December 2009 to March 2013, Mr. Scovic ran Google’s media platforms business for brands and independent agencies, as well as Google’s programmatic buying strategy for brand advertisers. Prior to that, Mr. Scovic served as Vice President of Sales at Teracent, Inc., an online advertising company, from February 2009 until Teracent was acquired by Google in December 2009. From September 2005 to February 2009 Chip worked at Yahoo!, an internet media company, where he ran Yahoo! video ad sales. Mr. Scovic holds a B.A. in Political Science from Miami University and a J.D. from Ohio Northern University. Before his career in digital media, Chip was a criminal prosecutor and practiced law in the State of Delaware.

Eric Deeds has served as our General Counsel and Secretary since April 2013. From October 1999 to March 2013, Mr. Deeds served as an attorney in the Corporate and Securities practice group at DLA Piper LLP (US). Mr. Deeds holds a B.A. in Economics from the University of Michigan and a J.D. from the Georgetown University Law Center.

Key Employees

Keith Eadie has served as our Chief Marketing Officer since February 2014. He also served as our Vice President of Marketing from January 2012 to January 2014 and our Director of Marketing from June 2010 to December 2011. Prior to joining us, from September 2008 to May 2010, Mr. Eadie served as a technology and digital media consultant for the Boston Consulting Group, a management consulting firm. Mr. Eadie holds a B.Com. from the University of British Columbia and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

John Hughes co-founded TubeMogul and has led Product Development since our inception in March 2007. He also served as the Chief Technology Officer of TubeMogul from March 2007 to October 2009. He originally conceived of TubeMogul while attending business school with Brett Wilson. Prior to TubeMogul Mr. Hughes was a Product Manager at Gateway, Inc. from February 2003 to June 2005. Mr. Hughes holds a B.S. in Pre-Medicine from Pennsylvania State University and an M.B.A from the Haas School of Business at the University of California, Berkeley.

Jason Lopatecki has served as our Chief Strategy Officer since October 2008. Previously, Mr. Lopatecki co-founded and served as Chief Executive Officer of Illumenix, a video analytics software company, from 2008 until it was acquired by TubeMogul in October 2008. Mr. Lopatecki worked at Calix Networks, a communication equipment supplier, from 2000 to 2007, serving as the Product Architect for the E-series product line. Mr. Lopatecki started at Calix in the ASIC (chip-design) team. Mr. Lopatecki holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Patricia Money has served as our Chief People Officer since April 2015. From May 2013 to April 2015, Ms. Money served as Senior Vice President, Human Resources at Mercury Payment Systems, LLC. From March 2000 to April 2013, she served as Vice President, Human Resources at Monotype Imaging Incorporated. Ms. Money holds a B.B.A. from the University of Memphis and an M.S., Human Resource Development from the Villanova University.

Adam Rose has served as our Chief Technology Officer since October 2008. Previously Mr. Rose co-founded and served as Chief Technology Officer of Illumenix, a video analytics software company, from 2008 until it was acquired by TubeMogul in October 2008. From March 2001 to April 2008, Mr. Rose held positions as a Software Engineer, Engineering Manager and Systems Architect at Calix Networks, a communication equipment supplier. From 1999 to 2001, Mr. Rose served as a Software Engineer at Cyras Systems, an optical networking platform developer, which was acquired by Ciena Systems. From 1997 to 1998, Mr. Rose worked as a Software Integration Engineer at Spar Aerospace. Mr. Rose holds a B.Eng. in Computer Engineering from the Royal Military College of Canada.

Daniel Schotland has served as our Vice President of Client Services since April 2013. In this capacity, Mr. Schotland oversees our global operations team. From 2003 to 2013, Mr. Schotland served as Vice President of Client Services and Vice President of Business Development for Experian Marketing Services, a global provider of integrated consumer data. Mr. Schotland started his career as a technology consultant for Deloitte Consulting leading large enterprise resource planning implementations. Mr. Schotland holds a B.S. from the Haas School of Business at the University of California, Berkeley.

Non-Employee Directors

Ajay Chopra has served on our board of directors since April 2009. Mr. Chopra is currently a General Partner at Trinity Ventures, an early stage venture firm, which he joined in 2006. Prior to joining Trinity Ventures, Mr. Chopra co-founded Pinnacle Systems Inc., a media technology company, in 1986, and served in a variety of roles at various times while at Pinnacle, including as President and Chief Executive Officer, Chairman of the Board, and Chief Operations Officer, until it was acquired by Avid Technology Inc. in August 2005. Mr. Chopra holds a B.S. in Electrical Engineering from Birla Institute of Technology and Science in India and an M.S. in Electrical Engineering from Stony Brook University. As an active venture capital investor, Mr. Chopra is a member of the boards of directors of several private technology companies and serves as a member of the audit committee or compensation committee on some of these boards. We have determined that Mr. Chopra is qualified to serve as a member of our board of directors because of his experience in both managing and evaluating companies as an executive officer, board member and investor.

Russell Fradin has served on our board of directors since July 2012. Mr. Fradin is the co-founder and has served as Chief Executive Officer of Dynamic Signal Inc., a marketing company, since November 2010. From October 2005 to April 2010 , Mr. Fradin co-founded and served as Chief Executive Officer of Adify Corporation, an on-line advertising company sold to Cox Enterprises. Prior to founding Adify, Mr. Fradin held executive positions with Wine.com, comScore and FlyCast Communications. Mr. Fradin is a member of the board of directors of comScore. Additionally, Mr. Fradin is an active angel investor and serves on a number of boards of directors of private companies. Mr. Fradin holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. We have determined that Mr. Fradin is qualified to serve as a member of our board of directors because of the breadth of his operational background and experience as an executive and director at a diverse range of digital media and online marketing companies.

Ashu Garg has served on our board of directors since September 2010. Mr. Garg is currently a General Partner at Foundation Capital, LLC, an early stage venture firm, which he joined in 2008. Mr. Garg currently serves on the boards of directors of several private technology companies. From 2003 to 2008, Mr. Garg served as General Manager of various groups at Microsoft Corporation. In addition, Mr Garg also worked with McKinsey & Company serving technology clients across Asia and North America. Mr. Garg holds a B.S. in Technology Engineering from the Indian Institute of Technology at New Delhi and an M.B.A. from the Indian Institute of Management at Bangalore. We have determined that Mr. Garg is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies, especially in the digital media and online video sectors.

Jack Lazar has served on our board of directors since October 2013. Mr. Lazar is currently the Chief Financial Officer at GoPro, a provider of wearable and mountable capture devices. In addition, Mr. Lazar has served on the board of directors and on the audit committee of Silicon Labs, a semiconductor company since April 2013. From May 2011 to January 2013, Mr. Lazar was Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc. From September 2003 until the acquisition of Atheros Communications, Inc., a publicly traded provider of communications semiconductor solutions, by Qualcomm in May 2011, Mr. Lazar served in various positions at Atheros, most recently as Senior Vice President of Corporate Development, Chief Financial Officer and Secretary. Mr. Lazar is a certified public accountant and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University. We have determined that Mr. Lazar is qualified to serve as a member of our board of directors because of his strong financial and operational expertise gained from his experience as a technology company executive and consultant.

David Toth has served on our board of directors since 2008. He co-founded NetRatings, a leading provider of Internet audience information and analysis, in 1997 and served as its the President and Chief Executive Officer until 2003. Prior to forming NetRatings, Mr. Toth was a Vice President at Hitachi Computer Products where he led the Network Products Group and was responsible for the development, sales and marketing of numerous hardware and software products. Mr. Toth is a member of the boards of directors of several private companies. Mr. Toth holds a

B.S. in Electrical Engineering from the University of Pittsburgh. We have determined that Mr. Toth is qualified to serve as a member of our board of directors because of his experience as a technology company executive in the digital media sector.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to our amended and restated certificate of incorporation and our amended and restated bylaws which will become effective immediately prior to the completion of this offering. Our board of directors currently consists of six members, five of whom qualify as “independent” under the listing standards of NASDAQ.

Our board of directors is divided into three classes with staggered three-year terms as follows:

•	Class I directors are Messrs. Wilson and Garg, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	Class II director is Mr. Toth and his term will expire at the annual general meeting of stockholders to be held in 2016; and

•	Class III directors are Messrs. Chopra, Fradin and Lazar, and their terms will expire at the annual general meeting of stockholders to be held in 2017.

The authorized number of directors may be changed only by resolution of our board of directors. This classification of our board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control of our company or management.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that none of Messrs. Chopra, Fradin, Garg, Lazar and Toth has a relationship that would interfere with the exercise of independent judgment in carrying out such director’s responsibilities and that each of these directors is “independent” as that term is defined under the listing standards of NASDAQ. Our board of directors has also determined that Thomas Vardell, who served as a director until December 2014, was independent during the time he served as a director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and may establish other committees from time to time. Our board of directors has adopted a written charter for each of the audit committee, the compensation committee and the nominating and corporate governance committee that satisfy the listing standards of NASDAQ. The full text of these charters is available on our corporate website at www.tubemogul.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and such information should not be considered part of this prospectus.

Audit Committee

Our audit committee is currently comprised of Messrs. Chopra, Lazar and Toth. Mr. Lazar serves as our audit committee chairperson. Our board of directors has determined that all of the members of the audit committee possess the level of financial literacy and sophistication required under the listing standards of NASDAQ, and that Mr. Lazar is an audit committee financial expert as defined by SEC rules. Our board of directors has also determined that Messrs. Chopra, Lazar and Toth satisfy the independence requirements of audit committee members under the applicable rules and regulations of the SEC and the listing standards of NASDAQ.

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	ensuring the independence and performance of our independent registered public accounting firm;

•	reviewing, with our independent registered public accounting firm, all critical accounting policies and procedures;

•	reviewing with management the adequacy and effectiveness of our internal control structure and procedures for financial reports;

•

reviewing and discussing with management and our independent registered public accounting firm our annual audited financial statements and any certification, report, opinion or review rendered by our independent registered public accounting firm;

•	reviewing and investigating conduct alleged to be in violation of our code of conduct;

•	reviewing and approving related party transactions;

•	preparing the audit committee report required in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Chopra and Toth, with Mr. Toth serving as our compensation committee chairperson, each of whom satisfies the independence requirements under the applicable rules and regulations of the SEC and the listing standards of NASDAQ. In addition, each member of our compensation committee qualifies as a “non-employee director” as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving the following compensation for our Chief Executive Officer and our other executive officers: salaries, bonuses, incentive compensation, equity awards benefits and perquisites;

•	recommending the establishment and terms of our incentive compensation plans and equity compensation plans, and administering such plans;

•	recommending compensation programs for directors;

•	preparing disclosures regarding executive compensation and any related reports required by the rules of the SEC;

•	making and approving grants of options and other equity awards to all executive officers, directors and all other eligible individuals; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

In carrying out these responsibilities, the compensation committee reviews all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Fradin and Garg, with Mr. Fradin serving as our nominating and corporate governance committee chairperson, each of whom satisfies the independence requirements under applicable rules and regulations of the SEC and the listing standards of NASDAQ.

Our nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying qualified director nominees and recommending nominees for each annual meeting of stockholders;

•	developing, recommending and reviewing corporate governance principles and a code of conduct applicable to us;

•	assisting our board of directors in its evaluation of the performance of our board of directors and each committee thereof; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee Interlocks and Insider Participation

Neither Mr. Chopra nor Mr. Toth is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In four closings on December 10, 2012, February 1, 2013, March 25, 2013 and May 9, 2013, we sold an aggregate of 852,546 shares of our Series C preferred stock at a price of $6.4748 per share for an aggregate purchase price of approximately $5,520,062 to entities affiliated with Trinity TVL X, LLC, of which Mr. Chopra is a management member. In connection with the Series C preferred stock financing, we entered into an Amended and Restated Investor Rights Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement with our preferred holders including entities affiliated with Trinity TVL X, LLC, pursuant to which we granted rights relating to the registration of their shares of common stock issued or issuable upon conversion of the shares of preferred stock held by them, a right of first refusal with respect to sales of our shares, delivery of periodic financial statements and grants of rights of first refusal and co-sale with respect to proposed transfers of our securities by stockholders. For more information, please see “Certain Relationships and Related Party Transactions.”

On July 23, 2014, in connection with the closing of our initial public offering, entities affiliated with Trinity TVL X, LLC, of which Mr. Chopra is a management member, purchased an aggregate of approximately 700,000 shares. For more information, please see “Certain Relationships and Related Party Transactions.”

Corporate Governance Guidelines and Code of Business Conduct and Ethics

We have adopted written corporate governance guidelines that address the composition of our board of directors, criteria for board membership and other board governance matters. We have adopted a written code of business conduct and ethics, applicable to all of our directors, officers and employees, which outlines the principles of legal and ethical business conduct under which we do business. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements. Our code of business conduct and ethics and our corporate governance guidelines are posted on our corporate website.

Non-Employee Director Compensation

Our non-employee directors, or Outside Directors, do not currently receive, and did not receive in 2014, any cash compensation or any fee reimbursement for their service on our board of directors and committees of our board of directors. The following table provides information regarding total compensation that was granted to our Outside Directors during the year ended December 31, 2014.

Director Name	Stock Awards (1)	Total
Ajay Chopra	$—	$—
Russell Fradin(2)	—	—
Ashu Garg	—	—
Jack Lazar(3)	—	—
David Toth(4)	44,375	44,375
Thomas Vardell(5)	—	—

(1)	The amounts reported represent the aggregate grant-date fair value of the stock options and restricted stock units (RSUs) awarded during 2014, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in Note 7 to our audited annual consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	As of December 31, 2014, Mr. Fradin had one option to purchase a total of 32,292 shares. The shares subject to the stock option have an exercise price of $0.70 per share and vest over a four-year period as follows: 1/4 of the shares underlying the option vested on the first anniversary of the vesting commencement date and 1/48th of the shares vest each month thereafter, subject to continued service with us through each vesting date.
(3)	As of December 31, 2014, Mr. Lazar had one option to purchase a total of 112,500 shares. The shares subject to the stock option have an exercise price of $2.76 per share and vest over a four-year period as follows: 1/48th of the shares underlying the option vested one month after the vesting commencement date and 1/48th of the shares vest each month thereafter, subject to continued service with us through each vesting date.
(4)	As of December 31, 2014, Mr. Toth had one option to purchase a total of 50,000 shares and 6,250 RSUs. The shares subject to the stock option have an exercise price of $0.70 per share and vest over a four-year period as follows: 1/48th of the shares underlying the option vest one month after the vesting commencement date and 1/48th of the shares underlying the option vest each month thereafter, subject to continued service with us through each vesting date. The RSUs are subject to both an event condition as well as a three-year vesting period. The event condition, the earlier of six months after our IPO or March 15, 2015, was satisfied in January 2015. Upon satisfaction of the event condition, 1/12th of the shares underlying the RSUs were vested as of April 21, 2014 and 1/12th of the shares underlying the RSUs vest every three months thereafter, subject to continued service with us through each vesting date.
(5)	Mr. Vardell resigned as a member of our board of directors in December 2014.

As of December 31, 2014, Messrs. Fradin, Lazar and Toth were the only Outside Directors who held equity awards that would have been subject to accelerated vesting in connection with a change in control.

Directors who are also our employees receive no additional compensation for their service as a director. During the year ended December 31, 2014, one of our directors, Mr. Wilson, our President and Chief Executive Officer, was an employee and did not receive any additional compensation for his services as director.

Outside Director Compensation Policy

In April 2014, our board of directors adopted a policy for the compensation for our Outside Directors. Outside Directors receive compensation in the form of equity granted under the terms of our 2014 Equity Incentive Plan, or the 2014 Plan, as described below:

Initial award. Each person who first becomes an Outside Director following our initial public offering in July 2014 will be granted (i) an option to purchase shares having a grant date fair value equal to $100,000, or the Initial Option, and (ii) RSUs with a grant date fair value equal to $100,000, or the Initial RSU Award. The shares underlying the Initial Option and Initial RSU Award will vest and become exercisable, as to one-third of the shares subject to such award on each anniversary of the commencement of the individual’s service as an Outside Director, subject to continued service as a director through the applicable vesting date.

Annual award. On the date of each annual meeting of our stockholders, each Outside Director who has served on our board of directors for at least the preceding six months will be granted (i) an option to purchase shares having a grant date fair value equal to $50,000, or the Annual Option, and (ii) RSUs with a grant date fair value equal to $50,000, or the Annual RSU Award. All of the shares underlying the Annual Option and Annual RSU Award will vest and become exercisable upon the earlier of (i) the day prior to the next year’s annual meeting of stockholders or (ii) one year from grant, subject to continued service as a director through the applicable vesting date.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by, or paid to our Chief Executive Officer and two other mostly highly compensated individuals who served as our executive officers during the year ended December 31, 2014. Throughout this prospectus, these three officers are referred to as our named executive officers:

•	Brett Wilson, our President and Chief Executive Officer;

•	Keith Eadie, our Chief Marketing Officer; and

•	Daniel Schotland, our Vice President of Client Services.

Summary Compensation Table

The following table presents summary information regarding the total compensation earned during 2014 and 2013 by our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($) (1)	Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brett Wilson	2014	325,000		50,000	(2)	—	7,898,633	(3)	125,000	(4)	—	—	8,398,633
President and Chief Executive Officer	2013	325,000		—			1,013,471		117,500	(4)	—	—	1,455,971

Keith Eadie(5)	2014	220,000		—		—	1,411,895		48,000	(4)	—	—	1,679,895
Chief Marketing Officer	2013	—		—		—	—		—		—	—	—

Daniel Schotland(5)	2014	216,042	(6)	—		566,050	780,617		75,000	(4)	—	—	1,637,709
Vice President of Client Services	2013	—		—		—	—		—		—	—	—

(1)	The amounts reported reflect the aggregate grant date fair value of RSU awards and option awards granted during the year as computed in accordance with ASC Topic 718. The assumptions used to calculate these amounts are discussed in Note 7 to our notes to audited annual consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	Based on our financial performance in 2014, the board of directors approved a discretionary bonus for Brett Wilson of $50,000.
(3)	In November 2014, Mr. Wilson was granted options for 308,028 shares subject to standard vesting terms under the 2014 Plan and options for 385,035 shares under the 2014 Plan subject to both market-based performance conditions as well as time-based vesting conditions. Performance options for 154,014 shares will begin vesting if we achieve a market capitalization of $700 million, maintained for 90 consecutive trading days, and will then vest in equal monthly increments over the subsequent 24 months. Performance options for 231,021 shares will begin vesting if we achieve a market capitalization of $1 billion, maintained for 90 consecutive trading days, and will then vest in equal monthly increments over the subsequent 24 months. If we do not achieve either of these market capitalization conditions during the period of Mr. Wilson’s service to us, the performance options will not vest and will not be a source of compensation value for Mr. Wilson. We have calculated the grant date fair value of these market-based performance options in accordance with ASC Topic 718 as $4.6 million, which is included in the figure set forth in the table above and will be recognized over a requisite service period. The vesting conditions and assumptions used to calculate the grant date fair value of these market-based performance options are discussed in further detail in Note 7 to our notes to audited annual consolidated financial statements included elsewhere in this prospectus.
(4)	These amounts consist of payments earned for achievement of mutually agreed-upon performance objectives. See “Executive Bonus Arrangements” below for further information on awards made pursuant to these arrangements. Amounts earned are payable annually, with such payments made in January of the following fiscal year.
(5)	Mr. Eadie and Mr. Schotland became named executive officers in fiscal year 2014 and therefore fiscal 2013 compensation information is not provided. Effective March 2015, these officers are no longer designated as executive officers.
(6)	Mr. Schotland received a 17.5% merit-based increase in base salary and an increase to his non-equity incentive plan compensation target in July 2014.

Outstanding Equity Awards as of December 31, 2014

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2014. With the exception of Mr. Schotland, our named executive officers did not hold any restricted stock or other stock awards as of December 31, 2014.

	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)		Market Value of Shares or Units of Stock that Have Not Vested($)(2)
Brett Wilson	2/18/2010		50,000	—	0.20	2/18/2020	—		—
	12/9/2010		250,000	—	0.60	12/9/2020	—		—
	4/19/2012	(3)(4)(5)	33,333	16,667	0.70	4/19/2022	—		—
	11/11/2013	(4)(5)(6)(7)	—	249,999	2.76	11/11/2023	—		—
	11/12/2014	(3)(5)(8)	6,417	301,611	17.04	11/12/2024	—		—
	11/12/2014	(9)(10)	—	385,035	17.04	11/12/2024	—		—
Keith Eadie	10/18/2007		1,500	—	0.02	10/18/2017	—		—
	10/12/2010		25,000	—	0.60	10/12/2020	—		—
	12/9/2010		15,000	—	0.60	12/9/2020	—		—
	2/23/2011	(3)(4)(5)	1,197	53	0.60	2/23/2021	—		—
	4/14/2011	(4)(5)(11)	6,874	626	0.60	4/14/2021	—		—
	12/8/2011	(3)(4)(5)	37,500	12,500	0.60	12/8/2021	—		—
	4/19/2012	(3)(4)(5)	16,666	8,334	0.70	4/19/2022	—		—
	1/21/2014	(3)(4)(5)	5,729	19,271	7.10	1/21/2024	—		—
	11/12/2014	(3)(5)(12)	2,567	120,683	17.04	11/12/2024	—		—
Daniel Schotland	6/10/2013	(4)(5)(11)	26,041	36,459	2.32	6/10/2023	—		—
	1/21/2014	(4)(5)(13)	—	—	—	1/21/2021	7,500	(14)	169,125
	9/12/2014	(5)(13)	—	—	—	9/12/2021	40,000	(15)	902,000
	11/12/2014	(3)(5)(16)	1,537	72,246	17.04	11/12/2024	—		—

(1)	This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)	This column represents the market value of the shares of common stock underlying the RSUs as of December 31, 2014, based on the closing price of our common stock, as reported on The NASDAQ Stock Market, of $22.55 per share on December 31, 2014.
(3)	The shares subject to the stock option vest over a four-year period as follows: 1/48th of the shares underlying the option vest one month after the vesting commencement date and 1/48th of the shares underlying the option vest each month thereafter, subject to continued service with us through each vesting date.
(4)	Option is subject to 100% acceleration of vesting if the successor entity does not assume, continue or otherwise substitute for the awards upon a qualifying Change of Control (as defined in the 2007 Plan).
(5)	Option is subject to 100% acceleration of vesting upon a qualifying termination of the named executive officer’s employment with us following a change in control.
(6)	The shares subject to the stock option vest over a four-year period as follows: 1/2 of the shares underlying the option vest on the two-year anniversary of the vesting commencement date, 1/4 of the shares underlying the option vest on the three-year anniversary of the vesting commencement date and the remaining 1/4 of the shares underlying the option shall vest on the four-year anniversary of the vesting commencement date, subject to continued service with us through each vesting date.
(7)	Consists of (i) an incentive stock option to purchase 53,197 shares and (ii) a nonstatutory stock option to purchase 196,802 shares, both of which have identical expiration dates and exercise prices.
(8)	Consists of (i) an incentive stock option to purchase 11,236 shares and (ii) a nonstatutory stock option to purchase 296,792 shares, both of which have identical expiration dates and exercise prices.
(9)	The shares subject to the stock option vest as follows: upon our achievement of pre-established market capitalizations maintained for 90 consecutive trading days, 154,014 and 231,021 shares respectively, will vest monthly over two years at a rate of 1/24th per month, subject to continued service with us through each vesting date.
(10)	Option is subject to 100% acceleration of vesting upon a qualifying termination of the named executive officer’s employment with us following a change in control provided market capitalization performance conditions have been met.

(11)	The shares subject to the stock option vest over a four-year period as follows: 1/4 of the shares underlying the option vest on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vest each month thereafter, subject to continued service with us through each vesting date.
(12)	Consists of (i) an incentive stock option to purchase 17,686 shares and (ii) a nonstatutory stock option to purchase 105,564 shares, both of which have identical expiration dates and exercise prices.
(13)	The shares subject to the RSU award vest over a four-year period as follows: 1/16th of the shares underlying the RSU vest on the date three months after the vesting commencement date and 1/16th of the shares underlying the RSU vest every three months thereafter, subject to continued service with us through each vesting date.
(14)	As of December 31, 2014, 1,406 shares subject to the RSU award were vested, but not settled. In accordance with the terms of the RSU award, these vested shares were precluded from settling during our post-IPO lock-up period or during a closed trading window. The vested shares settled on March 3, 2015.
(15)	As of December, 31, 2014, 5,000 shares subject to the RSU award were vested, but not settled. In accordance with the terms of the RSU award, these vested shares were precluded from settling during our post-IPO lock-up period or during a closed trading window. The vested shares settled on March 3, 2015.
(16)	Consists of (i) an incentive stock option to purchase 20,067 shares and (ii) a nonstatutory stock option to purchase 53,716 shares, both of which have identical expiration dates and exercise prices.

Executive Bonus Arrangements

Brett Wilson, our President and Chief Executive Officer, was eligible to receive bonuses during fiscal year 2013 and 2014 and Keith Eadie, our Chief Marketing Officer and Daniel Schotland, our Vice President of Client Services were eligible to receive bonuses during fiscal year 2014, which provided for cash payments based upon achievement of specified performance objectives as set forth in their executive employment arrangements.

Following the end of fiscal year 2013 and 2014, our compensation committee reviewed the achievement of Mr. Wilson’s objectives and approved the cash incentive amount earned by Mr. Wilson. Additionally, following the end of fiscal year 2014, the compensation committee approved a discretionary cash bonus for Mr. Wilson based upon our financial performance in fiscal year 2014. Mr. Wilson, in consultation with our compensation committee, reviewed the achievement of Messrs. Eadie and Schotland’s objectives, and approved the cash incentive amounts earned by Messrs. Eadie and Schotland, each as described in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Executive Employment Arrangements

Brett Wilson

Our offer letter agreement with Mr. Wilson, our co-founder and Chief Executive Officer, dated February 27, 2014, sets forth the current terms and conditions of his employment with us. The initial compensation agreed to for Mr. Wilson has been adjusted over time in accordance with our compensation policies and practices. In fiscal year 2014, Mr. Wilson was eligible to earn additional cash compensation of $125,000 based on achievement of annual performance targets which were determined to be 75% based upon achieving financial objectives and 25% based on achieving non-financial objectives. Mr. Wilson is also eligible to participate in the employee benefit plans made available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

Keith Eadie

Our offer letter agreement with Mr. Eadie, our Chief Marketing Officer, dated March 13, 2014, sets forth the terms and conditions of his employment with us. The initial compensation agreed to for Mr. Eadie has been adjusted over time in accordance with our compensation policies and practices. In fiscal year 2014, Mr. Eadie was eligible to earn additional cash compensation of $48,000 based on achievement of annual performance targets which were determined to be 75% based upon achieving financial objectives and 25% based on achieving non-financial objectives. Mr. Eadie is also eligible to participate in employee benefit plans that are generally available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

Daniel Schotland

Our offer letter agreement with Mr. Schotland, our Vice President of Client Services, dated March 13, 2014, sets forth the terms and conditions of his employment with us. The initial compensation agreed to for Mr. Schotland has been adjusted over time in accordance with our compensation policies and practices. In fiscal year 2014, Mr. Schotland was eligible to earn additional cash compensation of $75,000 based on achievement of annual performance targets which were determined to be 75% based upon achieving financial objectives and 25% based upon achieving non-financial objectives. Mr. Schotland is also eligible to participate in employee benefit plans that are generally available to most of our other employees. The offer letter has no specific term and constitutes at-will employment.

Post-Employment Compensation and Change in Control Payments and Benefits

Our offer letters with our named executive officers described above provide that upon termination without cause or resignation for good reason (as defined in their offer letters), the separating named executive officer will receive (a) payment of three months of salary (or twelve months of salary for Mr. Wilson, our Chief Executive Officer) in accordance with our standard payroll procedures and (b) a lump sum payment equal to the amount of the monthly health care premiums for such named executive officer and his eligible dependents for six months. In addition, upon termination without cause or resignation for good reason within 90 days prior to or 12 months after a change in control (as defined in the offer letter), all unvested stock options (with respect to Mr. Wilson’s market-based performance options, provided the market capitalization conditions are met), restricted stock units and other equity awards held by the named executive officer will vest in full. With respect to the offer letters of our named executive officers described above, “good reason” means a named executive officer’s resignation within 60 days after one of the following conditions has come into existence without the consent of the named executive officer: (i) a more than 20% reduction in base salary (other than a proportional reduction applicable to all executive officers), (ii) a material reduction in their level of authority, duties or responsibilities, provided that a change in title alone in connection with a change of control will not constitute a material reduction of authority, duties or responsibilities; and (iii) a relocation of their principal workplace by more than 50 miles. A termination for good reason also requires compliance with certain notice and cure period provisions. Receipt of these severance benefits is contingent upon the named executive officer executing and not revoking a general release of claims in favor of us and our affiliates. Our offer letters have no specific term and constitute at-will employment.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper personal benefit; or

•

for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated certificate of incorporation and amended and restated bylaws further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and amended and restated bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified person as directors and executive officers.

Indemnity Agreements

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, penalties, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, to the extent indemnifiable under the law. We believe that these charter and bylaw provisions and indemnity agreements are necessary to attract and retain qualified persons as directors and executive officers. Furthermore, as is typical, we have obtained director and officer liability insurance to cover both us and our directors and officers for liabilities that may be incurred in connection with their services to us.

Employee Benefit and Equity Incentive Plans

2014 Equity Incentive Plan

In early 2014, our board of directors adopted, and our stockholders approved, the 2014 Plan which became effective as of July 16, 2014. We use the 2014 Plan to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance shares, and units and other cash-based or stock-based awards. In addition, the 2014 Plan contains a mechanism through which the Company may adopt a deferred compensation arrangement in the future.

As of December 31, 2014, a total of 2,500,000 shares of our common stock had been authorized and reserved for issuance under the 2014 Plan. This reserve automatically increased on January 1, 2015 and will automatically increase on each subsequent anniversary through 2024, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31; and (b) an amount determined by our board of directors. On January 1, 2015, 1,491,894 shares of our common stock were automatically added to the share reserve under the 2014 Plan pursuant to this automatic annual increase provision. This reserve also will be increased by up to an additional four million nine hundred seventy five thousand (4,975,000) shares, to include (a) any shares remaining available for grant under our 2007 Equity Compensation Plan, as amended and restated, or the 2007 Plan, at the time of its termination; and (b) shares that would otherwise be returned to the 2007 Plan, upon the expiration or termination of awards granted under that plan.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2014 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Plan.

The shares available under the 2014 Plan will be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations with respect to stock options and stock appreciation rights. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Plan.

The 2014 Plan generally is administered by the compensation committee of our board of directors. Subject to the provisions of the 2014 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee has the authority to construe and interpret the terms of the 2014 Plan and awards granted under it. The 2014 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2014 Plan.

The 2014 Plan authorizes the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the 2014 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•

Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten (10) years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•

Stock appreciation rights. A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten (10) years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•

Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at a price determined by the administrator. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•

Restricted stock units. Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.

•

Performance awards. Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2014 Plan, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•

Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2014 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2014 Plan or substitute substantially equivalent awards. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. Any awards which are not assumed, continued, or substituted for in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Notwithstanding the foregoing, except as otherwise provided in an award agreement governing any award, as determined by the compensation committee, any award which is not assumed, continued, or substituted for in connection with a change in control shall, subject to the provisions of applicable law, become fully vested and exercisable and/or settable immediately prior to, but conditioned upon, the consummation of the change in control. The 2014 Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2014 Plan will continue in effect until it is terminated by our board of directors, provided, however, that all awards will be granted, if at all, within ten (10) years of its effective date. The board of directors may amend, suspend or terminate the 2014 Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2014 Employee Stock Purchase Plan

In early 2014, our board of directors adopted, and our stockholders approved, our 2014 Employee Stock Purchase Plan, or the ESPP.

As of December 31, 2014, a total of 750,000 shares of our common stock had been authorized and reserved for issuance under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year through 2024, equal to the smallest of:

•	two percent (2%) of the issued and outstanding shares of our common stock on the immediately preceding December 31; or

•	such other amount as may be determined by our board of directors.

On January 1, 2015, 596,757 shares of our common stock were automatically added to the share reserve under the ESPP pursuant to this automatic annual increase provision.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

The compensation committee of our board of directors administers the ESPP and has full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock or options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

Our ESPP is intended to qualify under Section 423 of the Code but also permits us to adopt one or more sub-plans that cover any subsidiaries employing our non-U.S. employees. Any such sub-plan may or may not be intended to qualify under Section 423 of the Code. The administrator may, in its discretion, establish the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The administrator may vary certain terms and conditions of separate offerings for employees of our non-U.S. subsidiaries where required by local law or desirable to obtain intended tax or accounting treatment.

In general, our ESPP permits participants to purchase common stock through payroll deductions of up to fifteen percent (15%) of their eligible cash compensation, which includes a participant’s regular base wages or salary and payments of overtime, shift premiums and paid time off before deduction of taxes and certain compensation deferrals. Amounts deducted and accumulated from participant compensation, or otherwise funded through other means in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period.

In addition to the foregoing, the ESPP permits the administrator to establish an offering period commencing on the effective date of the ESPP. If implemented, special participation rules would apply to this offering, including, but not limited to, the automatic enrollment of eligible employees in such offering, as well as the potential for all or some of the purchase price for shares acquired through such offering through means other than payroll withholdings.

Unless otherwise provided by the administrator, the purchase price of the shares will be eighty-five percent (85%) of the lesser of the fair market value of our common stock on the purchase date; and the first day of the offering period. In any event, the purchase price in any offering period may not be less than eighty-five percent (85%) of the fair market value of our common stock on the first day of the offering period or on the purchase date, whichever is less. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment.

Each participant in an offering will have an option to purchase for each month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of a shares of our common stock on the first day of the offering period or four hundred sixteen and sixty-seven hundredths (416.67) shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest unless otherwise required by a participant’s local law.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Our ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend, or terminate our ESPP at any time.

2007 Equity Compensation Plan

Our 2007 Plan was initially adopted by our board of directors and approved by our stockholders on July 9, 2007. Our board of directors terminated the 2007 Plan in connection with our IPO, and we stopped making equity awards grants thereunder. However, the 2007 Plan still continues to govern the terms and conditions of all outstanding awards granted under the 2007 Plan. The 2007 Plan provided for the grant of incentive stock options, nonstatutory stock options, stock awards, RSUs and SARs to our employees, including officers, directors, and consultants or those of any parent or subsidiary corporation.

The compensation committee of our board of directors currently administers the 2007 Plan. Subject to the provisions of the 2007 Plan, the administrator determines the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The administrator is authorized to interpret the provisions of the 2007 Plan and individual award agreements, and all decisions of the administrator are final and binding on all persons.

The administrator has discretion under the 2007 Plan to establish the vesting terms and conditions for awards granted under the 2007 Plan (including the options granted under the 2007 Plan). With respect to options granted under the 2007 Plan, in general, the options vest twenty-five percent (25%) on the first anniversary of the option’s vesting commencement date, with the remainder vesting ratably over the next thirty-six (36) months, subject to the optionee’s continued service through each applicable vesting date.

Generally, RSU awards that were granted under the 2007 Plan will vest only upon the first to occur of a specified date following the initial public offering of our common stock or a change in control during the term of the award, subject to the participant’s satisfaction of a service requirement. The participant service requirement will generally be satisfied as to twenty-five percent (25%) on the first anniversary of a specified date and in equal quarterly installments thereafter. We will issue one share of our common stock in settlement of each vested RSU, and, in the case of our initial public offering, by no later than March 15, 2015 or the later date on which the applicable service requirement is satisfied.

The standard form of award agreements under our 2007 Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock during a lock-up period following this offering.

Our 2007 Plan provides that the administrator shall adjust the number and class of shares that may be delivered under the plan and each outstanding award and the price of shares under the award in order to preserve the plan’s intended benefits upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The 2007 Plan further provides that if, in the event of a merger or change in control, any award is not assumed, substituted or replaced by the successor corporation, then such award will fully vest and be subject to settlement or will become fully exercisable, if applicable, prior to the consummation of the change in control. The award will then terminate upon the consummation of the change in control.

401(k)

We maintain a tax-qualified salary deferral retirement plan, or the 401(k) Plan, that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. The plan also permits us to make a non-elective employer contribution. Eligible employees are able to participate in the 401(k) Plan following the date they meet the plan’s eligibility requirements. Eligible employees are able to defer (on a pre-tax basis) a portion of their eligible compensation subject to applicable annual Code and plan limits. Participants are 100% vested in their deferrals. To be eligible for a discretionary non-elective contribution participants must be credited with no less than 1,000 hours of service and be employed on the last day of the 401(k) Plan year. Participants are vested 25% per year in non-elective contributions allocated to their account. Both employee deferrals and company contributions are allocated to individual participant accounts, and then are invested in investment alternatives selected by each participant. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, all contributions are deductible by us when made, and those contributions and any earnings thereon are not taxable (other than Roth contributions) to the employees until distributed from the 401(k) Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock”, below we describe transactions since January 1, 2012 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

In four closings on December 10, 2012, February 1, 2013, March 25, 2013 and May 9, 2013, we sold an aggregate of 4,425,939 shares of our Series C preferred stock at a price of $6.4748 per share for an aggregate purchase price of approximately $28.7 million of which 3,327,524 shares were sold to related parties. The table below summarizes these sales.

Purchaser	Shares of Series C Preferred Stock Purchased	Aggregate Purchase Price ($)
Entities affiliated with Trinity TVL X, LLC(1)	852,546	$5,520,062
Entities affiliated with Foundation Capital, LLC(2)	829,425	5,370,358
Entities affiliated with Northgate Capital, L.L.C.(3)	1,645,553	10,654,614

(1)	Mr. Chopra, a member of our board of directors, is a general partner at Trinity TVL X, LLC, which holds more than 5% of our capital stock.
(2)	Mr. Garg, a member of our board of directors, is a general partner at Foundation Capital, LLC, which holds more than 5% of our capital stock.
(3)	Mr. Vardell, a former member of our board of directors, is a managing director of Northgate Capital, L.L.C., which holds more than 5% of our capital stock.

Amended and Restated Investor Rights Agreement

In December 2012, we entered into an Amended and Restated Investor Rights Agreement, as amended, with our preferred stockholders, including entities affiliated with Trinity TVL X, LLC, Foundation Capital, LLC and Northgate Capital, L.L.C., which each hold 5% or more of our capital stock and of which certain of our directors or former director are affiliated. Such agreement, among other things:

•

grants certain rights relating to the registration of their shares of common stock issued or issuable upon conversion of the shares of preferred stock held by them, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement other than the one we are otherwise filing;

•

grants certain stockholders a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus; and

•	obligates us to deliver periodic financial statements to some of these stockholders.

The provisions of such agreement other than those relating to registration rights terminated upon completion of our IPO. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Amended and Restated Right of First Refusal and Co-sale Agreement

In December 2012, we entered into an Amended and Restated Right of First Refusal and Co-sale Agreement with some of our stockholders, including Mr. Wilson, our chief executive officer, Mr. Hughes, our president of products, Mr. Lopatecki, our chief strategy officer, and Mr. Rose, our chief technology officer, and the holders of our preferred stock, including entities affiliated with Trinity TVL X, LLC, Foundation Capital, LLC and Northgate Capital, L.L.C., which each hold 5% or more of our capital stock and of which certain of our directors or former director are affiliated. Such agreement, among other things, grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by stockholders and grants us rights of first refusal with respect to proposed transfers of our securities by stockholders. Such rights terminated upon completion of our IPO.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, penalties, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, to the extent indemnifiable under the law. For further information, see the section titled “Executive Compensation — Limitations of Liability; Indemnification of Directors and Officers.”

Participation in our Initial Public Offering

In July 2014, entities affiliated with (i) Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, Ashu Garg and (ii) Trinity TVL X, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, Ajay Chopra, purchased approximately 2.9 million and 700,000 shares, respectively, in our initial offering public offering at our initial public offering price of $7.00 per share.

Repurchase of Japanese Minority Interest

On October 31, 2014, TubeMogul Japan Inc. completed its repurchase of the 20% minority interest held by third parties, including David Toth, a member of our board of directors. The total repurchase value was $957,000, of which $41,000 was paid to Mr. Toth in accordance with his pro rata minority interest ownership. The board of directors approved the repurchase on October 17, 2014. Acknowledging the interested party element to the transaction, Mr. Toth abstained from the board of directors vote.

AdRise, Inc.

AdRise is a vendor of ours. During fiscal year 2014, we paid adRise $174,000 in fees. Foundation Capital is an investor in adRise and a holder of more than 5% of our capital stock. Mr. Garg is a general partner at Foundation Capital and also serves as a member of the board of directors of adRise, Inc.

Related Party Transaction Policy

Our audit committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a written policy on authorizations, the related party transactions policy, which includes specific provisions governing the review and approval of transactions between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our audit committee is to consider the relevant factors regarding the transaction, the related person’s relationship to us and interest in the transaction, the material facts of the proposed transaction, including the aggregate value of the transaction, the role of our employees in arranging the transaction, the impact on the independence of any director, the potential costs and benefits to us, and whether the transaction is otherwise on terms that are fair to us and comparable to those that could be obtained in an arms-length negotiation with an unrelated third party. Any member of the audit committee who is one of the parties in the related party transaction and who has a direct or indirect material interest in the transaction may not participate in the approval of the transaction. The related party transactions policy does not cover employment of executive officers and director compensation.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2015, for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Applicable percentage ownership under the column entitled “Beneficial Ownership Prior to this Offering—Percent” in the following table is based on 30,274,376 shares of our common stock outstanding as of March 31, 2015. The column entitled “Beneficial Ownership After this Offering (Assuming No Exercise of Option to Purchase Additional Shares)—Percent” is based on shares of our common stock to be outstanding after this offering, including 3,500,000 shares of our common stock that we are selling in this offering, and 1,763,246 shares of our common stock that the selling stockholders are selling in this offering, but not including any additional shares issuable upon exercise of the underwriters’ option to purchase additional shares. The column entitled “Beneficial Ownership After this Offering (Assuming Full Exercise of Option to Purchase Additional Shares)—Percent” is based on shares of our common stock to be outstanding after this offering, including 3,500,000 shares of our common stock that we are selling in this offering, 1,763,246 shares of our common stock that the selling stockholders are selling in this offering and the 789,486 additional shares issuable upon exercise of the underwriters’ option to purchase additional shares. Shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2015, are deemed to be outstanding and to be beneficially owned by the person holding the stock option or warrant for the purpose of computing the number and percentage ownership of outstanding shares of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o TubeMogul, Inc., 1250 53rd Street, Suite 2, Emeryville, CA 94608.

	Beneficial Ownership Prior to this Offering (1)		Shares Being Offered	Beneficial Ownership After this Offering (Assuming No Exercise of Option to Purchase Additional Shares)		Beneficial Ownership After this Offering (Assuming Full Exercise of Option to Purchase Additional Shares)
Name of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent
Named Executive Officers and Directors:
Brett Wilson (2)	2,084,944	6.8%	201,650	1,883,294	5.5%	1,883,294	5.4%
Keith Eadie (3)	148,424	*	—	148,424	*	148,424	*
Daniel Schotland (4)	51,355	*	—	51,355	*	51,355	*
Ajay Chopra (5)	6,594,022	21.8%	659,402	5,934,620	17.6%	5,934,620	17.2%
Dave Toth (6)	177,527	*	—	177,527	*	177,527	*
Ashu Garg	—	*	—	—	*	—	*
Russell Fradin (7)	35,416	*	—	35,416	*	35,416	*
Jack Lazar (8)	54,530	*	—	54,530	*	54,530	*
All executive officers and directors as a group (9 persons) (9)	9,449,180	30.3%	861,052	8,588,128	24.8%	8,588,128	24.2%
5% Stockholders:
Entities affiliated withTrinity TVL X, LLC (10)	6,594,022	21.8%	659,402	5,934,620	17.6%	5,934,620	17.2%
Entities affiliated with Foundation Capital, LLC(11)	7,885,229	26.0%	394,400	7,490,829	22.2%	7,490,829	21.7%
John E. Hughes (12)	1,967,737	6.5%	—	1,967,737	5.8%	1,967,737	5.7%
Other Selling Stockholders:
Entities affiliated with Northgate Capital, L.L.C.(13)	445,794	1.5%	445,794	—	—	—	—
SingTel Innov8 Pte. Ltd.(14)	617,780	2.0%	62,000	555,780	1.6%	555,780	1.6%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	This table is based upon the most current information supplied to us by current and former named executive officers, executive officers and directors of the Company and upon information gathered by us about principal stockholders known to us based on a Schedule 13G or 13D filed with the SEC. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.
(2)	Consists of (i) 1,657,900 shares held of record by Mr. Wilson, (ii) 377,044 shares subject to options exercisable within 60 days of March 31, 2015, (iii) 49,500 shares held of record by his children, and (iv) 500 shares held of record by his niece and nephew.
(3)	Consists of (i) 12,458 shares held of record by Mr. Eadie and (ii) 135,966 shares subject to options exercisable within 60 days of March 31, 2015.
(4)	Consists of (i) 6,613 shares held of record by Mr. Schotland, (ii) 41,774 shares subject to options exercisable within 60 days of March 31, 2015, and 2,968 shares subject to RSUs exercisable within 60 days of March 31, 2015.
(5)	Consists of shares held by Trinity Ventures X, L.P., Trinity X Entrepreneurs’ Fund, L.P and Trinity X Side-By-Side Fund, L.P. Mr. Chopra may be deemed to have shared voting and investment power over the shares held by these limited entities. See footnote (10) below for additional details.
(6)	Consists of (i) 138,465 shares held of record by Mr. Toth, (ii) 38,541 shares subject to options exercisable within 60 days of March 31, 2015 and (iii) 521 shares subject to RSUs exercisable within 60 days of March 31, 2015.
(7)	Consists of (i) 17,708 shares held of record by Mr. Fradin and (ii) 17,708 shares subject to options exercisable within 60 days of March 31, 2015.
(8)	Consists of (i) 10,000 shares held of record by Mr. Lazar, and (ii) 44,530 shares subject to options exercisable within 60 days of March 31, 2015.

(9)	Consists of (i) 8,525,739 shares beneficially owned by our current directors and executive officers, (ii) 921,201 shares subject to options exercisable within 60 days of March 31, 2015 and (iii) 2,240 shares subject to RSUs exercisable within 60 days of March 31, 2015.
(10)	Based on information reported on a Schedule 13D filed with the SEC on August 5, 2014, consists of (i) 6,494,443 shares held by Trinity Ventures X, L.P., (ii) 62,802 shares held by Trinity X Entrepreneurs’ Fund, L.P., and (iii) 36,777 shares held by Trinity X Side-By-Side Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Karan Mehandru, Daniel Scholnick, Nina Labatt and TVL Management Corporation. The address for each of these aforementioned entities is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.
(11)	Based on information reported on a Schedule 13D filed with the SEC on August 4, 2014, consists of (i) 7,798,097 shares held by Foundation Capital VI, LP (FC6), and (ii) 87,132 shares held by Foundation Capital VI Principals Fund, LLC (FC6P). Foundation Capital Management Co.VI, LLC (FCM6) serves as the sole general partner of FC6 and serves as the manager of FC6P. William Elmore, Paul Koontz, Mike Schuh, Paul Holland, Richard Redelfs, Charles Moldow, Steve Vassallo and Warren Weiss are managers of FCM6. FCM6 possesses voting and dispositive power over the shares owned by FC6 and FC6P. As managing members of FCM6, Messrs. Elmore, Koontz, Schuh, Holland, Redelfs, Moldow, Vassallo, and Weiss may be deemed to share voting and investment power over the shares owned by FC6 and FC6P. The principal business address for all entities affiliated with Foundation Capital is 250 Middlefield Road, Menlo Park, CA 94025.
(12)	Consists of (i) 1,550,000 shares held of record by the John Edward Hughes and Jeanne Marie Nilsen Hughes Living Trust u/a/d July 27, 2013 for which Mr. Hughes serves as trustee, (ii) 200,000 shares held of record by the John E. Hughes Grantor Retained Annuity Trust u/a/d April 16, 2014 for which Mr. Hughes serves as trustee, (iii) 4,020 shares held of record by Mr. Hughes and (iv) 213,717 shares subject to options exercisable within 60 days of March 31, 2015.
(13)	Consists of (i) 170,970 shares held by NCD SWIB, L.P., (NCD SWIB), (ii) 164,130 shares held by Northgate Venture Growth III, L.P. f/k/a NCD Partners II, L.P. (NVG III), (iii) 97,238 shares held by NCD SWIB Opportunities , L.P. (SWIB Opportunities), and (iv) 13,456 shares held by Northgate Partners, a Delaware Multiple Series LLC (Northgate Partners). NCD Management VII, L.L.C. (NDC Management) is the sole general partner of NVG III and NCD SWIB and may be deemed to beneficially own the shares held by NVG III and NCD SWIB. NCD SWIB Management, LLC (SWIB Management) is the sole general partner of SWIB Opportunities and may be deemed to beneficially own the shares held by SWIB Opportunities. Northgate Capital, L.L.C. is the sole managing member of NCD Management and SWIB Management and may be deemed to own the shares held by NVG III, NCD SWIB and SWIB Opportunities. The address for these entities is 649 San Ramon Valley Boulevard, Danville, CA 94526, Attention: Brent Jones. The share totals presented above reflect a distribution to the entities’ limited partners of 1,337,421 shares that occurred after March 31, 2015.
(14)	Consists of 617,780 shares held of record by SingTel Innov8 Pte. Ltd.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock, as in effect upon the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of March 31, 2015, there were 30,274,376 shares of our common stock outstanding and held of record by 62 stockholders. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of our preferred stock outstanding at the time, for as long as such stock is outstanding, the holders of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for dividends. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of stockholders, with the directors in other classes continuing for the remainder of their three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

No shares of preferred stock are outstanding.

Undesignated Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to determine for each such series of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law, in each case without further vote of action by our stockholders. Our board of directors is also able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options and RSUs

As of March 31, 2015, there were 4,959,143 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our equity plans with a weighted average exercise price of $5.62 per share and 1,202,313 shares of our common stock subject to RSUs.

Registration Rights

Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investor rights agreement dated as of December 10, 2012, as amended, or IRA, and are described in additional detail below. The registration rights provided for in the IRA will expire five years following the closing of our IPO with respect to all stockholders that are entitled to registration rights, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three-month period.

Subject to certain conditions, we will pay the registration expenses of the holders of the shares registered pursuant to the registrations described below, including up to $25,000 for the reasonable fees and disbursements of one counsel for holders of such shares. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include in the offering.

Demand Registration Rights

Upon completion of this offering, the holders of approximately 10.9 million shares of our common stock are entitled to certain demand registration rights. At any time after the effective date of our IPO, the holders of at least 20% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights

Upon completion of this offering, if we propose to register any of our securities under the Securities Act, in connection with the public offering of such securities solely for cash, the holders of approximately 10.9 million shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to (i) a company stock plan, (ii) the exchange of securities in certain corporate reorganizations, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

Upon completion of this offering, the holders of approximately 10.9 million shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1 million. These holders may make an unlimited number of requests for registration on Form S-3; provided, however, we will not be required to effect a registration on Form S-3 if (i) if we have effected one such registration within the preceding twelve-month period; (ii) if we have effected a registration of securities in connection with a public offering within the preceding 180 day period; (iii) if Form S-3 is not available for such offering by such holders; or (iv) we determine that it would be seriously detrimental to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 120 days from the date of request, provided that we have not utilized this right more than once in any 12-month period.

Anti-Takeover Matters

Charter and Bylaw Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

Classified Board of Directors

Our amended and restated bylaws established a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that there shall be no cumulative voting.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws provide that a majority of the members of our board of directors then in office, the Chairman of the Board, the Chief Executive Officer or the President may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limits the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establishes advance notice procedures for stockholders seeking to bring business before an annual or special meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated bylaws.

Amendment to Bylaws and Charter

The amendment of the provisions in our amended and restated certificate of incorporation requires approval by holders of at least 66  2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law. The amendment of the provisions in our amended and restated bylaws requires approval by either a majority of our board of directors or holders of at least 66  2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person or entity who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Choice of Forum

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Director Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our amended and restated bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, including an exception for indemnification in connection with a proceeding initiated by such persons; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “TUBE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise or settlement of outstanding options and RSUs, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a portion of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2015, and after giving effect to the issuance of 3,500,000 shares of common stock by us in this offering and assuming no exercise by the underwriters of their option to purchase additional shares and no exercise or settlement of outstanding options or RSUs, we will have an aggregate of approximately 33,774,376 shares of common stock outstanding. Of these outstanding shares, all shares of common stock to be sold in this offering, including both the shares sold by us and the shares sold by the selling stockholders, will be freely tradable in the public market without restriction or further registration under the Securities Act, except for any shares held by any of our “affiliates,” as that term is defined in Rule 144 of the Securities Act. Of our outstanding shares, 18,251,957 shares of common stock outstanding after this offering will be restricted as a result of securities laws and 21,122,182 shares of common stock will be subject to restrictions on transfer under the lock-up agreements described below. Restricted shares may be sold in the public market only (i) upon expiration of any applicable lock-up agreement and (ii) if registered or if their resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each as described below.

In addition, of the 6,161,456 shares of our common stock that were subject to stock options and RSUs outstanding as of March 31, 2015, options to purchase 2,386,525 shares of common stock were vested as of March 31, 2015 and, upon exercise or settlement, these shares will be eligible for sale, subject to the lock-up agreements described in this section and Rule 144 and Rule 701 under the Securities Act.

Lock-up Agreements

In addition, we, our executive officers, directors and the selling stockholders have agreed that, subject to certain exceptions, for a period of 90 days after the date of the final prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable or exercisable for shares of our capital stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, any of the economic consequences of ownership of the securities. Exceptions to these restrictions include transfers (i) as bona fide gifts, (ii) by will or intestate succession, (iii) to a trust for the benefit of the security holder or such holder’s immediate family, (iv) from a business entity to an affiliated business entity or to its equity holders, (v) upon receipt of shares of common stock of the company resulting from the exercise or vesting of warrants or equity awards, including transfers to us for the payment of taxes due as a result of such vesting or exercise, (vi) pursuant to a company repurchase of shares of common stock issued pursuant to an employee benefit plan, (vii) in connection with a change of control, (xiii) by operation of law or (ix) court order. The foregoing permitted transfers are generally subject to the delivery of a lock-up agreement by the acquiror of the shares and include limitations on transfers for value and transfers by our directors and officers. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their discretion, release any of the securities subject to these lock-up agreements at any time, which in case of officers and directors, shall be with notice to us at least three business days prior to the effective date of the release. We have agreed in the underwriting agreement to announce the impending release by press release at least two business days prior to the effective date of the release. See “Underwriting” for further information.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 337,744 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to compliance with the Exchange Act periodic reporting requirements for at least 90 days before the sale, and subject to the lock-up agreements described above. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our IPO that was completed in reliance on Rule 701 and complied with the requirements of Rule 701, subject to the lock-up agreements described above, are eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, the holders of approximately 10.9 million shares of our common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Subject to the lock-up agreements described above, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for such shares, subject to restrictions imposed on shares held by affiliates, and a large number of shares may be sold into the market. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statement on Form S-8

We have filed registration statements covering all shares reserved for future issuance under our equity compensation plans. Accordingly, after expiration of lock-up agreements, shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with us and requirements that apply to affiliates under Rule 144 described above.

10b5-1 Plans

Certain of our employees, including certain of our executive officers and directors, have entered into or may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. These plans permit the automatic trading of our common stock by an independent person (such as a stock broker) who is not aware of material, nonpublic information at the time of the trade and generally provide for sales to occur from time to time.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of certain material U.S. federal income tax consequences to non-U.S. holders with respect to their ownership and disposition of our common stock issued pursuant to this offering. In general, a “non-U.S. holder” is any beneficial owner of our common stock who is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are generally taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income taxation and does not discuss the potential application of the net investment income tax, alternative minimum tax, U.S. federal estate and gift tax, or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws.

If a partnership or any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a person treated as a partner for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Accordingly, a partnership or other entity taxed as a partnership that holds our common stock, and partners in such partnerships, should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

The following discussion is for general information only and is not tax advice. Prospective investors are urged to consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the U.S. federal non-income, state, local, and non-U.S. tax considerations of acquiring, owning and disposing of shares of our common stock.

Dividends

As described above under the heading “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain from the sale of stock as described below under the heading “Gain on Sale or Other Disposition of Common Stock.”

Dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN or IRS Form W-8BEN-E, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder provides the required forms, usually an IRS Form W-8ECI, or any successor form, to the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding foreign account tax compliance, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which gain may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding, currently at a rate of 28%. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN or W-8BEN-E (or successor forms). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Investors should consult their own tax advisor regarding these requirements and whether they may be relevant to the ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF PROPOSED CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below and joint bookrunning managers for this offering. Citigroup Global Markets Inc. is also acting as a joint bookrunning manager for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
J.P. Morgan Securities LLC	1,973,717
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,973,717
Citigroup Global Markets Inc.	789,488
JMP Securities LLC	263,162
Oppenheimer & Co. Inc.	263,162

Total	5,263,246

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.4725 per share. After the offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase 789,486 additional shares.

	Per Share	Without Option	With Option
Public offering price	$15.750000	$82,896,125	$95,330,529
Underwriting discount	$0.826875	$4,352,047	$5,004,853
Proceeds, before expenses, to TubeMogul	$14.923125	$52,230,938	$64,012,536
Proceeds, before expenses, to the selling stockholders	$14.923125	$26,313,140	$26,313,140

The expenses of the offering to us, not including the underwriting discount, are estimated at $1,200,000 and are payable by us. This amount includes legal, accounting and printing costs; an amount not to exceed $30,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering; and various other fees associated with the registration and listing of our common stock. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 789,486 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The selling stockholders have not granted such an option to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “TUBE.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering certain of the underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the selling stockholders, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	(as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California. The underwriters are being represented by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of TubeMogul, Inc. as of December 31, 2013 and 2014, and for each of the years in the three-year period ended December 31, 2014, appearing in this Prospectus and Registration Statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site www.sec.gov.

We are subject to information and periodic reporting requirements of the Exchange Act and we are required to file annual, quarterly and current reports, proxy statements, and other information with the SEC. We also maintain a website at www.tubemogul.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus does not include or incorporate by reference the information contained in, or that can be accessed through, our website into this prospectus.

TUBEMOGUL, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TubeMogul, Inc.:

We have audited the accompanying consolidated balance sheets of TubeMogul, Inc. and subsidiaries (the Company) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TubeMogul, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

March 31, 2015

TUBEMOGUL, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$19,475	$46,592
Accounts receivable, net of allowance for doubtful accounts of $714 and $1,369, respectively	46,920	88,457
Prepaid expenses and other current assets	1,420	2,322
Total current assets	67,815	137,371

Property, equipment and software, net	1,467	3,902
Deferred tax assets	468	287
Restricted cash	334	742
Other assets	531	405

Total assets	$70,615	$142,707

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,032	$19,087
Accrued liabilities	34,414	50,438
Convertible note	419	—
Current portion of note payable, net of discount	1,416	1,362
Convertible preferred stock warrant liability	684	—
Deferred revenue	467	302
Deferred tax liabilities	468	276

Total current liabilities	41,900	71,465
Deferred rent	97	601
Note payable, net of current portion and discount	1,363	—

Total liabilities	43,360	72,066
Commitments and contingencies (Note 6)
Stockholders’ equity:
Convertible preferred stock:
Series A; $0.001 par value; 4,177,390 and 0 shares authorized as of December 31, 2013 and 2014; 2,088,704 and 0 shares issued and outstanding as of December 31, 2013 and 2014, respectively	2	—
Series A-1; $0.001 par value; 7,847,028 and 0 shares authorized as of December 31, 2013 and 2014; 3,846,357 and 0 shares issued and outstanding as of December 31, 2013 and 2014, respectively	4	—
Series B; $0.001 par value; 10,298,658 and 0 shares authorized as of December 31, 2013 and 2014; 5,149,330 and 0 shares issued and outstanding as of December 31, 2013 and 2014, respectively	5	—
Series C; $0.001 par value; 8,851,871 and 0 shares authorized as of December 31, 2013 and 2014; 4,425,939 and 0 shares issued and outstanding as of December 31, 2013 and 2014, respectively	5	—
Preferred stock; $0.001 par value; 0 and 10,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 0 shares issued and outstanding as of December 31, 2013 and 2014	—	—
Common stock; $0.001 par value; 62,000,000 and 200,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 6,674,757 and 29,837,892 shares issued and outstanding as of December 31, 2013 and 2014, respectively	7	30
Additional paid-in capital	46,116	94,013
Accumulated deficit	(18,841)	(23,285)
Accumulated other comprehensive loss	(43)	(117)

Total stockholders’ equity	27,255	70,641

Total liabilities and stockholders’ equity	$70,615	$142,707

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31,
	2012	2013	2014
Revenue:
Platform Direct	$5,433	$19,331	$49,231
Platform Services	28,726	37,883	65,012

Total revenue	34,159	57,214	114,243

Cost of revenue	16,374	19,698	33,941

Gross profit	17,785	37,516	80,302

Operating expenses:
Research and development	7,364	11,837	22,142
Sales and marketing	10,384	21,378	38,133
General and administrative	4,931	10,477	21,615

Total operating expenses	22,679	43,692	81,890

Gain on sale of InPlay	1,950	—	—

Loss from operations	(2,944)	(6,176)	(1,588)

Other (expense) income, net:
Loss on extinguishment of convertible notes	—	—	(538)
Interest expense, net	(232)	(169)	(216)
Change in fair value of convertible preferred stock warrant liability	(154)	(388)	168
Foreign exchange loss	(141)	(618)	(1,987)

Other expense, net	(527)	(1,175)	(2,573)

Net loss before income taxes	(3,471)	(7,351)	(4,161)
Provision for income taxes	(94)	(60)	(283)

Net loss	$(3,565)	$(7,411)	$(4,444)

Basic and diluted net loss per share attributable to common stockholders	$(0.55)	$(1.12)	$(0.22)
Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	6,433,819	6,612,621	19,928,003

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Years Ended December 31,
	2012	2013	2014
Net loss	$(3,565)	$(7,411)	$(4,444)
Other comprehensive loss:
Foreign currency translation adjustments	(1)	(42)	(74)

Comprehensive loss	$(3,566)	$(7,453)	$(4,518)

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands, except share data)

	Series A convertible preferred stock		Series A-1 convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2012	2,088,704	$2	3,846,357	$4	5,149,330	$5	—	$—	—	$—	6,381,170	$7	$16,277	$(7,865)	$—	$8,430
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	—	—	195,808		51	—	—	51
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	430	—	—	430
Issuance of Series C convertible preferred stock net of issuance costs of $93,307	—	—	—	—	—	—	2,740,567	3	—	—	—	—	17,648	—	—	17,651
Issuance of stock warrants for common stock to bank related to loan facility	—	—	—	—	—	—	—	—	—	—	—	—	13	—	—	13
Unrealized exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,565)	—	(3,565)

Balances, December 31, 2012	2,088,704	$2	3,846,357	$4	5,149,330	$5	2,740,567	$3	—	$—	6,576,978	$7	$34,419	$(11,430)	$(1)	$23,009
Issuance of Series C convertible preferred stock net of issuance costs of $0	—	—	—	—	—	—	1,685,372	2	—	—	—	—	10,911	—	—	10,913
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	—	—	97,779		25	—	—	25
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	761	—	—	761
Unrealized exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,411)	—	(7,411)

Balances, December 31, 2013	2,088,704	$2	3,846,357	$4	5,149,330	$5	4,425,939	$5	—	$—	6,674,757	$7	$46,116	$(18,841)	$(43)	$27,255
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	—	—	372,025	—	379	—	—	379
Conversion of convertible preferred stock to common stock	(2,088,704)	(2)	(3,846,357)	(4)	(5,149,330)	(5)	(4,425,939)	(5)	—	—	15,510,330	16	—	—	—	—
Cashless exercise of stock warrants to common stock	—	—	—	—	—	—	—	—	—	—	93,280	—	516	—	—	516
Issuance of common stock from initial public offering, net of issuance costs of $3,349	—	—	—	—	—	—	—	—	—	—	7,187,500	7	43,435	—	—	43,442
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	3,543	—	—	3,543
Unrealized exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	(74)
Excess tax benefit	—	—	—	—	—	—	—	—	—	—	—	—	24	—	—	24
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,444)	—	(4,444)

Balances, December 31, 2014	—	$—	—	$—	—	$—	—	$—	—	$—	29,837,892	$30	$94,013	$(23,285)	$(117)	$70,641

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(3,565)	$(7,411)	$(4,444)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	89	322	864
Amortization of premium on certificates of deposits	8	—	—
Amortization of debt issuance costs	22	—	—
Loss (gain) on change in value of convertible preferred stock warrant liability	154	388	(168)
Loss on disposal of equipment	15	6	—
Provision for doubtful accounts	191	539	903
Provision for credit memos	—	—	1,875
Stock-based compensation expense	430	761	3,543
Gain on sale of InPlay	(1,950)	—	—
Deferred income taxes	—	—	(11)
Loss on extinguishment of convertible notes	—	—	538
Changes in operating assets and liabilities:
Accounts receivable	(17,258)	(24,341)	(44,315)
Prepaid expenses and other current assets	(133)	(1,100)	(902)
Payments of costs related to initial public offering	—	—	(3,349)
Other assets	(43)	(192)	126
Accounts payable	1,430	(637)	15,055
Accrued liabilities	8,741	23,423	16,024
Deferred rent	(99)	55	504
Deferred revenue	39	162	(165)
Deferred offering costs	—	(129)	—

Net cash used in operating activities	(11,929)	(8,154)	(13,922)

Cash flows from investing activities:
Increase in restricted cash	—	(334)	(408)
Proceeds from sale of InPlay	1,950	—	—
Proceeds from certificates of deposit maturing	2,945	—	—
Purchases of property, equipment and software	(210)	(1,439)	(3,299)

Net cash provided by (used in) investing activities	4,685	(1,773)	(3,707)

Cash flows from financing activities:
Proceeds from issuance of common stock in initial public offering, net of underwriting discounts and commission	—	—	46,791
Proceeds from issuance of Series C preferred stock, net of issuance cost	17,651	10,913	—
Proceeds from notes payable	4,250	—	—
Repayments on notes payable	(736)	(1,351)	(1,417)
Proceeds from line of credit	—	100	11,800
Repayment of line of credit	—	(100)	(11,800)
Proceeds from issuance of convertible note	232	187	—
Repayment of convertible note	—	—	(957)
Proceeds from options exercised	51	25	379
Excess tax benefit	—	—	24

Net cash provided by financing activities	21,448	9,774	44,820

Effect of exchange rate changes on cash and cash equivalents	(1)	(42)	(74)

Net increase (decrease) in cash and cash equivalents	14,203	(195)	27,117
Cash and cash equivalents, beginning of year	5,467	19,670	19,475

Cash and cash equivalents, end of year	$19,670	$19,475	$46,592

Supplemental disclosures:
Cash paid for income taxes	$1	$1	$97
Cash paid for interest	132	170	226
Warrants issued as debt issuance cost	13	—	—
Conversion of preferred stock to common stock	—	—	16
Conversion of preferred stock warrants to common stock warrants	—	—	516
Cashless exercise of stock warrants to common stock	—	—	82
Deferred offering costs recorded in accounts payable and accrued liabilities	—	126	—

See accompanying notes to consolidated financial statements.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data and where otherwise noted)

1. The Company and its Significant Accounting Policies

The Company

TubeMogul, Inc., a Delaware corporation (the Company), is an enterprise software company for brand advertising. The Company’s customers include many of the world’s largest brands and their media agencies.

The Company’s headquarters are in Emeryville, California and it has offices in Chicago, Detroit, Kiev, London, Los Angeles, New York, Paris, Shanghai, Singapore, Sydney, Tokyo, and Toronto.

On July 23, 2014, the Company consummated its initial public offering (IPO) of 7,187,500 shares of common stock at an offering price of $7 per share. The shares sold in the offering included 937,500 shares sold by the Company pursuant to the underwriters’ full exercise of their over-allotment option. The net proceeds to the Company from the offering were $46.8 million after deducting underwriting discounts and commissions, and before deducting total expenses in connection with the offering of $3.3 million.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts and credit memos, useful lives for depreciation and amortization, loss contingencies, valuation of deferred tax assets, provisions for uncertain tax positions, capitalization of software costs and assumptions used for valuation of stock-based compensation and convertible preferred stock warrant liability. Actual results could differ from those and other estimates.

Principles of Consolidation and Basis of Presentation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue related to the utilization of its advertising platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been provided to the customer, collection of the fees is reasonably assured, and fees are fixed or determinable. Arrangements with customers do not provide the customer with the right to take possession of the software or platform at any time. The Company generates revenue from its platform through its Platform Direct and Platform Services offerings. Revenue for both Platform Direct and Platform Services is recognized when the advertisement is displayed. The Company’s arrangements are cancellable by the customer as to any unfulfilled portion of a campaign without penalty. Media is purchased on the Company’s platform on a real-time basis and purchasing ceases upon cancellation. For the Company’s Platform Services arrangements once the advertising is delivered in accordance with the terms of the insertion order, the related amounts earned for such advertising delivery are non-refundable.

The Company’s Platform Direct arrangements are evidenced by signed contracts. The Platform Services arrangements are evidenced through direct insertion orders. Revenue is recognized during the period in which the advertising is delivered. The Company also maintains processes to determine the collectability of amounts due from customers. To the extent any of the revenue recognition criteria are not met, the Company defers revenue.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

Amounts that have been invoiced for services are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria outlined above have been met. In instances where customers prepay, the Company will defer recognition of revenue until the criteria outlined above are met and actual ads have been delivered during the period based on the terms specified in the agreement with the customer.

In accordance with ASC Topic 605, Revenue Recognition, paragraph 45-1, the Company recognizes revenue on a gross or net basis for each model based on its determination as to whether the Company is acting as the principal in the revenue generation process or as an agent.

Indicators that an entity is acting as a principal include: (a) the entity has the primary responsibility (primary obligor) for providing the goods or services to the customer or for fulfilling the order; (b) the entity has inventory risk before or after the customer order; (c) the entity has latitude in establishing prices, either directly or indirectly; and (d) the entity bears the customer’s credit risk for the amount receivable from the customer.

Indicators that an entity is acting as an agent exist when it does not have exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. One key feature indicating that an entity is acting as an agent is that the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.

Platform Direct — Platform Direct provides customers with self-serve capabilities for real-time media buying, serving, targeting, optimization and brand measurement. The Company enters into contracts with customers under which fees earned by the Company are based on a utilization fee that is a percentage of media spend through the platform as well as fees for additional features offered through the Company’s platform. These features are delivered concurrently with the related advertising. Due to the fact that the features are delivered concurrently, the Company does not allocate revenue between the two elements.

The Company recognizes revenue for Platform Direct on a net basis primarily based on the Company’s determination that it is not deemed to be the primary obligor, does not have inventory risk as the customer chooses the inventory to purchase on a real-time basis, the actual cost of the campaign is determined by the customer through the real-time bidding process, through management of the campaign the customer can define supplier preferences or specific suppliers from a list the Company maintains, and the amount earned by the Company is fixed based on a percentage of the media spend of a customer’s campaign.

Platform Services — Platform Services provide customers the opportunity to utilize the Company’s platform on a managed service basis, whereby the Company delivers video advertisements based upon a pre-agreed set of fixed objectives with an advertiser or agency. The Company enters into customer agreements through discrete binding insertion orders with fixed price commitments which are determined prior to the launch of an advertising campaign.

For Platform Services, the Company recognizes revenue on a gross basis primarily based on the Company’s determination that it is subject to the risk of fluctuating costs from its media vendors, has latitude in establishing prices with its customer, has discretion in selecting media vendors when fulfilling a customer’s campaign, and has credit risks.

Cost of Revenue

Cost of revenue is comprised primarily of media costs. Media costs consist of advertising impressions the Company purchases from sources of advertising inventory in connection with its Platform Services offering. The

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

Company typically pays for these impressions on a cost per thousand impression (CPM) basis. Cost of revenue also includes technical infrastructure costs which include the cost of internal and third-party servers and related services, internet access costs and amortization of internal use software development costs on revenue-producing technologies.

Capitalized Internal-Use Software Development Costs

For web site development costs and development costs related to the Company’s platform, the Company capitalizes qualifying computer software costs which are incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred to research and development. The Company capitalizes costs when preliminary efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. The Company capitalized $636 and $523 in internal-use software development costs related to platform enhancement and website development cost during the years ended December 31, 2013 and 2014. These costs are included in property, equipment and software, net on the consolidated balance sheets. Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Costs for research and development efforts have been expensed as incurred and relate primarily to payroll costs incurred in the development of the platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents consist of short-term money market instruments held at reputable financial institutions. Amounts held on deposit at financial institutions may exceed Federal Deposit Insurance Corporation (FDIC) insured limits. To date, the Company has not experienced any losses on such deposits.

Restricted Cash

Restricted cash at December 31, 2013 and December 31, 2014 represents cash restricted for the Company’s irrevocable standby letters of credit in the amount of $334 and $742, respectively for the benefit of certain of the Company’s real property lessors.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management’s evaluation of outstanding accounts receivable. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. The Company analyzes specific accounts receivable, historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms when evaluating the adequacy of the allowance for bad debts. Accounts receivable are written off when no future collection is possible.

Many of the Company’s contracts with advertising agencies provide that if the brand (i.e., the agency’s customer) does not pay the agency, the agency is not liable to the Company and the Company must seek payment from the brand. Accordingly, the Company considers the creditworthiness of the brand in establishing its allowance for doubtful accounts. However, since inception, the Company has not had to initiate collection efforts directly with any brands where the contract was with an advertising agency.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

The following table presents the changes in the allowance for doubtful accounts:

	Years Ended December 31,
	2012	2013	2014
Balance, beginning of year	$(200)	$(350)	$(714)
Additions to allowance	(191)	(539)	(903)
Write offs, net of recoveries	41	175	248

Balance, end of year	$(350)	$(714)	$(1,369)

Beginning in Q1 2014 the Company established a reserve for credit memos. On a quarterly basis, the amount of revenue that is reserved for credit memos is calculated based on the Company’s historical trends and data specific to each reporting period. The Company reviews the actual credit memos issued in prior quarters as they relate to prior periods and establishes a rate at which credit memos effect prior periods. The Company then applies the established rate to the current period revenue as a basis for estimating future credit memos. For the years ended December 31, 2012 and 2013, the Company did not have a credit memo reserve as the amounts of credit memos had been historically insignificant.

The following table presents the changes in the allowance for credit memos:

Year Ended December 31, 2014
Balance, beginning of year	$—
Additions to allowance	(1,875)
Write offs, net of recoveries	1,415

Balance, end of year	$(460)

Property, Equipment and Software, net

Property, equipment and software, net are carried at cost and are depreciated on the straight-line basis over their estimated useful lives of three to seven years. Repairs and maintenance are charged to expense as incurred, and improvements are capitalized. When the assets are sold or retired or otherwise disposed of, their cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss reflected as an operating item in the accompanying consolidated statements of operations.

Leasehold improvements are amortized on a straight-line basis over the remaining term of the lease, or the useful life of the assets, whichever is shorter.

Construction in process mainly consists of leasehold improvements and furniture at the Company’s offices under construction, as well as server equipment that has not been placed in service as of December 31, 2014. Upon completion of construction, the assets will be depreciated over the shorter of their useful lives or the remaining lease term. Upon commencement of the use of the server, it will be depreciated over the useful life of the server, which will be determined upon commencement of the use.

Fair Value Measurement and Financial Instruments

The Company measures the fair value of its financial instruments in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Fair Value Measurements. Under this

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair values of all reported assets and liabilities that represent financial instruments, the Company uses the carrying market values of such amounts. The provision establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities at December 31, 2013 and December 31, 2014, measured at fair value on a recurring basis:

	Financial Instruments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$19,475	$—	$—	$19,475

Liability:
Warrant Liability	$—	$—	$684	$684

	Financial Instruments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$46,592	$—	$—	$46,592

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

In fiscal year 2010, the Company issued a Series A-1 preferred stock warrant that contained a price protection clause that provided that the exercise price of the warrants was to be adjusted downwards upon the Company issuing Additional Stock (as defined in the warrant agreement) at more favorable pricing. As a result of this price protection clause, the Company determined that the warrant was not considered indexed to the Company’s own stock and as a result recorded the warrant as a liability measured at fair value at the time of issuance. Prior to the conversion of all Company preferred stock as a result of the IPO, the Company recorded “mark-to-market” adjustments each reporting period under other income expense, net. As the warrant’s fair value is based on significant inputs that were not observable in the market, they were categorized as Level 3. Changes in warrant liability (see Note 4) consisted of the following during:

	Years Ended December 31,
	2013	2014
Balance, beginning of year	$296	$684
Change in fair value of convertible preferred stock warrant liability	388	(168)
Conversion of preferred stock warrants to common stock warrants	—	(516)

Balance, end of year	$684	$—

Since all carrying amounts approximate fair value, no other comprehensive income or loss has been recognized. There were no sales, purchases, settlements, or other transfers in or out of Level 3 liabilities.

Other financial instruments not measured at fair value on the accompanying consolidated balance sheets at December 31, 2013 and December 31, 2014, but which require disclosure of their fair values include accounts receivable, accounts payable, accrued expenses and debt. The estimated fair values of such instruments at December 31, 2013 and December 31, 2014 approximated their carrying values due to being short term in nature. The fair values of all of these instruments are categorized as Level 2 in the fair value hierarchy.

Quantitative Information about Level 3 Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company’s convertible preferred stock warrant:

	Fair Value at December 31, 2013	Fair Value December 31, 2014	Valuation technique	Significant unobservable input
Convertible preferred warrant liability	$684	$—	Monte Carlo Simulation	Value of underlying Series A-1 preferred stock, volatility, and expected term.

Sensitivity to Changes in Significant Unobservable Inputs

The significant unobservable inputs used in the fair measurement of the warrant are the volatility of the underlying stock value, expected term, and the value of the Company’s Series A-1 preferred stock. Significant increases (decreases) in these unobservable inputs in isolation could have resulted in a significantly different fair value measurement.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss (NOL) and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the net amount that is more likely than not to be realized.

The Company utilizes a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not (MLTN) to be sustained upon examination. The MLTN standard is met when the likelihood of occurrence is greater than 50%. Measurement, step two, is addressed only if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is MLTN to be realized upon ultimate settlement with tax authorities. If a position does not meet the MLTN threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the MLTN standard is met, the issue is resolved with the tax authority, or the statute of limitations expires. Positions previously recognized are derecognized when the Company subsequently determines that the position is no longer MLTN to be sustained.

The Company recognizes interest and penalties related to income taxes in its provision for income tax.

Accounting for Impairment of Long-Lived Assets

The Company evaluates the recoverability of property, equipment and software and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. There were no impairment charges recorded in any of the periods presented.

Advertising Costs

The Company’s policy is to expense all advertising costs as incurred. Advertising expense includes costs for user conferences, tradeshows, print marketing and design consulting. Advertising expense was $1.8 million, $3.8 million and $6.4 million for the years ended December 31, 2012, 2013 and 2014, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company’s stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating share price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

the fair value of each restricted stock unit award to employees on the date of grant and to non-employees on each measurement date based on the fair value of its common stock. The Company calculates the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. For nonemployee consultants, the Company revalues the unvested share based awards at each measurement period. Total expenses for nonemployee share based awards has been immaterial to date.

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company’s current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company’s stock price increases in the future, the Company’s estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation in future periods. The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. In addition, the Company applies an expected forfeiture rate when recording stock-based compensation. To the extent the Company revises this estimate in the future; its stock-based compensation could be materially impacted in the year of revision.

For market based awards, the Company uses the Monte Carlo simulation model to determine the fair value of each market-based award. The determination of the grant date fair value of the awards using a simulation model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the expected life of the awards, risk-free interest rates, and expected dividends. The Company’s current estimate of volatility is based on the volatility of comparable public companies. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. The Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future. Accordingly, the expected dividend yield is zero.

Segments

The Company’s chief operating decision maker (CODM), its Chief Executive Officer, reviews financial information for the Company on a consolidated basis. The Company manages its business on the basis of one operating segment. The Company’s principal decision-making functions are located in the U.S.

Earnings Per Share

The Company applies the two-class method for calculation and presenting earnings per share. Under the two-class method, net income is allocated between common units and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common units according to a pre-determined formula or a contractual obligation to share in the income of the entity. Following the conversion of the preferred stock and preferred stock warrants at the time of the IPO, there are no other participating securities outstanding. Basic net (loss) income per common unit is calculated by dividing the net income by the weighted-average number of common units outstanding for the period. Diluted net income per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. Due to the net losses for the years ended December 31, 2013 and 2014, there is no impact or change in presentation as a result of applying the two-class method.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

Concentration of Risk

As of December 31, 2013 and 2014, there were no customers that accounted for more than 10% of outstanding gross accounts receivable. There were no customers that accounted for more than 10% of revenue during the year ended December 31, 2012, 2013 or 2014. Branches or divisions of an advertiser that operate under distinct contracts are generally considered as separate customers. In particular, the Company treats as separate customers different groups within global advertising agencies if they are based in different jurisdictions or with respect to which the Company negotiated and manages separate contractual relationships.

Foreign Currency Translation and Transactions

The consolidated financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the period. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ equity, on the accompanying consolidated balance sheets. Foreign exchange gain (loss) is impacted by movements in exchange rates and the amount of foreign-currency denominated receivables and payables. The foreign exchange loss in the years ended December 31, 2012, 2013 and 2014 was primarily attributable to the strengthening of the U.S. Dollar in relation to the Australian Dollar, Canadian Dollar, British Pound and Euro for foreign-currency denominated transactions.

Deferred Offering Costs

Deferred offering costs consisted of direct incremental costs related to the Company’s IPO of its common stock. The Company recorded $129 of deferred offering costs in other assets on the Company’s consolidated balance sheets as of December 31, 2013. No deferred offering costs are included as of December 31, 2014. Upon completion of the IPO, the deferred offering costs of $3.3 million were offset against the proceeds of the offering.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. generally accepted accounting principles (GAAP) when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us in the first quarter of 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard it will have on its consolidated financial statements and related disclosures.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

2. Property, Equipment and Software, net

Property, equipment and software, net as of December 31, 2013, and 2014 consisted of the following:

	December 31,
	2013	2014
Computer and office equipment	$607	$1,288
Capitalized internal use software costs	636	1,166
Furniture and fixtures	369	1,049
Software	73	172
Leasehold improvements	202	1,043
Construction in process	—	468

	1,887	5,186
Less accumulated depreciation and amortization	(420)	(1,284)

Total	$1,467	$3,902

Total depreciation and amortization expense, excluding amortization of capitalized internal use software costs, was $89, $232 and $598 for years ended December 31, 2012, 2013, and 2014, respectively. The amortization expense of capitalized internal use software costs was $0, $90, and $266 for years ended December 31, 2012, 2013, and 2014, respectively and is recorded in cost of revenue.

3. Accrued Liabilities

Accrued liabilities at December 31, 2013 and 2014, consisted of the following:

	December 31,
	2013	2014
Accrued media costs	$28,603	$41,436
Sales commissions	1,296	2,826
Payroll and related expenses	1,750	3,757
Other accrued expenses	1,321	679
Customer rebates	1,444	1,740

	$34,414	$50,438

Accrued media costs consist of amounts owed to the Company’s vendors for impressions delivered through December 31, 2013 and 2014.

4. Debt Obligations

Note Payable

Growth Capital Term-Debt and Working Capital Line of Credit

On August 21, 2013, the Company entered into an amended and restated loan and security agreement providing for a growth capital facility and a revolving line of credit. Under the growth capital facility, the Company has the ability to borrow a maximum of $4.25 million in growth capital term loan advances, which

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

bear an interest rate of 4.75% and are secured by the Company’s assets. Under the revolving line of credit, the Company may be advanced up to $20 million based on 80% of eligible accounts receivable less the outstanding growth capital term loan balance at the advance date as defined in the amended agreement. Monthly payments of principal and interest are payable in equal installments.

On April 18, 2014, the Company entered into an amendment to its amended and restated loan and security agreement dated August 21, 2013. The amendment increased the revolving line of credit to $35 million, extended the availability and maturity of the revolving line through April 1, 2016, and added a new $3 million equipment term loan facility. The amendment also introduced a new financial covenant that requires the Company meet certain minimum revenue levels. As of December 31, 2014, the Company had available borrowings under the revolving line of credit of $35 million.

Under the amended and restated loan and security agreement, the Company may borrow under the revolving line of credit up to the lesser of (a) $35 million and (b) a borrowing base equal to 80% of eligible accounts receivable as defined in the agreement. If the Company’s trailing nine-month EBITDA as defined in the amendment is less than $1,000,000, then the outstanding amount of advances under the equipment loan facility are deducted from availability. Advances under the line of credit accrue interest at a floating per annum rate equal to the prime rate as published in the Western Edition Wall Street Journal. While the interest rate applicable to outstanding advances under the revolving line did not change under the amendment, the Company is now required to pay a minimum amount of interest equal to the amount of interest that would accrue per quarter on a notional outstanding principal balance of $2 million, or $1 million if the Company maintains more than $50 million in deposits with the lender.

If the combined amount of the Company’s cash on deposit with the lender, plus the availability under the revolving line of credit is less than $10 million, then the Company is required to deliver additional reporting, collections on accounts receivable are applied to immediately reduce the outstanding amount of advances under the revolving line, and the lender is allowed to take, in good faith, additional reserves against availability under the revolving line.

Under the amended and restated loan and security agreement, the lender has also made available a $3 million equipment loan facility that can be used to finance the costs related to new equipment purchases that are approved by the lender. The Company could request advances under the equipment term loan facility through December 31, 2014, and outstanding amounts under that facility bear interest at a floating annual rate of interest equal to the prime rate plus half of one percent (0.5%). The Company is required to repay each equipment term loan in 36 equal monthly payments of principal plus accrued interest commencing on the first day of the month immediately following the funding of each equipment term loan. There were no outstanding borrowings under the equipment loan facility as of December 31, 2014. This equipment term loan facility expired and was not renewed.

Future Payments

Future principal payments of long-term debt as of December 31, 2014 are as follows:

2015	1,364

Total	$1,364

Discount	(2)
Less current portion	(1,362)

Noncurrent portion of debt	$—

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

Warrants

In connection with a note payable issued in March 2010, the Company issued a warrant to purchase 77,161 shares of Series A-1 preferred stock at a price of $0.8748 per share. The warrant contained a down round protection clause. The Company accounted for the warrant at fair value and recorded it as a liability in accordance with FASB ASC Subtopic 815-40, Derivatives and Hedging Contracts in Entity’s Own Equity. Changes in the fair value of the warrant from the date of issuance up to July 23, 2014, conversion date, were included in the accompanying consolidated statements of operations and comprehensive loss during the year. The fair value of the warrant liability is based on a Monte Carlo Simulation that utilizes various assumptions, including expected term, volatility, risk-free interest rate, share issuance frequency, and exercise price.

On July 23, 2014, upon the closing of the Company’s IPO, the warrant converted from a warrant to purchase Series A-1 preferred stock to a warrant to purchase shares of common stock, and the liability at its then fair value of $516 was reclassified to additional paid-in capital. Prior to this date, all changes in the fair value of the warrant were recorded in other (expense) income in the accompanying unaudited consolidated statements of operations. On August 15, 2014, the warrant was net exercised in full for 69,895 shares of common stock.

The following assumptions were used at December 31, 2013 and July 23, 2014 (date of warrant conversion):

	December 31, 2013	July 23, 2014
Risk-free interest rate	3.04%	2.53%
Expected volatility	80%	80%
Expected lives	6.3 years	5.8 years
Fair value of underlying equity	$9.40	$7.00

The Company recorded the fair value of the warrant at issuance of $56 as a discount to the note payable to be amortized over the three year life of the loan.

The warrant liability recorded by the Company was $684 and $0 at December 31, 2013, and 2014, respectively. A revaluation loss (gain) of $154, $388, and $(168) was recorded during the years ended December 31, 2012, 2013, and 2014, respectively, relating to the change in fair value in each period.

TubeMogul Japan Inc. Financing

In December 2012, the Company’s subsidiary TubeMogul Japan Inc. raised $232 from an investor through the issuance of a convertible note to finance its operations in Japan. In February 2013, the Company’s subsidiary raised an additional $187 in financing from three new investors, of which one is a member of the Company’s Board of Directors, through the issuance of convertible notes, to secure additional financing for our wholly-owned subsidiary in Japan. The notes are non-interest bearing and non-collateralized.

In October 2014, the Company redeemed the convertible notes from all of its investors for $957 (inclusive of a premium to induce repayment), of which the Company recorded $538 as loss on extinguishment of convertible notes in other (expense) income, net in the accompanying consolidated statements of operations.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

5. Stockholders’ Equity

Initial Public Offering

On July 23, 2014, the Company consummated its initial public offering of 7,187,500 shares of common stock at an offering price of $7 per share. The shares sold in the offering included 937,500 shares sold by the Company pursuant to the underwriters’ full exercise of their over-allotment option. The net proceeds to the Company from the offering were approximately $46.8 million after deducting underwriting discounts and commissions, and before deducting total estimated expenses in connection with the offering of $3.3 million. Upon the closing of the IPO, all shares of the Company’s previously outstanding preferred stock automatically converted into shares of common stock and outstanding warrants to purchase the Company’s preferred stock automatically became exercisable for shares of common stock.

Common and Preferred Stock

In connection with the IPO, the Company’s board of directors and stockholders approved the amendment and restatement of the Company’s certificate of incorporation, which was effective immediately following the closing of the IPO on July 23, 2014. Under the Company’s amended and restated certificate of incorporation, the Company is authorized to issue up to 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

The following table presents the shares authorized and issued and outstanding as of the December 31, 2013 and 2014:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A	4,177,390	1,257,838	$1.21	$1,448	$1,525
Series A	—	830,866	0.9093	756	1,007
Series A-1	7,847,028	3,675,129	0.8748	3,128	3,215
Series A-1	—	171,228	0.6998	120	150
Series B	10,298,658	5,149,330	1.942	9,896	10,000
Series C	8,851,871	4,425,939	6.4748	28,564	28,658
Common stock, $0.001 par value	62,000,000	6,674,757

Balance as of December 31, 2013	93,174,947	22,185,087		$43,912	$44,555

Converted	(31,174,947)	(15,510,330)
Preferred stock as of December 31, 2014	10,000,000	—
Common stock, $0.001 par value as of December 31, 2014	200,000,000	29,837,892

(1)	Amounts are net of issuance costs.

6. Commitments and Contingencies

Lease Commitments

At various dates throughout 2013 and during the year ended December 31, 2014, the Company entered into leases and subleases for office space. The leases expire at various dates through 2021.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The Company’s commitments for minimum rentals under these leases as of December 31, 2014 are as follows:

Operating leases
2015	$1,882
2016	1,530
2017	1,078
2018	884
Thereafter	1,694

Total minimum lease payments	$7,068

Rent expense was $555, $1,178, and $2,178 for the years ended December 31, 2012, 2013, and 2014, respectively.

Irrevocable Standby Letter of Credit

On July 2, 2013, the Company entered into an irrevocable standby letter of credit in the amount of $334 for the benefit of its sub landlord. The irrevocable standby letter of credit is for a one-year term and expires on July 2, 2014 and may be canceled prior to the expiration date upon the written request of the beneficiary. The letter of credit was automatically renewed on July 2, 2014 and the expiration date was extended to July 2, 2015.

In February 2014, the Company entered into an irrevocable standby letter of credit in the amount of $408 for the benefit of one of its lessors. The irrevocable standby letter of credit is for a one-year term and expires in February 2015 and may be canceled prior to the expiration date upon the written request of the beneficiary.

The Company is contractually required to keep the letters of credit for the term of the lease, therefore, the letters of credit are recorded as restricted cash and are classified as long-term assets on the consolidated Balance Sheets.

Legal

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

7. Stock-Based Compensation

On July 9, 2007, the board of directors and stockholders of the Company approved and adopted the TubeMogul, Inc. 2007 Equity Compensation Plan (the “2007 Plan”) that permitted the grant of incentive and nonqualified stock options, stock awards (including restricted stock units), and stock appreciation rights to purchase shares of the common stock of the Company. Under the 2007 Plan, shares of common stock are reserved for the issuance of permitted awards to eligible participants. Options granted generally vest and become exercisable over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable for up to 10 years from the date of grant.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

Restricted stock units (RSUs) granted are generally released from restriction over a four-year term from the date of grant, at a rate of 25% after one year, then quarterly on a straight-line basis thereafter. Common shares purchased or issued under the 2007 Plan are subject to certain restrictions.

The Company has authorized and reserved a total of 6,093,703 shares of common stock under the 2007 Plan for the grant of permitted awards to employees, directors, consultants, and other service providers for the Company or related companies. The 2007 Plan terminated effective July 18, 2014, though it continues to govern outstanding awards issued under the 2007 Plan prior to July 18, 2014.

In February 2014, the Company’s board of directors and stockholders approved and adopted the TubeMogul, Inc. 2014 Equity Incentive Plan (2014 Plan), and the 2014 Plan became effective on July 16, 2014, the day immediately preceding the Company’s IPO. The 2014 Plan permits the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance awards and other cash-based or stock-based awards. In addition, the 2014 Plan contains a mechanism through which the Company may adopt a deferred compensation arrangement in the future. Under the 2014 Plan, shares of common stock are reserved for the issuance of permitted awards to eligible participants. Options granted will generally vest and become exercisable over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable for up to 10 years from the date of grant. RSUs granted will generally be released from restriction over a four-year term from the date of grant, at a rate of 25% after one year, then quarterly on a straight-line basis thereafter.

The Company has initially authorized and reserved a total of 2,500,000 shares of common stock under the 2014 Plan for the grant of permitted awards. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31; and (b) an amount determined by the Company’s board of directors. This reserve also will be increased by up to an additional 4,975,000 shares, to include (a) any shares remaining available for grant under the 2007 Plan at the time of its termination; and (b) shares that would otherwise be returned to the 2007 Plan, upon the expiration or termination of awards granted under that plan.

Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Plan.

The shares available under the 2014 Plan will not be reduced by awards settled in cash. The shares available under the 2014 Plan will be reduced by shares withheld to satisfy tax withholding obligations with respect to stock options and stock appreciation rights. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Plan.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

For purposes of the tables below, the 2007 Plan and the 2014 Plan are collectively referred to as the “Plan”. The following table summarizes the Plan’s stock option activity:

	Outstanding number of shares	Weighted- average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
Balance at December 31, 2013	4,290,057	$1.28	8.00	$24,973
Options granted	1,403,056	16.22
Options exercised	(372,022)	1.02
Options canceled	(154,868)	2.33

Balance at December 31, 2014	5,166,223	$5.32	7.75	$83,132

Options exercisable and vested at December 31, 2014	2,405,749	$0.96	6.25	$49,209
Options vested and expected to vest at December 31, 2014	4,987,024	$5.17	7.70	$81,027

The weighted average fair value of options granted was $1.08, $2.64, and $9.87 for the years ended December 31, 2012, 2013, and 2014, respectively. The aggregate intrinsic value of options exercised was $969, $7.4 million, and $2.9 for the years ended December 31, 2012, 2013 and 2014, respectively.

The fair value of options granted to employees is estimated on the date of grant and to non-employees at each measurement period using the Black-Scholes-Merton option valuation model. This stock-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variances include the expected term (weighted average period of time that the options granted are expected to be outstanding), the expected volatility of the Company’s common stock, expected risk-free interest rate, expected dividends. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

The following assumptions were used to calculate the fair value of options for employees:

Years Ended December 31,
	2012	2013	2014
Risk-free interest rate	0.81% to 1.12%	1.18% to 1.98%	1.7% to 2.0%
Dividend yield	— %	— %	— %
Volatility	68% to 71%	68% to 69%	66% to 71%
Expected term	5.8 to 6.1 years	5.5 to 6.6 years	5.6 to 6.4 years

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The following table summarizes the Plan’s RSUs activity:

	Outstanding number of shares	Weighted- Average Grant Date Fair Value	Weighted average remaining contractual life
Balance at December 31, 2013	—	$—	—
RSUs granted	1,090,945	11.80	6.53
RSUs canceled	(92,800)	9.28	—

Balance at December 31, 2014	998,145	$10.99	6.53

The fair value of RSUs granted to employees is estimated on the date of grant and to non-employees at each measurement period using the fair value of the underlying common stock.

At December 31, 2014, there was approximately $23.0 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted average remaining vesting period of approximately 3.5 years at December 31, 2014.

In November 2014, the Company granted market-based performance options for a total of 385,035 shares under the Plan subject to vesting based upon the Company’s achievement of certain market valuations. The vesting conditions are as follows:

Vesting Condition	Number of Options Vested	Achievement of Market Capitalization	Derived Service Period	Vesting period	Period of Expense Recognition
A	154,014 shares	The Company obtains a $700 million market capitalization for 90 consecutive trading days calculated as the closing price of one share of the Company’s stock as reported by NASDAQ multiplied by the total number of outstanding shares as of each date.	18 months	Equal monthly installments over 24 months, beginning one month after the vesting condition is met	42 months
B	231,021 shares	The Company obtains a $1 billion market capitalization for 90 consecutive trading days calculated as the closing price of one share of the Company’s stock as reported by NASDAQ multiplied by the total number of outstanding shares as of each date.	29 months	Equal monthly installments over 24 months, beginning one month after the vesting condition is met	53 months

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The options have an exercise price of $17.04 per share and expire in 10 years. The fair value of the awards subject to market conditions was $4.6 million which will be recognized over the requisite service period and was estimated using a Monte Carlo simulation model with the following assumptions used to estimate the fair value thereof:

Year Ended December 31, 2014
Risk-free interest rate	2.41%
Dividend yield	—%
Volatility	73%
Expected term	10 years

Both the Black-Scholes and the Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the expected term of the award and the price volatility of the underlying stock. Changes in the Black-Scholes and the Monte Carlo valuation assumptions and our related estimates may change the fair value for stock-based compensation and the related expense recognized.

The following table summarizes the effects of stock-based compensation in the Company’s accompanying consolidated statements of operations:

	Years Ended Ended December 31,
	2012	2013	2014
Research and development	$159	$206	$1,094
Sales and marketing	92	230	1,058
General and administrative	179	325	1,391

Total stock-based compensation	$430	$761	$3,543

In July 2014, the Company’s board of directors adopted and the stockholders approved the Company’s 2014 Employee Stock Purchase Plan (ESPP). The ESPP allows eligible employees to purchase shares of the Company’s common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The administrator may, in its discretion, modify the terms of offering periods. Due to the timing of the IPO, the first offering period started July 17, 2014 and will end on February 16, 2015. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company’s common stock on the first trading day of the offering period or on the last day of the offering period. As of December 31, 2014 the Company had 750,000 shares available for sale under the ESPP. The ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year, equal to the least of (a) two percent of the number of shares of Stock issued and outstanding on the immediately preceding fiscal year, or (b) an amount determined by the Board.

8. Net Loss per Share

The Company calculates its basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and convertible preferred stock. In computing diluted net income, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The Company’s basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock, RSUs and preferred and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is antidilutive as the Company had net losses for the years ended December 31, 2012, 2013 and 2014.

The following table sets forth the computation of net loss per common share (in thousands, except per share data):

	Years Ended December 31,
	2012	2013	2014
Net loss	$(3,565)	$(7,411)	$(4,444)
Weighted-average shares used in computing basic and diluted net loss per share	6,433,819	6,612,621	19,928,003

Basic and diluted net loss per share	$(0.55)	$(1.12)	$(0.22)

The following securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2012	2013	2014
Convertible preferred stock	13,824,944	15,510,314	—
Employee stock options	3,023,803	3,695,466	5,166,223
RSUs	—	—	998,145
ESPP	—	—	123,817
Convertible preferred stock warrants	102,161	102,161	—

Total	16,950,908	19,307,941	6,288,185

9. Employee Benefit Plans

The Company started a 401(k) Profit Sharing Plan (401(k) Plan), effective January 1, 2009 for employees who are 21 years of age or older. According to the terms of the Plan, the Company may make a discretionary contribution to the Plan each year, allocable to all plan participants. The Company did not match employee contributions during the year ended December 31, 2014, however, the Company began matching up to 25% of employee contributions starting in fiscal year 2015. The Company is responsible for administrative expenses of the 401(k) Plan.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

10. Income Taxes

Loss before income taxes is attributable to the following geographic locations:

	Years Ended December 31,
	2012	2013	2014
United States	$(3,532)	$(6,955)	$(3,210)
Foreign	61	(396)	(951)

Loss before income tax	$(3,471)	$(7,351)	$(4,161)

The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2012	2013	2014
Current income tax expense:
Federal	$—	$—	$37
State	10	20	37
Foreign	84	40	220

Total current income tax expense	94	60	294
Deferred income tax expense (benefit):
Federal	—	—	—
State	—	—	—
Foreign	—	—	(11)

Total deferred income tax expense (benefit)	—	—	(11)

Total provision for income taxes	$94	$60	$283

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2012, 2013 and 2014.

	Years Ended December 31,
	2012		2013		2014
Loss before income taxes	$(3,471)		$(7,351)		$(4,161)

Expected income tax expense at statutory rate	$(1,180)	34.00%	$(2,499)	34.00%	$(1,415)	34.01%
State taxes — net of federal benefit	(178)	5.13%	(316)	4.30%	(47)	1.13%
Permanent book-tax differences	203	-5.85%	514	-6.99%	1,066	-25.62%
Change in valuation allowance	1,285	-37.02%	2,371	-32.25%	613	-14.73%
Other, net	(36)	1.04%	(10)	0.13%	66	-1.59%

Provision for income taxes	$94	-2.71%	$60	-0.81%	$283	-6.80%

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The tax effects of temporary differences and related deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014
Accrued expenses	$266	$470
Intangible assets	14	12
Stock-based compensation	236	1,072
Reserves and allowances	302	708
Other	50	456
Net operating losses	6,451	5,954

Deferred Tax Assets	$7,319	$8,672

Valuation allowance	(6,804)	(7,417)

Total Deferred Tax Assets	515	1,255

State deferred taxes	(510)	(521)
Depreciation and amortization	(5)	(723)

Total Deferred Tax Liabilities	(515)	(1,244)

Net Deferred Tax Assets/(Liabilities)	$—	$11

Based on the available objective evidence, management believes it is more-likely-than not that the net deferred tax assets were not fully realizable as of the year ended December 31, 2014. Accordingly, the Company has established a valuation allowance against its net deferred tax assets.

For the year ended December 31, 2014, the Company has not provided for income taxes on its undistributed earnings for foreign subsidiaries because these earnings are intended to be permanently reinvested in operations outside the U.S. The unrecognized deferred tax liabilities associated with these earnings are insignificant.

The Company has elected to use the “with and without” approach as described in ASC 740-20, “Intraperiod Tax Allocation,” in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

As of December 31, 2014, the Company has a net operating loss carryforward of approximately $13.9 million for federal tax purposes and $33.2 million for state tax purposes. If not utilized, these losses will expire beginning in 2017 for both federal and state purposes.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (IRC), and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. The Company believes ownership changes, as defined under Section 382 of the IRC, existed in prior years, and has reduced its net operating loss carryforwards to reflect the limitation.

FASB authoritative guidance for the accounting for uncertainty in income taxes clarifies the accounting and reporting for income taxes where interpretation of the tax law on the Company’s tax positions may be uncertain.

TUBEMOGUL, INC.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data and where otherwise noted)

The guidance also prescribes a comprehensive model for the financial statement recognition, derecognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. As of December 31, 2014, the Company does not have uncertain tax positions for which it has recorded a liability. While the Company may have unrecognized tax benefits included in its deferred tax assets, all of its tax benefits are subject to a full valuation allowance as of December 31, 2013 and 2014. Therefore, the Company has not yet performed a study to determine the amount of such unrecognized tax benefits that are more likely than not to be realized. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. There was no interest and penalties accrued as of December 31, 2013 and 2014.

The Company files income tax returns in the U.S. federal jurisdiction as well as many U.S. states and foreign jurisdictions. Tax years 2008-2013 remain open for examination by the Internal Revenue Service and state taxing agencies. The Company has no ongoing tax examinations by tax authorities at this time.

11. Segment Information

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment, which is to design, develop and market software for brand advertising.

Total revenue from customers by location is defined based on the customers’ billing address. The following table summarizes total revenue from customers for the respective locations:

	Years Ended December 31,
	2012	2013	2014
United States	$26,782	$38,196	$78,686
Australia	3,281	5,875	9,260
All Other Countries	4,096	13,143	26,297

Total revenue	$34,159	$57,214	$114,243

The following table summarized long-lived assets in the respective locations:

	December 31,
	2013	2014
United States	$1,244	$3,711
All Other Countries	223	191

Total long-lived assets	$1,467	$3,902

TUBEMOGUL, INC.

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

(Unaudited)

	December 31, 2014	March 31, 2015
Assets
Current assets:
Cash and cash equivalents	$46,592	$36,855
Accounts receivable, net	88,457	86,547
Prepaid expenses and other current assets	2,322	2,728

Total current assets	137,371	126,130
Property, equipment and software, net	3,902	4,510
Deferred tax assets	287	287
Restricted cash	742	742
Other assets	405	419

Total assets	$142,707	$132,088

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,087	$23,869
Accrued liabilities	50,438	38,767
Current portion of note payable, net of discount	1,362	996
Deferred revenue	302	631
Deferred tax liabilities	276	245

Total current liabilities	71,465	64,508
Deferred rent	601	864

Total liabilities	72,066	65,372
Commitments and contingencies (Note 5)
Stockholders’ equity:
Preferred stock; $0.001 par value; 10,000,000 shares authorized as of December 31, 2014 and March 31, 2015; 0 shares outstanding as of December 31, 2014 and March 31, 2015	—	—
Common stock; $0.001 par value; 200,000,000 shares authorized as of December 31, 2014 and March 31, 2015; 29,837,892 and 30,274,376 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively	30	30
Additional paid-in capital	94,013	97,325
Accumulated deficit	(23,285)	(30,429)
Accumulated other comprehensive loss	(117)	(210)

Total stockholders’ equity	70,641	66,716

Total liabilities and stockholders’ equity	$142,707	$132,088

See accompanying notes to condensed consolidated financial statements.

TUBEMOGUL, INC.

Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2014	2015
Revenue:
Platform Direct	$9,248	$14,304
Platform Services	12,778	16,012

Total revenue	22,026	30,316

Cost of revenue	6,215	8,303

Gross profit	15,811	22,013

Operating expenses:
Research and development	3,808	8,769
Sales and marketing	7,929	11,112
General and administrative	4,438	7,827

Total operating expenses	16,175	27,708

Loss from operations	(364)	(5,695)

Other expense, net:
Interest expense, net	(41)	(28)
Change in fair value of convertible preferred stock warrant liability	(281)	—
Foreign exchange loss	(36)	(1,307)

Other expense, net	(358)	(1,335)

Net loss before income taxes	(722)	(7,030)
Provision for income taxes	(45)	(114)

Net loss	$(767)	$(7,144)

Basic and diluted net loss per share attributable to common stockholders	$(0.11)	$(0.24)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	6,750,834	30,026,197

See accompanying notes to condensed consolidated financial statements.

TUBEMOGUL, INC.

Condensed Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2014	2015
Net loss	$(767)	$(7,144)
Other comprehensive loss:
Foreign currency translation adjustments	(80)	(93)

Comprehensive loss	$(847)	$(7,237)

See accompanying notes to condensed consolidated financial statements.

TUBEMOGUL, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(767)	$(7,144)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	140	412
Loss on change in value of convertible preferred stock warrant liability	281	—
Provision for doubtful accounts	88	79
Provision for credit memos	450	558
Stock-based compensation expense	416	2,401
Deferred income taxes	(38)	(31)
Changes in operating assets and liabilities:
Accounts receivable	(7,013)	1,273
Prepaid expenses and other current assets	180	(406)
Other assets	(25)	(14)
Accounts payable	820	4,605
Accrued liabilities	(2,793)	(11,671)
Deferred rent	134	263
Deferred revenue	79	329
Deferred offering costs	(1,605)	—

Net cash used in operating activities	(9,653)	(9,346)

Cash flows from investing activities:
Increase in restricted cash	(408)	—
Purchases of property, equipment and software	(837)	(843)

Net cash used in investing activities	(1,245)	(843)

Cash flows from financing activities:
Repayments on notes payable	(348)	(366)
Proceeds from line of credit	6,900	—
Proceeds from issuance of convertible note	7	—
Proceeds from issuances of common stock under ESPP	—	721
Proceeds from options exercised	138	190

Net cash provided by financing activities	6,697	545

Effect of exchange rate changes on cash and cash equivalents	(37)	(93)

Net decrease in cash and cash equivalents	(4,238)	(9,737)
Cash and cash equivalents, beginning of period	19,475	46,592

Cash and cash equivalents, end of period	$15,237	$36,855

Supplemental disclosures:
Equipment purchased and unpaid at period end	$—	$177
Cash paid for interest	41	34

See accompanying notes to condensed consolidated financial statements.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements

(In thousands, except share and per share data and where otherwise noted)

1. The Company and its Significant Accounting Policies

The Company

TubeMogul, Inc. (the Company), a Delaware corporation, is an enterprise software company for brand advertising. The Company’s customers include many of the world’s largest brands and their media agencies.

The Company’s headquarters are in Emeryville, California and it has offices in Chicago, Detroit, Kiev, London, Los Angeles, New York, Paris, Sao Paolo, Shanghai, Singapore, Sydney, Tokyo, and Toronto.

Principles of Consolidation and Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding interim financial reporting, and include the accounts of the Company’s wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 31, 2015.

The consolidated balance sheet as of December 31, 2014 included herein was derived from the audited financial statements as of that date. These unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, the Company’s comprehensive loss and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full fiscal year ending December 31, 2015 or any other period.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these condensed consolidated financial statements include allowances for doubtful accounts and credit memos, useful lives for depreciation and amortization, loss contingencies, valuation of deferred tax assets, provisions for uncertain tax positions, capitalization of software costs and assumptions used for valuation of stock-based compensation and convertible preferred stock warrant liability. Actual results could differ from those and other estimates.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management’s evaluation of outstanding accounts receivable. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. The Company analyzes specific accounts receivable, historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written off when no future collection is possible.

Many of the Company’s contracts with advertising agencies provide that if the brand (i.e., the agency’s customer) does not pay the agency, the agency is not liable to the Company and the Company must seek payment

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

from the brand. Accordingly, the Company considers the creditworthiness of the brand in establishing its allowance for doubtful accounts. However, since inception, the Company has not had to initiate collection efforts directly with any brands where the contract was with an advertising agency.

The following table presents the changes in the allowance for doubtful accounts:

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
Balance, beginning of period	$(714)	$(1,369)
Additions to allowance	(903)	(79)
Write offs, net of recoveries	248	130

Balance, end of period	$(1,369)	$(1,318)

Beginning in Q1 2014 the Company established a reserve for credit memos. On a quarterly basis, the amount of revenue that is reserved for credit memos is calculated based on the Company’s historical trends and data specific to each reporting period. The Company reviews the actual credit memos issued in prior quarters as they relate to prior periods and establishes a rate at which credit memos effect prior periods. The Company then applies the established rate to the current period revenue as a basis for estimating future credit memos.

The following table presents the changes in the allowance for credit memos:

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
Balance, beginning of period	$—	$(460)
Additions to allowance	(1,875)	(558)
Issued credit memos	1,415	590

Balance, end of period	$(460)	$(428)

Fair Value Measurement and Financial Instruments

The Company measures the fair value of its financial instruments in accordance with of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) for Fair Value Measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair values of all reported assets and liabilities that represent financial instruments, the Company uses the carrying market values of such amounts. The provision establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

Level 2 — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company recorded $46,592 and $36,855 of Cash and cash equivalents as of December 31, 2014 and March 31, 2015, respectively, which are measured at fair value on a recurring basis. Inputs used in measuring fair value of Cash and cash equivalents are categorized as Level 1.

In fiscal year 2010, the Company issued a Series A-1 preferred stock warrant that contained a price protection clause that provides that the exercise price of the warrants is to be adjusted downwards upon the Company issuing Additional Stock (as defined in the warrant agreement) at more favorable pricing. As a result of this price protection clause, the Company determined that the warrant is not considered indexed to the Company’s own stock and as a result recorded the warrant as a liability measured at fair value at the time of issuance. The Company records “mark-to-market” adjustments each reporting period under other expense, net. As the warrant’s fair value is based on significant inputs that are not observable in the market, they are categorized as Level 3. On July 23, 2014, upon the closing of the Company’s IPO, the warrant converted from a warrant to purchase Series A-1 preferred stock to a warrant to purchase shares of common stock, and the liability at its then fair value of $516 was reclassified to additional paid-in capital. Prior to this date, all changes in the fair value of the warrant were recorded in other expense in the accompanying condensed consolidated statements of operations. On August 15, 2014, the warrant was net exercised in full for 69,895 shares of common stock. As of December 31, 2014 and March 31, 2015 no warrant liability was recorded on the condensed consolidated balance sheets.

Changes in warrant liability consisted of the following during:

Year Ended December 31,
2014
Balance, beginning of year	$684
Change in fair value of convertible preferred stock warrant liability	(168)
Conversion of preferred stock warrants to common stock warrants	(516)

Balance, end of year	$—

Since all carrying amounts approximate fair value, no other comprehensive income or loss has been recognized. There were no sales, purchases, settlements, or transfers in or out of Level 3 liabilities.

Other financial instruments not measured at fair value on the accompanying consolidated balance sheets at December 31, 2014 and March 31, 2015, but which require disclosure of their fair values include accounts receivable, accounts payable, accrued expenses and debt. The estimated fair values of such instruments at December 31, 2014 and March 31, 2015 approximated their carrying values. The fair values of all of these instruments are categorized as Level 2 in the fair value hierarchy.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

Recent Accounting Pronouncements

In May 2014, FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard allows for either a full retrospective or a modified retrospective transition method. The FASB tentatively decided on April 1, 2015 to defer for one year the effective date of the new revenue standard for public and nonpublic entities reporting under GAAP. The FASB also tentatively decided to permit entities to early adopt the standard. The tentative decisions will be exposed in an upcoming proposed Accounting Standards Update (ASU) with a 30-day comment period. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In April 2015, FASB issued ASU No. 2015-05, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments are effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. An entity can elect to adopt the amendments either prospectively for all arrangements entered into or materially modified after the effective date, or retrospectively. Early adoption is permitted for all entities. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its consolidated financial statements and related disclosures.

2. Property, Equipment and Software

Property, equipment and software as of December 31, 2014 and March 31, 2015 consisted of the following:

	December 31, 2014	March 31, 2015
Computer, software and office equipment	$1,928	$2,117
Capitalized internal use software costs	1,166	1,627
Furniture and fixtures	1,049	1,087
Leasehold improvements	1,043	1,375

	5,186	6,206
Less accumulated depreciation and amortization	(1,284)	(1,696)

Total	$3,902	$4,510

Total depreciation and amortization expense, was $140 and $412 for three months ended March 31, 2014 and 2015, respectively.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

3. Accrued Liabilities

Accrued liabilities at December 31, 2014 and March 31, 2015, consisted of the following:

	December 31, 2014	March 31, 2015
Accrued media costs	$41,436	$30,174
Sales commissions	2,826	1,795
Payroll and related expenses	3,757	3,147
Other accrued expenses	2,419	3,651

	$50,438	$38,767

Accrued media costs consist of amounts owed to the Company’s vendors for impressions delivered through December 31, 2014 and March 31, 2015.

4. Debt Obligations

Note Payable

Growth Capital Term-Debt and Working Capital Line of Credit

On August 21, 2013, the Company entered into an amended and restated loan and security agreement providing for a growth capital facility and a revolving line of credit. Under the growth capital facility, the Company has the ability to borrow a maximum of $4.25 million in growth capital term loan advances, which bear an interest rate of 4.75% and are secured by the Company’s assets. Under the revolving line of credit, the Company may be advanced up to $20.0 million based on 80% of eligible accounts receivable less the outstanding growth capital term loan balance at the advance date as defined in the amended agreement. Monthly payments of principal and interest are payable in equal installments.

On April 18, 2014, the Company entered into an amendment to its amended and restated loan and security agreement dated August 21, 2013. The amendment increased the revolving line of credit to $35.0 million, extended the availability and maturity of the revolving line through April 1, 2016, and added a new $3.0 million equipment term loan facility. The amendment also introduced a new financial covenant that requires the Company meet certain minimum revenue levels. As of March 31, 2015, the Company had available borrowings under the revolving line of credit of $35.0 million. The equipment term loan facility expired and was not renewed.

Under the amended and restated loan and security agreement, the Company may borrow under the revolving line of credit up to the lesser of (a) $35.0 million, and (b) a borrowing base equal to 80% of eligible accounts receivable as defined in the agreement, as amended. If the Company’s trailing nine-month EBITDA as defined in the amendment is less than $1.0 million, then the outstanding amount of advances under the equipment loan facility are deducted from availability. Advances under the line of credit accrue interest at a floating per annum rate equal to the Western Edition Wall Street Journal prime rate. While the interest rate applicable to outstanding advances under the revolving line did not change under the amendment, the Company is now required to pay a minimum amount of interest equal to the amount of interest that would accrue per quarter on a notional outstanding principal balance of $2.0 million, or $1.0 million if the Company maintains more than $50.0 million in deposits with the lender.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

If the combined amount of the Company’s cash on deposit with the lender, plus the availability under the revolving line of credit is less than $10.0 million, then the Company is required to deliver additional reporting, collections on accounts receivable are applied to immediately reduce the outstanding amount of advances under the revolving line, and the lender is allowed to take, in good faith, additional reserves against availability under the revolving line.

Future Payments

Future principal payments of long-term debt as of March 31, 2015 were as follows:

2015 (remaining 9 months)	$998

Total	998

Discount	(2)
Less current portion	(996)

Noncurrent portion of debt	$—

5. Commitments and Contingencies

Lease Commitments

At various dates throughout 2014 and during the three months ended March 31, 2015, the Company entered into leases and subleases for office space. The leases expire at various dates through 2021.

The Company’s commitments for minimum rentals under these leases as of March 31, 2015 are as follows:

Operating leases
2015 (remaining 9 months)	$3,100
2016	1,781
2017	1,123
2018	874
2019	613
Thereafter	1,063

Total minimum lease payments	$8,554

Rent expense was $485 and $625 for the three months ended March 31, 2014 and 2015, respectively.

Irrevocable Standby Letter of Credit

On July 2, 2013, the Company entered into an irrevocable standby letter of credit in the amount of $334 for the benefit of its sub landlord. The irrevocable standby letter of credit is for a one-year term and expires on July 2, 2014 and may be canceled prior to the expiration date upon the written request of the beneficiary. The letter of credit was automatically renewed on July 2, 2014 and the expiration date was extended to July 2, 2015.

In February 2014, the Company entered into an irrevocable standby letter of credit in the amount of $408 for the benefit of one of its lessors. The irrevocable standby letter of credit is for a one year term and expires in February 2015 and may be canceled prior to the expiration date upon the written request of the beneficiary.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

The Company is contractually required to keep the letters of credit for the term of the lease, therefore, the letters of credit are recorded as restricted cash and are classified as long-term assets on the condensed consolidated Balance Sheets.

Legal

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

6. Stock-Based Compensation

On July 9, 2007, the board of directors and stockholders of the Company approved and adopted the TubeMogul, Inc. 2007 Equity Compensation Plan (the 2007 Plan) that permitted the grant of incentive and nonqualified stock options, stock awards (including restricted stock units), and stock appreciation rights to purchase shares of the common stock of the Company. Under the 2007 Plan, shares of common stock are reserved for the issuance of permitted awards to eligible participants. Options granted generally vest and become exercisable over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable for up to 10 years from the date of grant. Restricted stock units (RSUs) granted are generally released from restriction over a four-year term from the date of grant, at a rate of 25% after one year, then quarterly on a straight-line basis thereafter.

The Company has authorized and reserved a total of 6,093,703 shares of common stock under the 2007 Plan for the grant of permitted awards to employees, directors, consultants, and other service providers for the Company or related companies. The 2007 Plan terminated effective July 16, 2014, though it continues to govern outstanding awards issued under the 2007 Plan prior to July 16, 2014.

In February 2014, the Company’s board of directors and stockholders approved and adopted the TubeMogul, Inc. 2014 Equity Incentive Plan (the 2014 Plan), and the 2014 Plan became effective on July 16, 2014, the day immediately preceding the Company’s IPO. The 2014 Plan permits the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance awards and other cash-based or stock-based awards. In addition, the 2014 Plan contains a mechanism through which the Company may adopt a deferred compensation arrangement in the future. Under the 2014 Plan, shares of common stock are reserved for the issuance of permitted awards to eligible participants. Options granted will generally vest and become exercisable over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable for up to 10 years from the date of grant. RSUs granted will generally be released from restriction over a four year term from the date of grant, at a rate of 25% after one year, then quarterly on a straight-line basis thereafter.

The Company initially authorized and reserved a total of 2,500,000 shares of common stock under the 2014 Plan for the grant of permitted awards. This reserve automatically increased on January 1, 2015 by 1,491,894 shares and will continue to increase on each subsequent anniversary through 2024, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31; and (b) an amount determined by the Company’s board of directors. This reserve may also be increased by up to an additional 4,975,000 shares, to include (a) any shares remaining available for grant under the 2007 Plan at the time of its termination; and (b) shares that would otherwise be returned to the 2007 Plan, upon the expiration or termination of awards granted under that plan.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Plan.

The shares available under the 2014 Plan will not be reduced by awards settled in cash. The shares available under the 2014 Plan will be reduced by shares withheld to satisfy tax withholding obligations with respect to stock options and stock appreciation rights. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Plan.

For purposes of the tables below, the 2007 Plan and the 2014 Plan are collectively referred to as the “Plan.” The following table summarizes the Plan’s stock option activity:

	Outstanding number of shares	Weighted- average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
Balance at December 31, 2014	5,166,223	$5.32	7.75	$83,132
Options granted	40,000	15.18
Options exercised	(223,862)	0.88
Options canceled	(23,218)	2.41

Balance at March 31, 2015	4,959,143	$5.62	7.60	$45,005

Options exercisable and vested at March 31, 2015	2,386,525	$1.40	6.21	$29,879
Options vested and expected to vest at March 31, 2015	4,775,924	$5.45	7.54	$44,020

The weighted average fair value of options granted was $4.51 and $9.78 for the three months ended March 31, 2014 and 2015, respectively. The aggregate intrinsic value of options exercised was $7.2 million and $3.0 million for the three months ended March 31, 2014 and 2015, respectively.

At March 31, 2015, there was approximately $11.9 million of total unrecognized compensation cost related to unvested options granted under the compensation plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted average remaining vesting period of approximately 2.38 years at March 31, 2015.

The fair value of options granted to employees is estimated on the date of grant and to non-employees at each measurement period using the Black-Scholes-Merton option valuation model. This stock-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variances include the expected term (weighted average period of time that the options granted are expected to be outstanding), the expected volatility of the Company’s common stock, expected risk-free interest rate, expected dividends. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

The following assumptions were used to calculate the fair value of options for employees:

	Three Months Ended March 31,
	2014	2015
Risk-free interest rate	1.8% to1.98%	1.8%
Dividend yield	— %	— %
Volatility	66% to 67%	70%
Expected term	5.9 to 6.4 years	6.5 years

The following table summarizes the Plan’s RSUs activity:

	Outstanding number of shares	Weighted- Average Grant Date Fair Value	Weighted average remaining contractual life
Balance at December 31, 2014	998,145	$10.99	$6.53
RSUs granted	343,830	15.46	6.86
RSUs released	(91,469)	10.13	—
RSUs canceled	(48,193)	11.24	—

Balance at March 31, 2015	1,202,313	$13.06	$5.96

The fair value of RSUs granted to employees is estimated on the date of grant and to non-employees at each measurement period using the fair value of the underlying common stock.

At March 31, 2015, there was approximately $14.5 million of total unrecognized compensation cost related to unvested RSUs granted under the compensation plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted average remaining vesting period of approximately 3.41 years at March 31, 2015.

The following table summarizes the effects of stock-based compensation in the Company’s accompanying condensed consolidated statements of operations:

	Three Months Ended March 31,
	2014	2015
Research and development	$102	$642
Sales and marketing	140	709
General and administrative	174	1,050

Total stock-based compensation	$416	$2,401

In February 2014, the Company’s board of directors adopted and the stockholders approved the Company’s 2014 Employee Stock Purchase Plan (the ESPP), which became effective on July 17, 2014. The ESPP allows eligible employees to purchase shares of the Company’s common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The administrator may, in its discretion, modify the terms of offering periods. Due to the timing of the IPO, the first offering period started July 17, 2014 and ended on February 16, 2015. At the end of each offering period, employees are able to

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

purchase shares at 85% of the lower of the fair market value of the Company’s common stock on the first trading day of the offering period or on the last day of the offering period. During Q1 2015, 121,153 shares were purchased under the ESPP.

7. Net Loss per Share

The Company calculates its basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and convertible preferred stock. In computing diluted net income, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

The Company’s basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock, RSUs and preferred and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is antidilutive as the Company had net losses for the three months ended March 31, 2014 and 2015.

The following table sets forth the computation of net loss per common share (in thousands, except per share data):

	Three Months Ended March 31,
	2014	2015
Net loss	$(767)	$(7,144)
Weighted-average shares used in computing basic and diluted net loss per share	6,750,834	30,026,197

Basic and diluted net loss per share	$(0.11)	$(0.24)

The following securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Three Months Ended March 31,
	2014	2015
Convertible preferred stock	15,510,330	—
Employee stock options	4,139,687	4,959,143
RSUs	—	1,202,313
ESPP	—	83,222
Convertible preferred stock warrants	102,161	—

Total	19,752,178	6,244,678

TUBEMOGUL, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share data and where otherwise noted)

8. Employee Benefit Plans

The Company established a 401(k) Profit Sharing Plan (the Plan) in 2009, pursuant to which the Company may make a discretionary contribution to the Plan each year, allocable to all plan participants. The Company is responsible for administrative expenses of the 401(k) Plan. On January 1, 2015, the Company began matching 25% of the employees’ contributions, subject to vesting conditions, to the 401(k) Plan. The Company contributed $192 for the three months ended March 31, 2015.

9. Income Taxes

The Company is subject to income tax in the United States as well as other tax jurisdictions in which it conducts business. Earnings from non-U.S. activities are subject to local country income tax. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are to be reinvested indefinitely.

The Company recorded an income tax provision of $45 and $114 for the three months ended March 31, 2014 and 2015, respectively, related to foreign income taxes and state minimum taxes. Based on the available objective evidence during the three months ended March 31, 2015, management believes it is more likely than not that the tax benefits of the U.S. losses incurred during the three months ended March 31, 2015 may not be realized by the end of the 2015 fiscal year. Accordingly, the Company did not record the tax benefits of the U.S. losses incurred during the three months ended March 31, 2015. The primary difference between the effective tax rate and the federal statutory tax rate relates to foreign tax rate differences, meals and entertainment and state and local minimum and capital taxes. As of March 31, 2015, the Company had no material uncertain tax positions.

The provision for income taxes for the three months ended March 31, 2014 and 2015 primarily reflects the provision for income taxes for foreign and state taxes.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the Code), and similar state provisions. Any annual limitation may result in the expiration of net operating losses before utilization.

10. Segment Information

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment, which is to design, develop and market software for brand advertising.

We find people that have a high ‘do’ to ‘say’ ratio and keep them focused on things that will move the company forward by aligning their personal goals with our company goals.” - Brett Wilson, Co-Founder and CEO